As confidentially submitted by SharedLabs, Inc. to the Securities and Exchange Commission on January 30, 2018

pursuant to CFR Section 200.83. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SHAREDLABS, INC.

(Exact Name of Registrant as specified in its charter)

Delaware	7371	81-4628339
(State or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

118 W. Adams St., Suite 200

Jacksonville, FL 32202

Tel: (800) 960-0149

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Jason M. Cory

Chief Executive Officer

118 W. Adams St., Suite 200

Jacksonville, FL 32202

Tel: (800) 960-0149

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copies to:

Darrin M. Ocasio, Esq. Sichenzia Ross Ference Kesner LLP 1185 Avenue of the Americas, 37 Fl. New York, NY 10036 Telephone: (212) 930-9700 Facsimile: (212) 930-9725	Anthony J. Marsico, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. 666 Third Avenue New York, NY 10017 Telephone: (212) 935-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check One):

Large Accelerated Filer [ ]	Accelerated Filer [ ]
Non-Accelerated Filer [ ] (Do not check if a smaller reporting company)	Smaller Reporting Company [X]
Emerging Growth Company [X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. [  ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price per Share (2)		Proposed Maximum Aggregate Offering Price		Amount of Registration Fee (3)
Common Stock, par value $0.0001 per share (1)(2)			$-	$15,000,000.00	(3)	$1,867.50
Common Stock, par value $0.0001 per share (4)	2,381,207		$5.00	$11,906,035.00,		$1,482.30
Common Stock, par value $0.0001 per share, underlying warrants (5)	1,085,354		$5.00	$5,426,770.00		$675.63
Common Stock, par value $0.0001 per share, underlying Representative’s warrant (1)(6)		$
Total	3,466,561	$		$32,332,805.00		$4,025.43	(7)

(1)	Pursuant to Rule 416 under the Securities Act of 1933, as amended, the shares being registered hereunder shall be deemed to cover additional securities to be offered to prevent dilution and thus includes such indeterminate number of shares of common stock as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends or other similar transactions.
(2)	Includes shares subject to underwriter’s over-allotment option
(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”) based on an estimate of the proposed maximum offering price.
(4)	Represents outstanding shares of common stock offered by the selling stockholders.
(5)	Represents shares of common stock issuable upon the exercise of warrants at an exercise price of $5.00 per share, offered by the selling stockholders.
(6)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act, the proposed maximum aggregate offering price of the Representative’s warrants is equal to 125% of the common stock offering price.
(7)	To be paid upon the first non-confidential filing of this Registration Statement with the Securities and Exchange Commission.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

EXPLANATORY NOTE

This Registration Statement (the “Registration Statement”) contains one prospectus (the “Prospectus”) in connection with a public offering of up to          shares of our common stock at a price of $          per share and one prospectus to be used in connection with the potential resale by certain selling stockholders (the “Selling Stockholders”) of an aggregate of 3,425,561 shares of common stock (the “Selling Stockholder Prospectus”). The Prospectus and the Selling Stockholder Prospectus are identical in all respects except for the alternative pages for the Selling Stockholder Prospectus included herein which are labeled “Alternate Page for Selling Stockholder Prospectus”.

The Selling Stockholder prospectus is substantially identical to the Prospectus, except for the following principal points:

●	They contain different outside and inside front covers;
●	They contain different Offering sections in the Prospectus Summary section on;
●	They contain different Use of Proceeds sections;
●	The Capitalization and Dilution sections are deleted from the Selling Stockholder Prospectus;
●	A Selling Stockholder section is included in the Selling Stockholder Prospectus; and
●	The Plan of Distribution Sections are different.

The Company has included in this Registration Statement, after the financial statements, a set of alternate pages to reflect the foregoing differences of the Selling Stockholder Prospectus as compared to the Prospectus.

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The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED January 30 , 2018

______________ Shares Common Stock SHAREDLABS, INC.

This is a firm commitment initial public offering of [___________] shares of common stock of SharedLabs Inc. No public market currently exists for our shares. We anticipate that the initial public offering price of our shares will be between $[____] and $[____].

Prior to this offering, there has been no public market for our common stock. We intend to apply to list our shares of common stock for trading on The Nasdaq Capital Market under the symbol “ SHLB .” No assurance can be given that our application will be approved.

We are an “emerging growth company” under the Jumpstart our Business Startups Act of 2012, or JOBS Act, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings. Investing in our common stock involves a high degree of risk.

Investing in our common stock is highly speculative and involves a high degree of risk. See “Risk Factors” beginning on page 15 of this prospectus for a discussion of information that you should consider before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

		Per Share		Total
Public offering price	$		$
Underwriting discounts and commissions(1)
Proceeds to us (before expenses)

(1)	Does not include a non-accountable expense allowance equal to 1.0% of the gross proceeds of this offering payable to the underwriters. See “Underwriting” for a description of compensation payable to the underwriters.

We have granted the underwriters a 45-day option to purchase up to an additional 15% of the total number of shares of common stock to be offered in the offering solely to cover over-allotments, if any.

The underwriters expect to deliver our shares to purchasers in the offering on or about               , 2018.

Joseph Gunnar & Co.

The date of this prospectus is January 30 , 2018

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You should rely only on the information contained in this prospectus or contained in any free writing prospectus we may authorize to be delivered or made available to you. Neither we nor any of the underwriters have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial condition, results of operations, and prospects may have changed since such date.

Through and including            , 2018 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States. See “Underwriting.”

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STATEMENT REGARDING INDUSTRY AND MARKET DATA

Any market or industry data contained in this prospectus is based on a variety of sources, including internal data and estimates, independent industry publications, government publications, reports by market research firms or other published independent sources. Industry publications and other published sources generally state that the information contained therein has been obtained from third-party sources believed to be reliable. Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions, and such information has not been verified by any independent sources. Accordingly, investors should not place undue reliance on such data and information.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the “Risk Factors” section of this prospectus and our financial statements and the related notes appearing at the end of this prospectus, before making an investment decision.

SharedLabs, Inc., a Delaware corporation, is a company formed in 2016 that operates within the information technology industry through its subsidiaries. Except as otherwise indicated, references to “SharedLabs,” “we”, “us,” “our,” and the “Company” refer to SharedLabs, Inc. and its direct and indirect subsidiaries: iTech US, Inc., a Virginia corporation; iTech IT Solutions Private Ltd., a company organized under the laws of India; SharedLabs India Private Ltd., a company organized under the laws of India; SmartWorks, LLC, a New Jersey limited liability company; and ExoiS, Inc., a California corporation.

SHAREDLABS, INC.

Company Overview

SharedLabs, Inc. is an information technology (“IT”) services company We enable businesses and organizations to radically adapt as they harness our extensive experience with next-generation technologies like cloud hosting, big data analytics, artificial intelligence (“AI”), blockchain and the Internet of Things (“IoT”). Rather than offer a “one size fits all” approach, through strategy, consulting, design and implementation, we tailor our professional services to each client’s needs to provide customized IT solutions, allowing them to make the absolute most of our services. We complement our professional services with project management, managed services, maintenance and support; in other words, we shepherd each and every product through its entire lifecycle. Even with this care, we remain a flexible organization that is able to predict and capitalize upon new technologies. We believe that our ability to straddle the present and the future sets us apart from our competitors.

Market Overview

The IT services market grew rapidly and continues to expand. According to International Data Corporation (IDC), the market grew from $805 billion to $953 billion between 2012 and 2016 in the US and in 2016, it surpassed $3.4 trillion globally. If current growth forecasts prove accurate, the industry will pass the $3.5 trillion mark in the coming year. The U.S. market represents 28% of the worldwide total, or slightly over $1 trillion. The next largest market is the Asia-Pacific region, which encompasses Japan, China, Australia, India, and surrounding countries. The share of the Asia-Pacific region has increasingly accounted for a larger share of the global IT pie. This has mostly come at the expense of a Western Europe market growing at a slower rate and thereby reducing its proportional share over time.

Once valued primarily for its operational support, IT is now a source of competitive advantage. Leading enterprises use IT to accelerate time-to-market while increasing productivity and improving customer service. As these services have become more essential, they have also become more costly, causing many companies to outsource. Engaging service providers to improve business performance, beyond reducing costs, can be challenging. The rate of technological change, the impact of mergers and acquisitions and a historical approach to building and managing stand-alone, legacy IT systems and applications have led to fragmented IT environments, which are complex, inefficient and costly to maintain and operate. Further, the breakneck speed of market shifts strains the abilities of most companies to keep pace. Organizations are actively seeking IT service providers that offer cost-effective, customized solutions and a delivery model that is both tailors to their specific needs and is also based on industry standards, which would allow them to address these complex challenges.

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Market Opportunity

The IT services industry in the US is expected to grow from $953 billion in 2016 to $1163 billion in 2020 at a compound annual growth rate (CAGR) of 5.1%. Much of this growth will be spurred by advances in technology, internet and media penetration, specialized research and development and digitalization. Advances in Artificial Intelligence (AI), IoT and wearable technologies are driving the demand for cloud services, software services and hardware support services. The proliferation of these technologies in a wide range of industries, running the gamut from manufacturing to healthcare, electronics to retail, is further driving the demand for IT services. E-Commerce companies use AI and cloud computing to minimize their operational costs. As these technologies become ever-more pervasive, so do the security risks associated with them. There is increasing demand for more robust cyber security services.

Market and Offering Segments

Software Products Integration. We offer system integration solutions to incorporate diverse software and hardware systems to function across public, private and hybrid cloud environments. Software integration involves the process of linking together different hardware systems and software applications either physically or functionally so that they can function as one system.

Cloud Data Hosting, Management and Recovery. We provide access to servers, storage, databases and a broad set of application services managed by our teams of highly competent engineers in our delivery centers, on-site with our clients, or both. This offering set also includes data processing and hosting services. We blend a host of cloud data recovery solutions with our own tools and systems. Coupled with best-in-class tools, we enable cloud software solutions to move manage and recover data. Using virtualization technologies, we offer Infrastructure–as–a–Service, Platform–as–a–Service and Software-as-a-Service to our clients.

Infrastructure as a Service (IaaS). Our IaaS services host hardware, software, servers, storage and other infrastructure components for their users. These components include networking features, computer hardware, space for data storage, system maintenance, backup and resiliency planning. IaaS offers the highest level of flexibility and management control to the user.

Platform as a Service (PaaS). Our PaaS refers to a cloud based solution which delivers hardware and software tools for application development. We support the complete lifecycle of application or software development without the need for clients to manage the underlying infrastructure.

Software as a Service (SaaS). We provide our clients access to their business applications, managing access to the application, its security, availability, and performance in a fully managed consumption based model.

Software Services. We oversee the software development process from cradle to grave, ensuring that we know a program’s ins and outs and are able to provide our clients the most effective troubleshooting. We proactively modernize programs, ensuring that they remain both compatible with overarching systems and secure. We offer tools and services that automatically install and update applications for the user across all platforms.

Single to Multiple Services Shift. We offer integrated delivery, bypassing the traditional system of delivering several single services in parallel to the same customer.

Web Services. We offer a full suite of web products, including e-commerce, digital strategy and consulting, security, integration storage management and Customer Relationship Management (CRM).

Data Analytics. We offer customized data analytics tools based upon the functioning and demands of our clients. For example, we offer our clients the ability to use our social media analytics to identify and prioritize issues their clients may have in an easy-to-use, contextually relevant and massively scalable manner.

Software Artificial Intelligence (AI) and Automation. We offer AI-enabled software services to enhance the productivity of day-to-day operations and customer satisfaction levels of companies operating in manufacturing and service industries. These solutions cost companies only one-tenth of a full-time employee.

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Blockchain Development Services. We offer a broad range of customer development services from the creation of decentralized applications and support of a private blockchain, to full stack blockchain integration services. Our experienced blockchain developers help clients take advantage of the numerous opportunities that the emerging technology has to offer including blockchain security, smart contracts, ethereum, bitcoin and hyperledger.

The SharedLabs, Inc. Method

Our Embedded Service Partner (“ESP”) methodology allows clients to see around the corner. Through the integration of capabilities and strategy, ESP helps managers and employees lower costs and expedite change. We provide actionable intelligence, based not on corporate historical experiences but rather shifts in the intelligent quotient. Market drivers are difficult to read at times, as is the influence of personality and interest trends that are not yet forged. ESP provides the extrasensory pathway of knowledge that guides our clients to achieve their goals.

Our Solutions

Our ESP method, broad range of IT services, global delivery model and innovative framework approach enable us to deliver IT solutions to clients that enhance business performance, accelerate time-to-market, increase productivity and improve customer service. Our wide sales, operations and delivery networks, spanning the United States, Canada and India, afford us powerful resource capabilities that uniquely position us to provide solutions in every time zone.

We reduce the effort and costs required to maintain and develop IT applications on an ongoing basis by streamlining and consolidating our clients’ applications. We believe that our solution provides our clients with the consultative and high-value services associated with large consulting and systems integration firms and the cost-effectiveness associated with offshore IT outsourcing firms. It is the best of both worlds.

Our consulting services help accelerate business outcomes, drive innovation, navigate change and enable transformation, while delivering superior results to companies ranging in size from medium to large enterprise in more than 15 industry verticals across all business functions.

Our digital transformation and innovation solutions empower companies to accelerate business growth by reimagining the consumer experience, and creating lasting value while our differentiated solutions in software, infrastructure, mobile, analytics, and security enable improvement through operating efficiencies and automation.

Growth Strategies

Organic Growth

We believe the diverse and fragmented nature of the global IT Services market provides us with a significant opportunity to further grow our client base. We built and will continue to build a dedicated business development team focused on generating engagements with new clients. At the same time, we will continue to manage our current client relationships. We can offer prospective clients our experience handling complex technologies and vertical-specific challenges, making us a compelling choice for those seeking an IT solutions partner.

Our industry solutions team works closely with our marketing group, industry and technology practice groups and research and development teams to develop new, highly-differentiated services. Through our international team of engineers, we maintain institutional knowledge and service capabilities that are adaptable, scalable and transferrable. We are constantly improving our offerings and developing new services and solutions for our clients, which we expect to drive incremental growth from existing and new clients. We plan to enhance assessment and consultative services with more “lean” engagements which we believe will drive annuity revenues as well as short-term high-margin engagements. We will also up-sell higher value services (driving stronger margins and reuse by developing open standard or easy integration into current modules etc) to existing customers. We will sell higher-value, greater volume (applications) services to new customers based on re-use and app store concept. We will also offer services from our new hype digital product line to broaden our reach outside of IT.

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Our efforts to develop new client relationships are supported by our existing referenceable client base. We will endeavor to increase the number of deals with more than one offering, while further developing our existing industry expertise. At the same time, we will also familiarize ourselves with the developments in adjacent industries. Maintaining a firm grasp on the state of our industry and those related to it further cements our position as a thought leader, whose authority attracts both new clients and talent. At the same time, we will forge new alliances even as we further develop our current pacts. These relationships will prove especially important as we further expand into new geographic areas.

Strategic Acquisitions

Planned acquisition targets include sector-specific technology companies with the objective of augmenting our current capabilities with feature-rich, third-party solutions. The decision-making process includes, but is not limited to, weighing time, effort and approximate cost to develop certain technologies in-house, versus acquiring or merging with one or more entities that we believe have a proven record of successfully developing a technology sub-component. Additional criteria include evaluating the potential acquisition target’s customer base, stage of technology, merger or acquisition cost as compared to market conditions.

We expect to continue to consider strategic acquisitions that can increase our technology expertise and geographic presence. We believe that our Mergers and Acquisition (M&A) strategy enhances and augments all of our growth avenues, including gaining capabilities, cross-selling our existing clients and entering new markets and verticals. Since our inception in 2016, we have acquired and successfully integrated three companies, capitalizing on our scale, client relationships and vendor partnerships to drive margin expansion post-acquisition. We have been successful at integrating our acquisitions and at retaining key management talent. These acquisitions are complementary with new office openings and the organic expansion of our presence in existing geographic markets. We expect to continue to selectively pursue acquisition opportunities within the highly fragmented IT solutions market, with a focus on enhancing our solutions offerings and geographic presence.

We plan to align our approach to creating software and applications, fielding and developing talented engineers, and solving technical problems to meet their client’s business needs; and to create and field a suite of digital, security, managed, and cloud IT services offerings which increase monthly recurring revenue streams while expanding wallet share in existing clients and bringing on new clients. With this execution plan, management believes that they can win more work, at a lower cost, and drive scale that allows them to offer the best service, at the lowest price, with the highest quality in the industry.

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Risks Affecting Our Business

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. Some of these risks are:

●	Our business is affected by general economic, political and financial conditions, which could adversely affect our results of operations;

●	We may not be able to manage our growth effectively and our growth may slow down in the future;

●	We operate in a highly competitive environment and may not be able to effectively compete or retain our current customers or attract new customers due to competition;

●	We may be unable to attract; develop and retain the high performing individuals we need to effectively operate our business;

●	We rely heavily and must compete based upon the flexibility and sophistication of the technologies utilized in performing our core businesses;

●	Business interruptions, such as power outages, could adversely affect future operations, revenues, and financial conditions, and may increase our costs and expenses;

●	Our inability to raise capital on acceptable terms in the future may cause us to delay, diminish, or curtail certain operational activities, including the expansion of our business operations, research and development activities, sales and marketing, and other operations, in order to reduce costs and sustain the business, and such inability would have a material adverse effect on our business and financial condition;

●	Raising additional capital may cause dilution to our existing stockholders, including purchasers of common stock in this offering or restrict our operations;

●	If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired; and

●	Our management team has limited experience managing a public company.

For a more detailed discussion of these risks, see “Risk Factors” on page 15 .

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last completed fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These reduced reporting requirements include:

●	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

●	an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or a stockholder approval of any golden parachute arrangements;

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●	extended transition periods for complying with new or revised accounting standards;

●	being permitted to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, in addition to any required unaudited interim financial statements in this prospectus; and

●	reduced disclosures regarding executive compensation in our periodic reports, proxy statements and registration statements, including in this prospectus;

We will remain an emerging growth company until the earliest to occur of: (i) the end of the first fiscal year in which our annual gross revenue is $1.07 billion or more; (ii) the end of the first fiscal year in which we are deemed to be a “large accelerated filer,” as defined in the Securities Exchange Act of 1934, as amended, or the Exchange Act; (iii) the date on which we have, during the previous three-year period, issued more than $1.00 billion in non-convertible debt securities; and (iv) the end of the fiscal year during which the fifth anniversary of this offering occurs. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We currently intend to take advantage of the exemptions discussed above. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

We are also a “smaller reporting company,” as defined under SEC Regulation S-K. As such, we also are exempt from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and also are subject to less extensive disclosure requirements regarding executive compensation in our periodic reports and proxy statements. We will continue to be deemed a smaller reporting company until our public float exceeds $75 million on the last day of our second fiscal quarter in the preceding fiscal year.

Corporate Information

We were incorporated in the State of Delaware in 2016 initially to acquire and integrate other technology and IT services companies. We now operate as an information technology company focused on professional services and strategic acquisitions to increase shareholder value. Our principal executive offices are located at 118 W Adams Street, Suite 200, Jacksonville, FL 32202. Our telephone number is (800) 960-0149. Our website address is http://www.sharedlabs.com/. The references to our website in this prospectus are inactive textual references only. The information on our website is neither incorporated by reference into this prospectus nor intended to be used in connection with this offering.

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THE OFFERING

The following summary of the offering contains basic information about the offering and the common stock and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the common stock, please refer to the section of this prospectus entitled “Description of Capital Stock.”

Common Stock offered by us :	[__________] shares (or [__] shares if the underwriters exercise their over-allotment option in full)

Over-allotment option :	We have granted the representative an option for a period of 45 days to purchase up to [___] shares of our common stock to cover over-allotments, if any.

Common Stock to be outstanding immediately after this offering [1] :	[__________] shares. If the representative’s over-allotment option is exercised in full, the total number of shares of common stock outstanding immediately after this offering would be [___].

Offering Price :	$[____]

Use of proceeds:

We expect to receive approximately $[_______] in net proceeds from the sale of our shares offered by us in this offering (approximately $[______] if the underwriters exercise their over-allotment option in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, based on the units being offered at $[___] per share. We intend to use the net proceeds from this offering to finance the expansion of our business, a portion of which may be used to acquire a specific target, and for general working capital purposes.

See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Dividend Policy:	We currently expect to retain all available funds and any future earnings for use in the operation and expansion of our business. We do not currently anticipate paying dividends on our common stock following this offering. Any declaration and payment of future dividends to holders of our common stock may be limited by restrictive covenants in our debt agreements and will be at the sole discretion of our Board of Directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our Board of Directors deems relevant. See “Dividend Policy.”

Risk Factors:	You should carefully consider the information set forth in this prospectus and, in particular, the specific factors set forth in the “Risk Factors” section beginning on page 15 of this prospectus before deciding whether or not to invest in our Common Stock.

1 Based on [●] shares of common stock issued and outstanding as of [●], 2018.

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Proposed Nasdaq Ticker Symbol	We intend to apply to list our common stock on the Nasdaq Capital Market under the symbol “ SHLB .” However, no assurance can be given that our application will be approved.

Lock-ups:

We and our directors, officers and principal stockholders of our common stock have agreed with the underwriters not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our common stock for a period of twelve (12) months after the date of this prospectus, in the case of our officers and directors, and six (6) months after the date of this prospectus, in the case of any principal stockholder. See “Underwriting” on page 71 .

Business Address and Telephone Number

Our address is 118 W Adams Street, Suite 200, Jacksonville, FL 32202, and our telephone number at such address is (800) 960-0149.

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SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our selected consolidated financial data as of the dates and for the years indicated. The selected consolidated financial data for the years ended December 31, 2016 and as of December 31, 2016 and 2015 have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus.

The historical results set forth below do not necessarily indicate results expected for any future period, and should be read in conjunction with ‘Risk Factors,” “Management Discussion and Analysis of Financial Condition and Operations,” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

SHAREDLABS, INC.

BALANCE SHEET

DECEMBER 31, 2016

Total assets	$15,000
Total equity	$15,000

iTECH US, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF EARNINGS

YEARS ENDED DECEMBER 31, 2016

Net revenues	$74,280,696
Cost of revenue	65,135,402
Gross profit	9,145,294

Selling, general and administrative expenses	5,826,878

Earnings from operations	3,318,416

Other expenses, net	(25,900)
Provision for income taxes	(69,654)
Net earnings	$3,222,862
Net earnings attributable to iTech US, Inc.	$3,215,859

SHAREDLABS, INC.

STATEMENT OF OPERATIONS

DECEMBER 31, 2016

Selling, general and administrative expenses	$445
Loss from operations	(445)
Provision for income taxes	0
Net Loss	$(445)

SHAREDLABS, INC.

STATEMENT OF CASH FLOWS

DECEMBER 31, 2016

Net Cash used by operating activities	$(15,445)
Net cash provided by financing activities	$15,445

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RISK FACTORS

You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision. If any of the following risks, as well as other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment.

General Business and Industry Risks

The accompanying financial statements have been prepared assuming that we will continue as a going concern.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2016, we had incurred an operating loss and continue to generate losses from operations along with negative cash flows from operations. These matters raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should we be unable to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of December 31, 2016 with respect to this uncertainty.

Our ability to continue as a going concern is dependent upon our ability to generate profitable business operations in the future and/or obtaining the necessary financing to meet our obligations and repay our liabilities. Through December 31, 2016, we have operated at a loss and remained in business from shareholder capital contributions. Management’s plan to continue as a going concern is based on us obtaining additional capital resources through the sale of our securities and/or loans on an as needed basis. Our ability to continue as a going concern is dependent upon its ability to successfully accomplish the plans described above and eventually attaining profitable operations.

In addition to the normal risks associated with a new business venture, there can be no assurance that our business plan will be successfully executed. Our ability to execute our business plan will depend on our ability to obtain additional financing and achieve a profitable level of operations. There can be no assurance that sufficient financing will be available, or, if available, that it will be on terms that are satisfactory to us. Even if we are able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in the case of equity financing. Further, we cannot give any assurance that we will generate substantial revenues or that our business operations will prove to be profitable. To the extent that we are unsuccessful, we may need to curtail or cease our operations and implement a plan to extend payables or reduce overhead until sufficient additional capital is raised to support further operations. Our ability to continue as a going concern is dependent on management’s plans, which include further implementation of its business plan and continuing to raise funds through debt and/or equity raises

We may need to secure additional financing.

We anticipate that we may require additional funds for our operations in the future. If we are not successful in securing additional financing when needed, we may be unable to execute our business strategy, which could result in curtailment of our operations.

Our ability to raise additional capital is uncertain and dependent on numerous factors beyond our control including, but not limited to, economic conditions and lack of availability of credit. We currently do not have any committed external source of funds.

If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

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●	continue to expand our development, sales and marketing teams;
●	acquire complementary technologies, products or businesses;
●	if determined to be appropriate, expand our global operations;
●	hire, train and retain employees; and
●	respond to competitive pressures or unanticipated working capital requirements.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, then-existing stockholders’ interests may be materially diluted, and the terms of such securities could include liquidation or other preferences that adversely affect their rights as common stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include restrictive covenants that limit our ability to take specified actions, such as incurring additional debt, making capital expenditures or declaring dividends.

The IT services market is highly competitive and our competitors may have advantages that may allow them to compete more effectively than we do to secure client contracts and attract skilled IT professionals.

The IT services market in which we operate includes a large number of participants and is highly competitive. Our primary competitors include:

●	on and off-shore outsourcing firms;
●	system integrators;
●	consulting firms

We also occasionally compete with in-house IT departments, smaller vertically-focused IT service providers and local IT service providers based in the geographic areas where we compete. We expect additional competition from offshore IT outsourcing firms in emerging locations such as Eastern Europe, Latin America and China, as well as offshore IT service providers with facilities in less expensive geographies within India.

The IT services industry in which we compete is experiencing rapid changes in its competitive landscape. Some of the large consulting firms and offshore IT service providers that we compete with have significant resources and financial capabilities combined with a greater number of IT professionals. Many of our competitors are significantly larger and some have gained access to public and private capital or have merged or consolidated with better capitalized partners, which has created and may in the future create, larger and better capitalized competitors. These competitors may have superior abilities to compete for market share and for our existing and prospective clients. Our competitors may be better able to use significant economic incentives, such as lower billing rates, to secure contracts with our existing and prospective clients. These competitors may also be better able to compete for and retain skilled professionals by offering them more attractive compensation or other incentives. These factors may allow these competitors to have advantages over us to meet client demands in an engagement for large numbers and varied types of resources with specific experience or skill-sets that we may not have readily available in the short- or long-term. We cannot assure you that we can maintain or enhance our competitive position against current and future competitors. Our failure to compete effectively could have a material adverse effect on our business, financial condition or results of operations.

If we cannot attract and retain highly-skilled IT professionals, our ability to obtain, manage and staff new projects and continue to expand existing projects may result in loss of revenue and an inability to expand our business.

Our ability to execute and expand existing projects and obtain new clients depends largely on our ability to hire, train and retain highly-skilled IT professionals, particularly project managers, IT engineers and other senior technical personnel. If we cannot hire and retain such additional qualified personnel, our ability to obtain, manage and staff new projects and to expand, manage and staff existing projects, may be impaired. We may then lose revenue and our ability to expand our business may be harmed. There is intense worldwide competition for IT professionals with the skills necessary to perform the services we offer. We and the industry in which we operate generally experience high employee attrition. Given our recent significant growth and strong demand for IT professionals from our competitors, we cannot assure you that we will be able to hire or retain the number of technical personnel necessary to satisfy our current and future client needs. We also may not be able to hire and retain enough skilled and experienced IT professionals to replace those who leave. Additionally, if we have to replace personnel who have left our company, we will incur increased costs not only in hiring replacements but also in training such replacements until they can become productive and billable to our clients. In addition, we may not be able to redeploy and retrain our IT professionals in anticipation of continuing changes in technology, evolving standards and changing client preferences. Our inability to attract and retain IT professionals could have a material adverse effect on our business, operating results and financial condition.

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We are dependent on engineering, support and IT personnel, a number of which are foreign nationals who rely heavily on visas and entry permits in order to legally work in the United States; changes in immigration legislation and enforcement may adversely affect our business and results of operations.

Our future success depends upon our ability to recruit and retain the services of executive, engineering, sales and marketing, and support personnel. The supply of highly qualified individuals, in particular engineers in very specialized technical areas, or sales people with specialized industry expertise, is limited and competition for such individuals is intense. The loss of the services of any of our key employees, the inability to attract or retain personnel in the future or delays in hiring required personnel, engineers and sales people, and the complexity and time involved in replacing or training new employees, could delay the development and introduction of new products, and negatively impact our ability to market, sell, or support our products.

A number of our team members are foreign nationals who rely on visas and entry permits in order to legally work in the United States and other countries. In recent years, the United States has increased the level of scrutiny in granting H-1(B), L-1 and other business visas. In addition, the current U.S. administration has indicated that immigration reform is a priority. Compliance with United States immigration and labor laws could require us to incur additional unexpected labor costs and expenses or could restrain our ability to retain skilled professionals. Any of these restrictions could have a material adverse effect on our business, results of operations and financial conditions

Immigration reform continues to attract significant attention in the public arena and the United States Congress. If new immigration legislation is enacted at the federal level or in states in which we do business, such legislation may contain provisions that could make it more difficult or costly for us to hire United States citizens and/or legal immigrant workers. In such case, we may incur additional costs to run our business or may have to change the way we conduct our operations, either of which could have a material adverse effect on our business, operating results and financial condition.

Conditions in the economy, the markets we serve and the financial markets generally may adversely affect our business and results of operations.

Our business is sensitive to general economic conditions. Slower economic growth, volatility in the credit markets, high levels of unemployment, and other challenges that affect the economy adversely could affect us and our customers and suppliers. If growth in the economy or in any of the markets we serve slows for a significant period, if there is a significant deterioration in the economy or such markets or if improvements in the economy do not benefit the markets we serve, our business and results of operations could be adversely affected.

Our reputation and ability to do business may be negatively impacted by the improper conduct by our business partners, employees or agents.

We cannot provide assurance that our internal controls and compliance systems will always protects us from acts committed by our employees, agents or business partners in violation of U.S. federal or state laws. Any improper acts or allegations could damage our reputation and subject us to civil or criminal investigations and related stockholder lawsuits, could lead to substantial civil and criminal monetary and non-monetary penalties, and could cause us to incur significant legal and investigatory fees.

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If we do not effectively manage changes in our business, these changes could place a significant strain on our management and operations.

Our ability to grow successfully requires that we have an effective planning and management process. The expansion and growth of our business could place a significant strain on our management systems, infrastructure and other resources. To manage our growth successfully, we must continue to improve and expand our systems and infrastructure in a timely and efficient manner. Our controls, systems, procedures and resources may not be adequate to support a changing and growing company. If our management fails to respond effectively to changes and growth in our business, including acquisitions, this could have a material adverse effect on the Company’s business, financial condition, results of operations and future prospects.

We are investing substantial cash in new facilities and our profitability could be reduced if our business does not grow proportionately.

We currently plan to spend a portion of the net proceeds of this offering over the next three fiscal years in connection with the construction and build-out of a facility on our planned campus in Hyderabad, India. We also intend to make increased investments to expand our existing global delivery centers or procure additional capacity and facilities in Chennai, India and Colombo. We may face cost overruns and project delays in connection with these facilities or other facilities we may construct or seek to lease in the future. Such delays may also cause us to incur additional leasing costs to extend the terms of existing facility leases or to enter into new short-term leases if we cannot move into the new facilities in a timely manner. Such expansion may also significantly increase our fixed costs. If we are unable to expand our business and revenue proportionately, our profitability will be reduced.

We may not be able to recognize revenue in the period in which our services are performed, which may cause our margins to fluctuate.

Our services are performed under both time-and-material and fixed-price arrangements. All revenue is recognized pursuant to applicable accounting standards. These standards require us to recognize revenue once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable and collectability is reasonably assured. If we perform our services prior to the time when we are able to recognize the associated revenue, our margins may fluctuate significantly from quarter to quarter. Our revenue recognition standards will likely change in 2018 as a result of management applying new revenue recognition standards, and any change in future policies may result in significantly different margins as compared to prior periods as a result. Management is still evaluating the effect the new standards will have on our results of operations.

Additionally, payment of our fees on fixed-price contracts are based on our ability to provide deliverables on certain dates or meet certain defined milestones. Our failure to produce the deliverables or meet the project milestones in accordance with agreed upon specifications or timelines, or otherwise meet a client’s expectations, may result in our having to record the cost related to the performance of services in the period that services were rendered, but delay the timing of revenue recognition to a future period in which the milestone is met

We may be required to spend substantial time and expense before we can recognize revenue, if any, from a client contract.

The period between our initial contact with a potential client and the execution of a client contract for our services is lengthy, and can extend over one or more fiscal quarters. To sell our services successfully and obtain an executed client contract, we generally have to educate our potential clients about the use and benefits of our services, which can require significant time, expense and capital without the ability to realize revenue, if any. If our sales cycle unexpectedly lengthens for one or more large projects, it would negatively affect the timing of our revenue, and hinder our revenue growth. Furthermore, a delay in our ability to obtain a signed agreement or other persuasive evidence of an arrangement or to complete certain contract requirements in a particular quarter, could reduce our revenue in that quarter. These delays or failures can cause our gross margin and profitability to fluctuate significantly from quarter to quarter. Overall, any significant failure to generate revenue or delays in recognizing revenue after incurring costs related to our sales or services process could have a material adverse effect on our business, financial condition and results of operations.

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Our operations and properties may be uninsured or underinsured and failure to maintain adequate insurance may result in a default under our debt instruments.

We carry various insurance policies to cover our properties and operational hazards, including industrial, road traffic or transportation accidents that could potentially result in injury or fatality to employees, contractors or the public with policy specifications and insured limits that we believe are customarily carried for similar properties and operating activities. However, potential losses of a catastrophic nature such as those arising from floods, earthquakes, terrorism or other similar catastrophic events, as well as certain operating liabilities, particularly with respect to our data security, may be either uninsurable, or, in our judgment, not insurable on a financially reasonable basis or may be subject to larger excesses. If an uninsured loss occurs, we could be subject to material liability or lose both our invested capital in and anticipated profits from the affected property or assets.

Unexpected events could disrupt our operations and adversely affect the results of our operations.

Unexpected events, including fires or explosions at our facilities, natural disasters such as hurricanes and tornados, war or terrorist activities, unplanned power outages, supply disruptions and failure of equipment or systems, could adversely affect our results of operations. In particular, fire, flood, seismic activity or other disruptive event in our offices could have a number of potential consequences in terms of employee safety, reputation, financial impairment and litigation. These events could result in customer disruption, physical damage to one or more key operating facilities, the temporary closure of one or more of our facilities or the temporary disruption of information systems.

Our quarterly financial position, revenue, operating results and profitability are difficult to predict and may vary from quarter to quarter, which could cause our share price to decline significantly.

Our quarterly revenue, operating results and profitability, while currently consistent, have varied in the past and are likely to vary significantly from quarter to quarter in the future. The factors that are likely to cause these variations include:

●	the number, timing, scope and contractual terms of IT projects in which we are engaged;
●	delays in project commencement or staffing delays due to immigration issues or assignment of appropriately skilled or experienced personnel;
●	the accuracy of estimates of resources, time and fees required to complete fixed-price projects and costs incurred in the performance of each project;
●	changes in pricing in response to client demand and competitive pressures;
●	respond to competitive pressures or unanticipated working capital requirements;
●	the mix of onsite and offshore staffing;
●	the ratio of leadership and senior technical resources to junior engineering resources staffed on each project;
●	seasonal trends, primarily our hiring cycle and the budget and work cycles of our clients;
●	the continuing financial stability of our clients;
●	general economic conditions;
●	the timing of collection of accounts receivable;
●	unanticipated contract or project terminates;
●	unexpected changes in the utilization rate of our IT professionals;
●	employee wage levels and increases in compensation costs, including timing of promotions and annual pay increases; and
●	the ratio of fixed-price contracts to time-and-materials contracts in process.

As a result, our revenue and our operating results for a particular period are difficult to predict and may decline in comparison to corresponding prior periods regardless of the strength of our business. Our future revenue is also difficult to predict because we derive a substantial portion of our revenue from fees for services generated from short-term contracts that may be terminated or delayed by our clients without penalty. In addition, a high percentage of our operating expenses, particularly related to personnel and facilities, are relatively fixed in advance of any particular quarter and are based, in part, on our expectations as to future revenue. If we are unable to predict the timing or amounts of future revenue accurately, we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall and fail to meet our forecasts. Unexpected revenue shortfalls may also decrease our gross margins and could cause significant changes in our operating results from quarter to quarter. As a result, and in addition to the factors listed above, any of the following factors could have a significant and adverse impact on our operating results, could result in a shortfall of revenue and could result in losses to us:

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●	a client’s decision not to pursue a new project or proceed to succeeding stages of a current project;
●	the completion during a quarter of several major client projects could require us to pay underutilized employees in subsequent periods;
●	adverse business decisions of our clients regarding the use of our services;
●	our inability to transition employees quickly from completed projects to new engagements;
●	our inability to manage costs, including personnel, infrastructure, facility and support services costs; and
●	exchange rate fluctuations

Due to the foregoing factors, it is possible that in some future periods our revenue and operating results may not meet the expectations of securities analysts or investors. If this occurs, the trading price of our common stock could fall substantially either suddenly or over time and our business, financial condition and results of operations would be adversely affected.

The loss of key members of our senior management team may prevent us from executing our business strategy.

Our future success depends to a significant extent on the continued service and performance of key members of our senior management team. Our growth and success depends to a significant extent on our ability to retain Jason Cory, our chief executive officer, who is the founder of our company and has led the growth, operation, culture and strategic direction of our business since its inception. The loss of his services or the services of other key members of our senior management could seriously harm our ability to execute our business strategy. We also may have to incur significant costs in identifying, hiring, training and retaining replacements for key employees. The loss of any member of our senior management team might significantly delay or prevent the achievement of our business or development objectives and could materially harm our business.

We may lose revenue if our clients terminate or delay their contracts with us.

Our clients typically retain us on a non-exclusive, engagement-by-engagement basis, rather than under exclusive long-term contracts. Many of our contracts for services have terms of less than 12 months and permit our clients to terminate our engagement on prior written notice of 90 days or less for convenience, and without termination-related penalties. Further, many large client projects typically involve multiple independently defined stages, and clients may choose not to retain us for additional stages of a project or cancel or delay their start dates. These terminations, cancellations or delays could result from factors unrelated to our work product or the progress of the project, including:

-	client financial difficulties
-	a change in a client’s strategic priorities, resulting in a reduced level of IT spending
-	a client’s demand for price reductions
-	a change in a client’s outsourcing strategy that shifts work to in-house IT departments or to our competitors
-	replacement by our client of existing software to packaged software supported by licensors

If our contracts were terminated early or materially delayed, our business and operating results could be materially harmed and the value of our common stock could be impaired. Unexpected terminations, cancellation or delays in our client engagements could also result in increased operating expenses as we transition our employees to other engagements.

We may face damage to our professional reputation if our services do not meet our clients’ expectations.

Many of our projects involve technology applications or systems that are critical to the operations of our clients’ businesses and handle very large volumes of transactions. If we fail to perform our services correctly, we may be unable to deliver applications or systems to our clients with the promised functionality or within the promised time frame, or to satisfy the required service levels for support and maintenance. If a client is not satisfied with our services or products, including those of subcontractors we employ, our business may suffer. Moreover, if we fail to meet our contractual obligations, our clients may terminate their contracts and we could face legal liabilities and increased costs, including warranty claims against us. Any failure in a client’s project could result in a claim for substantial damages, non-payment of outstanding invoices, loss of future business with such client and increased costs due to non-billable time of our resources dedicated to address any performance or client satisfaction issues, regardless of our responsibility for such failure.

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Our inability to manage to a desired onsite-to-offshore service delivery mix may negatively affect our gross margins and costs and our ability to offer competitive pricing.

We may not succeed in maintaining or increasing our profitability and could incur losses in future periods if we are not able to manage to a desired onsite-to-offshore service delivery mix. To the extent that our engagements involve an increasing number of consulting, production support, software package implementation or other services typically requiring a higher percentage of onsite resources, we may not be able to manage to our desired service delivery mix. Additionally, other factors like client constraint or preferences or our inability to manage engagements effectively with limited resources onsite may result in a higher percentage of onsite resources than our desired service delivery mix. Accordingly, we cannot assure you that we will be able to manage to our desired onsite-to-offshore service delivery mix. If we are unable to manage to our targeted service delivery mix, our gross margins may decline and our profitability may be reduced. Additionally, our costs will increase and we may not be able to offer competitive pricing to our clients.

The international nature of our business exposes us to several risks, such as significant currency fluctuations and unexpected changes in the regulatory requirements of multiple jurisdictions.

We have operations in India, Canada and the Canada and we serve clients across Europe, North America and Asia. For the fiscal year ended March 31, 2006 and the nine months ended December 31, 2006, revenue generated outside of the United States accounted for 14.2% and 24.6% of total revenue, respectively. Our corporate structure also spans multiple jurisdictions, with our parent company incorporated in Delaware and operating subsidiaries organized in India, Canada and the United Kingdom. As a result, our international revenue and operations are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:

-	significant currency fluctuations between the U.S. dollar and the Canadian Dollar(in which our revenue is principally denominated) and the Indian rupees (in which a significant portion of our costs are denominated)
-	legal uncertainty owing to the overlap of different legal regimes and problems in asserting contractual or other rights across international borders
-	potentially adverse tax consequences, such as scrutiny of transfer pricing arrangements by authorities in the countries in which we operate, potential tariffs and other trade barriers
-	difficulties in staffing, managing and supporting operations in multiple countries
-	potential fluctuations in foreign economies
-	unexpected changes in regulatory requirements
-	unexpected changes in regulatory requirements
-	government currency control and restrictions on repatriation of earnings
-	the burden and expense of complying with the laws and regulations of various jurisdictions
-	domestic and international economic or political changes, hostilities, terrorist attacks and other acts of violence or war
-	earthquakes, tsunamis and other natural disasters in regions where we currently operate or may operate in the future

Negative developments in any of these areas in one or more countries could result in a reduction in demand for our services, the cancellation or delay of client contracts, threats to our intellectual property, difficulty in collecting receivables and a higher cost of doing business, any of which could negatively affect our business, financial condition or results of operations

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We may not be able to continue to maintain or increase our profitability and our recent growth rates may not be indicative of our future growth.

We expect to incur additional operating expenses associated with being a public company and we intend to continue to increase our operating expenses, including stock-based compensation, in all areas as we grow our business. If we experience declines in demand or declines in pricing for our services, or if wages in India or Canada increase at a faster rate than in the United States, we will be faced with continued growing costs for our IT professionals, including wage increases. We also expect to continue to make investments in infrastructure, facilities, sales and marketing and other resources as we expand our operations, thus incurring additional costs. If our revenue does not increase to offset these increases in costs or operating expenses, our operating results would be negatively affected. In fact, in future quarters we may not have any revenue growth and our revenue and net income could decline. You should not consider our historic revenue and net income growth rates as indicative of future growth rates. Accordingly, we cannot assure you that we will be able to maintain or increase our profitability in the future.

If we fail to manage our rapid growth effectively, we may not be able to obtain, develop or implement new systems, infrastructure, procedures and controls that are required to support our operations, maintain cost controls, market our services and manage our relationships with our clients.

We have experienced rapid growth since inception. Since December 2016, we have grown internationally through our acquisitions. We expect that we will continue to grow, and our anticipated growth could place a significant strain on our ability to:

-	recruit, hire, train, motivate and retain highly-skilled IT services and management personnel
-	adequately and timely staff personnel at client locations in the United States and Europe due to increasing immigration and related visa restrictions and intense competition to hire and retain these skilled IT professionals
-	adhere to our global delivery process and execution standards
-	maintain and manage costs to correspond with timeliness of revenue recognition
-	develop and improve our internal administrative infrastructure, including our financial, operational and communication systems, processes and controls
-	provide sufficient operational facilities and offshore global delivery centers to accommodate and satisfy the capacity needs of our growing workforce on reasonable commercial terms, or at all, whether by leasing, buying or building suitable real estate
-	preserve our corporate culture, values and entrepreneurial environment
-	maintain high levels of client satisfaction

To manage this anticipated future growth effectively, we must continue to maintain and may need to enhance, our IT infrastructure, financial and accounting systems and controls and manage expanded operations in several locations. We also must attract, integrate, train and retain qualified personnel, especially in the areas of accounting, internal audit and financial disclosure. Further, we will need to manage our relationships with various clients, vendors and other third parties. We may not be able to develop and implement, on a timely basis, if at all, the systems, infrastructure procedures and controls required to support our operations. Additionally, some factors, like changes in immigration laws or visa processing restrictions that limit our ability to engage offshore resources at client locations in the United States or the United Kingdom, are outside of our control. Our future operating results will also depend on our ability to develop and maintain a successful sales organization despite our rapid growth. If we are unable to manage our growth, our operating results could fluctuate from quarter to quarter and our financial condition could be materially adversely affected.

Unexpected costs or delays could make our contracts unprofitable.

When making proposals for engagements, we estimate the costs and timing for completion of the projects. These estimates reflect our best judgment regarding the efficiencies of our methodologies, staffing of resources, complexities of the engagement and costs. The profitability of our engagements, and in particular our fixed-price contracts, are adversely affected by increased or unexpected costs or unanticipated delays in connection with the performance of these engagements, including delays caused by factors outside our control, which could make these contracts less profitable or unprofitable. The occurrence of any of these costs or delays could result in an unprofitable engagement or litigation.

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A significant or prolonged economic downturn in the IT services industry may result in our clients reducing or postponing spending on the services we offer.

Our revenue is dependent on entering into large contracts for our services with a limited number of clients each year. Because we are not the exclusive IT service provider for our clients, the volume of work that we perform for any specific client is likely to vary from year to year. There are a number of factors, other than our performance, that could affect the size, frequency and renewal rates of our client contracts. For instance, if economic conditions weaken in the IT services industry, our clients may reduce or postpone their IT spending significantly which may, in turn, lower the demand for our services and negatively affect our revenue and profitability. As a way of dealing with a challenging economic environment, clients may change their outsourcing strategy by performing more work in-house or replacing their existing software with packaged software supported by the licensor. The loss of, or any significant decline in business from, one or more of our major clients likely would lead to a significant decline in our revenue and operating margins, particularly if we are unable to make corresponding reductions in our expenses in the event of any such loss or decline. Moreover, a significant change in the liquidity or financial position of any of these clients could have a material adverse effect on the collectability of our accounts receivable, liquidity and future operating results.

Restrictions on immigration may affect our ability to compete for and provide services to clients in the United States or Canada, which could result in lost revenue and delays in client engagements and otherwise adversely affect our ability to meet our growth and revenue projections.

A large number of our employees are foreign nationals. The ability of our IT professionals to work in the United States, Canada, and other countries depends on the ability to obtain the necessary visas and entry permits. In recent years, the United States has increased the level of scrutiny in granting H-1B, L-1 and ordinary business visas. In response to terrorist attacks and global unrest, U.S. and Canadian immigration authorities, as well as other countries, have not only increased the level of scrutiny in granting visas, but have also introduced new security procedures, which include extensive background checks, personal interviews and the use of biometrics, as conditions to granting visas and work permits. The inability of key project personnel to obtain necessary visas or work permits could delay or prevent our fulfillment of client projects, which could hamper our growth and cause our revenue to decline. These restrictions and additional procedures may delay, or even prevent, the issuance of a visa or work permit to our IT professionals and affect our ability to staff projects in a timely manner. Any delays in staffing a project can result in project postponement, delays or cancellation, which could result in lost revenue and decreased profitability and have a material adverse effect on our business, revenue, profitability and utilization rates.

Immigration laws in countries in which we seek to obtain visas or work permits may require us to meet certain other legal requirements as conditions to obtaining or maintaining entry visas. These immigration laws are subject to legislative change and varying standards of application and enforcement due to political forces, economic conditions or other events, including terrorist attacks. We cannot predict the political or economic events that could affect immigration laws, or any restrictive impact those events could have on obtaining or monitoring entry visas for our personnel. Our reliance on work visas and work permits for a significant number of our IT professionals makes us particularly vulnerable to such changes and variations, particularly in the United States and Canada, because these immigration and legislative changes affect our ability to staff projects with IT professionals who are not citizens of the country where the onsite work is to be performed. We may not be able to obtain a sufficient number of visas for our IT professionals or may encounter delays or additional costs in obtaining or maintaining such visas. To the extent we experience delays due to such immigration restrictions, we may encounter client dissatisfaction, project and staffing delays in new and existing engagements, project cancellations, higher project costs and loss of revenue, resulting in decreases in profits and a material adverse effect on our business, results of operations, financial condition and cash flows.

Currency exchange rate fluctuations may negatively affect our operating results.

The exchange rates among the Indian rupees and the U.S. dollar and the Canadian Dollar have changed substantially in recent years and may fluctuate substantially in the future. We expect that a majority of our revenue will continue to be generated in the U.S. dollar and Canadian Dollar for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Accordingly, any material appreciation of the Indian rupee or the Canadian Dollar against the U.S. dollar or Canadian Dollar could have a material adverse effect on our cost of services, gross margin and net income, which may in turn have a negative impact on our business, operating results and financial condition.

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We may face liability if we inappropriately disclose confidential client information.

In the course of providing services to our clients, we may have access to confidential client information. We are bound by certain agreements to use and disclose this information in a manner consistent with the privacy standards under regulations applicable to our clients. Although these privacy standards may not apply directly to us, if any person, including an employee of ours, misappropriates client confidential information, or if client confidential information is inappropriately disclosed due to a breach of our computer systems, system failures or otherwise, we may have substantial liabilities to our clients or our clients’ customers. In addition, in the event of any breach or alleged breach of our confidentiality agreements with our clients, these clients may terminate their engagements with us or sue us for breach of contract, resulting in the associated loss of revenue and increased costs. We may also be subject to civil or criminal liability if we are deemed to have violated applicable regulations. We cannot assure you that we will adequately address the risks created by the regulations to which we may be contractually obligated to abide.

Our failure to anticipate rapid changes in technology may negatively affect demand for our services in the marketplace.

Our success will depend, in part, on our ability to develop and implement business and technology solutions that anticipate rapid and continuing changes in technology, industry standards and client preferences. We may not be successful in anticipating or responding to these developments on a timely basis, which may negatively affect demand for our solutions in the marketplace. Also, if our competitors respond faster than we do to changes in technology, industry standards and client preferences, we may lose business and our services may become less competitive or obsolete. Any one or a combination of these circumstances could have a material adverse effect on our ability to obtain and successfully complete client engagements.

Interruptions or delays in service from our third-party providers could impair our global delivery model, which could result in client dissatisfaction and a reduction of our revenue.

We depend upon third parties to provide a high-speed network of active voice and data communications 24 hours per day and various satellite and optical links between our global delivery centers and our clients. Consequently, the occurrence of a natural disaster or other unanticipated problems with the equipment or at the facilities of these third-party providers could result in unanticipated interruptions in the delivery of our services. For example, we may not be able to maintain active voice and data communications between our global delivery centers and our clients’ sites at all times due to disruptions in these networks, system failures or virus attacks. Any significant loss in our ability to communicate or any impediments to any IT professional’s ability to provide services to our clients could result in a disruption to our business, which could hinder our performance or our ability to complete client projects in a timely manner. This, in turn, could lead to substantial liability to our clients, client dissatisfaction, loss of revenue and a material adverse effect on our business, our operating results and financial condition. We cannot assure you that our business interruption insurance will adequately compensate our clients or us for losses that may occur. Even if covered by insurance, any failure or breach of security of our systems could damage our reputation and cause us to lose clients.

Our services may infringe on the intellectual property rights of others, which may subject us to legal liability, harm our reputation, prevent us from offering some services to our clients or distract management.

We cannot be sure that our services or the deliverables that we develop and create for our clients do not infringe the intellectual property rights of third parties and infringement claims may be asserted against us or our clients. These claims may harm our reputation, distract management, cost us money and prevent us from offering some services to our clients. Historically, we have generally agreed to indemnify our clients for all expenses and liabilities resulting from infringement of intellectual property rights of third parties based on the services and deliverables that we have performed and provided to our clients. In some instances, the amount of these indemnities may be greater than the revenue we receive from the client. In addition, as a result of intellectual property litigation, we may be required to stop selling, incorporating or using products that use or incorporate the infringed intellectual property. We may be required to obtain a license or pay a royalty to make, sell or use the relevant technology from the owner of the infringed intellectual property. Such licenses or royalties may not be available on commercially reasonable terms, or at all. We may also be required to redesign our services or change our methodologies so as not to use the infringed intellectual property, which may not be technically or commercially feasible and may cause us to expend significant resources. Subject to certain limitations, under our indemnification obligations to our clients, we may also have to provide refunds to our clients to the extent that we must require them to cease using an infringing deliverable if we are unable to provide a work around or acquire a license to permit use of the infringing deliverable that we had provided to them as part of a service engagement. If we are obligated to make any such refunds or dedicate time to provide alternatives or acquire a license to the infringing intellectual property, our business and financial condition could be materially adversely affected.

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Any claims or litigation involving intellectual property, whether we ultimately win or lose, could be extremely time-consuming, costly and injure our reputation.

As the number of patents, copyrights and other intellectual property rights in our industry increases, we believe that companies in our industry will face more frequent infringement claims. Defending against these claims, even if the claims have no merit, may not be covered by or could exceed the protection offered by our insurance and could divert management’s attention and resources from operating our company.

Our ability to raise capital in the future may be limited and our failure to raise capital when needed could prevent us from growing.

We anticipate that our current cash and cash equivalents, together with the net proceeds of this offering, will be sufficient to meet our current needs for general corporate purposes for the foreseeable future. We may also need additional financing to execute our current or future business strategies, including to:

-	add additional global delivery centers
-	procure additional capacity and facilities
-	hire additional personnel
-	enhance our operating infrastructure
-	acquire businesses or technologies
-	otherwise respond to competitive pressures

If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted and these newly issued securities may have rights, preferences or privileges senior to those of existing stockholders. If we incur additional debt financing, a substantial portion of our operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, thus limiting funds available for our business activities. Any such debt financing could require us to comply with restrictive financial and operating covenants, which could have a material adverse impact on our business, results of operations or financial condition. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, when we desire them, our ability to fund our operations and growth, take advantage of unanticipated opportunities or otherwise respond to competitive pressures may be significantly limited.

Potential future acquisitions, strategic investments, partnerships or alliances could be difficult to identify and integrate, divert the attention of key management personnel, disrupt our business, dilute stockholder value and adversely affect our financial results.

We may acquire or make strategic investments in complementary businesses, technologies or services or enter into strategic partnerships or alliances with third parties to enhance our business. If we do identify suitable candidates, we may not be able to complete transactions on terms commercially acceptable to us, if at all. These types of transactions involve numerous risks, including:

-	difficulties in integrating operations, technologies, accounting and personnel
-	difficulties in supporting and transitioning clients of our acquired companies or strategic partners
-	diversion of financial and management resources from existing operations
-	risks of entering new markets
-	potential loss of key employees
-	inability to generate sufficient revenue to offset transaction costs

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We may finance future transactions through debt financing or the issuance of our equity securities or a combination of the foregoing. Acquisitions financed with the issuance of our equity securities could be dilutive, which could affect the market price of our stock. Acquisitions financed with debt could require us to dedicate a substantial portion of our cash flow to principal and interest payments and could subject us to restrictive covenants. Acquisitions also frequently result in the recording of goodwill and other intangible assets that are subject to potential impairments in the future that could harm our financial results. It is possible that we may not identify suitable acquisition, strategic investment or partnership or alliance candidates. Our inability to identify suitable acquisition targets, strategic investments, partners or alliances, or our inability to complete such transactions, may negatively affect our competitiveness and growth prospects. Moreover, if we fail to properly evaluate acquisitions, alliances or investments, we may not achieve the anticipated benefits of any such transaction and we may incur costs in excess of what we anticipate.

Our profitability is dependent on our billing and utilization rates, which may be negatively affected by various factors.

Our profit margin is largely a function of the rates we are able to charge for our services and the utilization rate of our IT professionals. The rates we are able to charge for our services are affected by a number of factors, including:

-	our clients’ perception of our ability to add value through our services
-	the introduction of new services or products by us or our competitors
-	the pricing policies of our competitors
-	general economic conditions

A number of factors affect our utilization rate, including:

-	our ability to transition employees quickly from completed or terminated projects to new engagements
-	our ability to maintain continuity of existing resources on existing projects
-	our ability to obtain visas for offshore personnel to commence projects at a client site for new or existing engagements
-	the amount of time spent by our employees on non-billable training activities
-	the number of campus hires
-	seasonal trends, primarily our hiring cycle, holidays and vacations
-	our ability to forecast demand for our services and thereby maintain an appropriate number of employees
-	the amount of time spent by our employees on non-billable training activities

If we are not able to maintain the rates we charge for our services or maintain an appropriate utilization rate for our IT professionals, our revenue will decline, our costs will increase and we will not be able to sustain our profit margin, any of which will have a material adverse effect on our profitability.

We depend on clients primarily located in the United States, as well as clients concentrated in specific industries, and are therefore subject to risks relating to developments affecting these clients that may cause them to reduce or postpone their IT spending.

For the fiscal year ended December 31, 2016, we derived substantially all of our revenue from clients located in the United States. Reductions in IT budgets, increased consolidation or decreased competition in these geographic locations or industries could result in an erosion of our client base and a reduction in our target market, and may reduce the demand for our services and negatively affect our revenue and profitability.

Some of our client contracts contain restrictions or penalty provisions that, if triggered, could result in lower future revenue and decrease our profitability.

We have entered in the past, and may in the future enter, into contracts that contain restrictions or penalty provisions that, if triggered, may adversely affect our operating results. For instance, some of our client contracts provide that, during the term of the contract and for a certain period thereafter ranging from six to 12 months, we may not use the same personnel to provide similar services to any of the client’s competitors. This restriction may hamper our ability to compete for and provide services to clients in the same industry. In addition, some contracts contain provisions that would require us to pay penalties to our clients if we do not meet pre-agreed service level requirements. If any of the foregoing were to occur, our future revenue and profitability under these contracts could be materially harmed.

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Negative public perception in the United States regarding IT service providers and proposed legislation may adversely affect demand for our services.

We have based our growth strategy on certain assumptions regarding our industry, services and future demand in the market for such services. However, the trend to outsource IT services may not continue and could reverse. Outsourcing is a politically sensitive topic in the United States. For example, many organizations and public figures in the United States have publicly expressed concern about a perceived association between outsourcing providers and the loss of jobs in their home countries. Current or prospective clients may elect to perform such services themselves or may be discouraged from transferring these services from onshore to offshore providers to avoid negative perceptions that may be associated with using an offshore provider. Any slowdown or reversal of existing industry trends towards offshore outsourcing would seriously harm our ability to compete effectively with competitors that operate out of facilities located in the United States.

Legislation in the United States may be enacted that is intended to discourage or restrict outsourcing. In the United States, a variety of federal and state legislation has been proposed that, if enacted, could restrict or discourage U.S. companies from outsourcing their services to companies outside the United States. However, there can be no assurance that these restrictions will not extend to or be adopted by private companies, including our clients.

Risks Related to our Indian and Canadian Operations

Political instability or changes in the government in India could result in the change of several policies relating to foreign direct investment and repatriation of capital and dividends. Further, changes in the economic policies could adversely affect economic conditions in India generally and our business in particular.

We have a subsidiary in India and a portion of our business, fixed assets and human resources are located in India. As a result, our business is affected by foreign exchange rates and controls, interest rates, changes in government policy, taxation, social and civil unrest and other political, economic or other developments in or affecting India.

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on foreign direct investment into India with repatriation benefits. Nevertheless, the roles of the Indian central and state governments in the Indian economy as producers, consumers and regulators have remained significant. The rate of economic liberalization could change and specific laws and policies affecting software companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular, if new restrictions on the private sector are introduced or if existing restrictions are increased.

Regional conflicts or terrorist attacks and other acts of violence or war in India, the United States or other regions could adversely affect financial markets, resulting in loss of client confidence and our ability to serve our clients which, in turn, could adversely affect our business, results of operations and financial condition.

The Asian region has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. Since May 1999, military confrontations between India and Pakistan have occurred in Kashmir. Also, there have been military hostilities and civil unrest in Iraq. Terrorist attacks, such as the ones that occurred in New York and Washington, D.C., on September 11, 2001, New Delhi on December 13, 2001, Bali on October 12, 2002, civil or political unrest in Canada and other acts of violence or war, including those involving India, the United States, the Canada or other countries, may adversely affect U.S., Canada, and worldwide financial markets. Prospective clients may wish to visit several of our facilities, including our global delivery centers in India, prior to reaching a decision on vendor selection. Terrorist threats, attacks and international conflicts could make travel more difficult and cause potential clients to delay, postpone or cancel decisions to use our services. In addition, such attacks may have an adverse impact on our ability to operate effectively and interrupt lines of communication and restrict our offshore resources from traveling onsite to client locations, effectively curtailing our ability to deliver our services to our clients. These obstacles may increase our expenses and negatively affect our operating results. In addition, military activity, terrorist attacks, political tensions between India and Pakistan and conflicts within Canada could create a greater perception that the acquisition of services from companies with significant Indian or n operations involves a higher degree of risk that could adversely affect client confidence in India or Canada as a software development center, each of which would have a material adverse effect on our business.

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Our net income may decrease if the governments of the United States, India or Canada adjust the amount of our taxable income by challenging our transfer pricing policies.

Our subsidiaries conduct intercompany transactions among themselves and with the U.S. parent company on an arm’s-length basis in accordance with U.S. and local country transfer pricing regulations. The jurisdictions in which we pay income taxes could challenge our determination of arm’s-length profit and issue tax assessments. Although the United States has income tax treaties with all countries in which we have operations, which mitigates the risk of double taxation, the costs to appeal any such tax assessment and potential interest and penalties could decrease our earnings and cash flows.

Wage pressures and increases in government mandated benefits in India and Canada may reduce our profit margins.

Wage costs in India and Canada have historically been significantly lower than wage costs in the United States and Europe for comparably-skilled professionals. However, wages in India and Canada are increasing, which will result in increased costs for IT professionals, particularly project managers and other mid-level professionals. We may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive without the ability to make corresponding increases to our billing rates. Compensation increases may reduce our profit margins, make us less competitive in pricing potential projects against those companies with lower cost resources and otherwise harm our business, operating results and financial condition.

In addition, we contribute to benefit funds covering our employees in India and Canada as mandated by the Indian governments. Benefits are based on the employee’s years of service and compensation. If the governments of India and/or Canada were to legislate increases to the benefits required under these plans or mandate additional benefits, our profitability and cash flows would be reduced.

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Our facilities are at risk of damage by earthquakes, tsunamis and other natural disasters.

In December 2004, India was struck by multiple tsunamis that devastated certain areas of both countries. Our Indian facilities are located in regions that are susceptible to tsunamis and other natural disasters, which may increase the risk of disruption of information systems and telephone service for sustained periods. Or Canadian facility is located in a region that is susceptible to earthquakes and other natural disasters. Damage or destruction that interrupts our ability to deliver our services could damage our relationships with our clients and may cause us to incur substantial additional expense to repair or replace damaged equipment or facilities. Our insurance coverage may not be sufficient to cover all such expenses. Furthermore, we may be unable to secure such insurance coverage or to secure such insurance coverage at premiums acceptable to us in the future. Prolonged disruption of our services as a result of natural disasters may cause our clients to terminate their contracts with us and may result in project delays, project cancellations and loss of substantial revenue to us. Prolonged disruptions may also harm our team members or cause them to relocate, which could have a material adverse effect on our business.

The laws of India and Canada do not protect intellectual property rights to the same extent as those of the United States and we may be unsuccessful in protecting our intellectual property rights. Unauthorized use of our intellectual property rights may result in loss of clients and increased competition.

Our success depends, in part, upon our ability to protect our proprietary methodologies, trade secrets and other intellectual property. We rely upon a combination of trade secrets, confidentiality policies, non-disclosure agreements, other contractual arrangements and copyright and trademark laws to protect our intellectual property rights. However, existing laws of India and Canada do not provide protection of intellectual property rights to the same extent as provided in the United States. The steps we take to protect our intellectual property may not be adequate to prevent or deter infringement or other unauthorized use of our intellectual property. Thus, we may not be able to detect unauthorized use or take appropriate and timely steps to enforce our intellectual property rights. Our competitors may be able to imitate or duplicate our services or methodologies. The unauthorized use or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenue and increase our costs and expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be extremely time-consuming and costly and could materially adversely impact our business.

Risks Related to this Offering and Our Common Stock

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering. In addition, an active, liquid and orderly trading market for our common stock may not develop or be maintained and our stock price may be volatile.

Prior to this offering, our common stock was not traded on any market. An active, liquid and orderly trading market for our common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. The initial public offering price will be negotiated between us and the underwriters, based on numerous factors which we discuss in “Underwriting,” and may not be indicative of the market price of our common stock after this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

The following factors could affect our stock price:

●	our operating and financial performance;

●	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

●	the public reaction to our press releases, our other public announcements and our filings with the SEC;

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●	strategic actions by our competitors;

●	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

●	speculation in the press or investment community;

●	the failure of research analysts to cover our common stock;

●	sales of our common stock by us or other shareholders, or the perception that such sales may occur;

●	changes in accounting principles, policies, guidance, interpretations or standards;

●	additions or departures of key management personnel;

●	actions by our shareholders;

●	domestic and international economic, legal and regulatory factors unrelated to our performance; and

●	the realization of any risks describes under this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, the JOBS Act was signed into law. We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.07 billion of revenues in a fiscal year, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1.00 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our common stock to be less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

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If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If our financial performance fails to meet analyst estimates or one or more of the analysts who cover us downgrade our common shares or change their opinion of our common shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

In making your investment decision, you should understand that we and the underwriters have not authorized any other party to provide you with information concerning us or this offering.

You should carefully evaluate all of the information in this prospectus before investing in our company. We may receive media coverage regarding our company, including coverage that is not directly attributable to statements made by our officers, directors or employees, that incorrectly reports on statements made by such persons, or that is misleading as a result of omitting information provided by such persons. We and the underwriters have not authorized any other party to provide you with information concerning us or this offering other than as set forth in this prospectus, and you should not rely on this information in making an investment decision.

We will incur significant increased costs as a result of being a public company.

We will face increased legal, accounting, administrative and other costs and expenses as a public company that we do not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission, the Public Company Accounting Oversight Board and the Nasdaq Stock Market, has imposed various requirements on public companies, including changes in the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make legal, accounting and administrative activities more time-consuming and costly. We also expect to incur substantially higher costs to obtain directors and officers insurance

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of the applicable listing standards of The Nasdaq Stock Market. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the Securities and Exchange Commission, or SEC, is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

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Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on The Nasdaq Stock Market. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business and operating results and could cause a decline in the price of our common stock.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly-traded company, interacting with public company investors, and complying with the complex and ever-changing laws, rules, regulations and pronouncements pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Such statements include statements regarding our expectations, hopes, beliefs or intentions regarding the future, including but not limited to statements regarding our market, strategy, competition, development plans (including acquisitions and expansion), financing, revenues, operations, and compliance with applicable laws. Forward-looking statements involve certain risks and uncertainties, and actual results may differ materially from those discussed in any such statement. Factors that could cause actual results to differ materially from such forward-looking statements include the risks described in greater detail in the following paragraphs. All forward-looking statements in this document are made as of the date hereof, based on information available to us as of the date hereof, and we assume no obligation to update any forward-looking statement except where applicable law requires us to update these statements. Market data used throughout this prospectus is based on published third party reports or the good faith estimates of management, which estimates are based upon their review of internal surveys, independent industry publications and other publicly available information.

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USE OF PROCEEDS

We expect the net proceeds from this offering to be approximately $           million, assuming an initial public offering price of $           per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses of approximately $           million, in the aggregate. If the underwriter’s over-allotment option is exercised in full, assuming an initial public offering price of $           per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses, we estimate that our net proceeds will be approximately $           million.

We will use the net proceeds to finance the expansion of our business and for working capital purposes, which may include the acquisition of complementary businesses We do not have an agreement in place with any acquisition candidates as of the date of this prospectus.

A $1.00 increase or decrease in the assumed initial public offering price of $           per share would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to increase or decrease, respectively, by approximately $           million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus remains the same. If the proceeds increase due to a higher initial public offering price or due to the issuance of additional shares, we would use the additional net proceeds for general corporate purposes. If the proceeds decrease due to a lower initial public offering price or a decrease in the number of shares issued, then we would reduce by a corresponding amount the net proceeds directed to capital expenditures.

We will pay all of our own expenses and certain expenses of the underwriters related to this offering. See “Underwriting”.

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MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is no market for our common stock. We intend to apply to list our common stock on a national stock market; however, there can be no assurance that our application will be approved.

As of January 30, 2018, there were 7,958,343 shares of common stock issued and outstanding. As of January 30, 2018, there were approximately 43 holders of record of our common stock.

DIVIDEND POLICY

After this offering , we intend to retain all available funds and any future earnings to reduce debt and fund the development and growth of our business, and we do not anticipate paying any dividends on our common stock. However, in the future, subject to the factors described below and our future liquidity and capitalization, we may change this policy and choose to pay dividends. The amounts available to us to pay cash dividends are restricted by our credit facilities and may be further restricted by any future indebtedness we incur. The declaration and payment of dividends also is subject to the discretion of our board of directors and depends on various factors, including our net income, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors.

In addition, under Delaware law, our board of directors may declare dividends only to the extent of our surplus (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or, if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal year.

Any future determination to pay dividends will be at the discretion of our board of directors and will take into account:

●	restrictions in our credit facilities;

●	general economic and business conditions;

●	our financial condition and results of operations;

●	our capital requirements;

●	the ability of our operating subsidiaries to pay dividends and make distributions to us; and

●	such other factors as our board of directors may deem relevant.

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CAPITALIZATION

The following table sets forth our cash and cash equivalents as of December 31, 2017:

●	on an actual basis; and

●	on an adjusted basis after giving effect to the sale of shares of our common stock in this offering at an assumed initial offering price of $ per share (which is the midpoint of the range set forth on the cover of this prospectus).

You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

As of December 31, 2017
As Adjusted
Cash and cash equivalents	$	$
Debt	$	$
Members’/stockholders’ equity:
Common stock, $0.0001 par value per share, shares authorized and shares outstanding on a pro forma as adjusted basis
Additional paid-in capital
Retained earnings
Total stockholders’ equity
Total capitalization	$	$

The information presented above is based on the number of shares of our common stock outstanding as of January 30 , 2018.

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DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after this offering. The net tangible book value of our common stock as of [_________] was [___________], or $[_____] per share. Net tangible book value per share represents our total tangible assets (which excludes deferred offering costs) less our total liabilities, divided by the number of shares of outstanding common stock.

After giving effect to the receipt of the net proceeds from our sale of [__________] shares of common stock in this offering at an assumed initial public offering price of $[_______] per share, the midpoint of the range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of [_________] would have been $[_________], or $[_________] per share. This represents an immediate increase in net tangible book value of $[_________] per share to existing stockholders and an immediate dilution of $[_________] per share to new investors purchasing common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share
Net tangible book value per share as of [_________]
Increase per share attributable to investors in this offering

Net tangible book value per share, as adjusted to give effect to this offering

Dilution in net tangible book value per share to new investors in this offering

A $1.00 increase (decrease) in the assumed initial public offering price of $[_____] per share would increase (decrease) the net tangible book value, as adjusted to give effect to this offering, by $[_____] per share and the dilution to new investors by $[_____] per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated expenses payable by us. Similarly, each increase of one million shares in the number of shares of common stock offered by us would increase the net tangible book value, as adjusted to give effect to this offering, by $[_____] per share and reduce the dilution to new investors by $[_____] per share, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us. Similarly, each decrease of one million shares in the number of shares of common stock offered by us would decrease the net tangible book value, as adjusted to give effect to this offering, by $[_____] per share and increase the dilution to new investors by $[_____] per share, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us. If the underwriters exercise their over-allotment option in full, the net tangible book value per share of our common stock, as adjusted to give effect to this offering, would be $[_____] per share, and the dilution in net tangible book value per share to investors in this offering would be $[_____] per share of common stock.

The table below summarizes as of [_____], on an as adjusted basis described above, the number of shares of our common stock, the total consideration and the average price per share (i) paid to us by existing stockholders and (ii) to be paid by new investors purchasing our common stock in this offering at an assumed initial public offering price of $[_____] per share, before deducting underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased		Total Consideration
	Number	Percent	Amount (in thousands)	Percent	Average Price Per Share
Existing stockholders
New investors
Total

To the extent that any outstanding options are exercised, new options are issued under our stock-based compensation plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. If all outstanding options and warrants as of [_____] were exercised, then our existing stockholders, including the holders of these options, would own [_____]% and our new investors would own [_____]% of the total number of shares of our common stock outstanding upon the completion of this offering. In such event, the total consideration paid by our existing stockholders, including the holders of these options, would be approximately $[_____], or [_____]%, the total consideration paid by our new investors would be $[_____] million, or [_____]%, of the total consideration for our common stock outstanding upon the completion of this offering, and, the average price per share paid by our existing stockholders would be $[_____] and the average price per share paid by our new investors would be $[_____].

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DETERMINATION OF OFFERING PRICE

Since our shares of common stock are not listed or quoted on any exchange or quotation system, the initial public offering price was determined through negotiations between us and the representative of the underwriters. In addition to prevailing market conditions, the factors considered in determining the initial public offering price included the following:

●	the information included in this prospectus and otherwise available to the representative;
●	the valuation multiples of publicly traded companies that the representative believes to be comparable to us;
●	our financial information;
●	our prospects and our history, and the prospects of the industry in which we compete;
●	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues; and
●	the above factors in relation to market values and various evolution measures of other companies engaged in activities similar to ours.

An active trading market for our common shares may not develop. It is also possible that, after the offering, the shares will not trade in the public market at or above the initial public offering price. The initial public offering price does not necessarily bear any relationship to our book value, assets, past operating results, financial condition or any other established criteria of value. Although our common stock is not listed on a public exchange, we intend to apply to have our common stock listed on the Nasdaq Capital Market.

There is no assurance that our common stock will trade at market prices in excess of the initial public offering price as prices for the common stock in any public market which may develop will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the common stock, investor perception of us and general economic and market conditions and many of these factors are not within our control.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Consolidated Financial and Other Data” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.

Company Overview

We are an information technology (“IT”) services company. We enable businesses and organizations to radically adapt as they harness our extensive experience with next-generation technologies like cloud hosting, big data analytics, artificial intelligence (“AI”), blockchain and the Internet of Things (“IoT”). Rather than offer a “one size fits all” approach, through strategy, consulting, design and implementation, we tailor our professional services to each client’s needs to provide customized IT solutions, allowing them to make the absolute most of our services. We complement our professional services with project management, managed services, maintenance and support; in other words, we shepherd each and every product through its entire lifecycle. Even with this care, we remain a flexible organization that is able to predict and capitalize upon new technologies. We believe that our ability to straddle the present and the future sets us apart from our competitors.

We enable business transformation through our expertise in IT solutions and offer a broad range of software, digital, cloud, and security services and solutions to both commercial and government clients across various sectors including technology, digital media and entertainment, banking and insurance, payments, transportation, retail and e-commerce. Our industry and technological expertise and our investments in network, data center, security, collaboration and mobility allow us to customize our integration services specifically for each client.. We differentiate ourselves in the market through our bias for action, our unwavering commitment to client satisfaction, our market-driven services, and our exceptional knowledge and insight into the industries and vertical markets we serve.

We are investing in key focus areas to build and deliver our next-generation infrastructure and software capabilities in order to bring customers greater value and innovation. We leverage our deep experiential knowledge, technological competencies, and innovative solutions to provide market-leading platforms powered by our exceptional global delivery service. Our solutions are delivered through a broad suite of professional services, including software development, digital marketing, strategy, consulting, design and implementation. We customize our service offerings to the client’s needs to enable them to attain their data, network applications, and workforce objectives. We complement our professional services with project management, technology acquisition, managed services, maintenance and support to offer a full lifecycle model. Our services-led, lifecycle model leads to ongoing client engagement.

Using our methodology, global delivery model, innovative solutions, and industry expertise, we provide cost-effective services that enable our clients to use IT to enhance business performance, accelerate time-to-market, increase productivity and improve customer service. Given our broad technology enablement, approach to service delivery, flexible services model, and robust partner community, we believe that we are well positioned to be a leading technology services company by providing end-to-end technology and business solutions to the newly defined enterprise.

Factors Affecting Our Operating Performance

We believe that the financial performance of our business and our future success are dependent upon many factors, including those highlighted in this section. Our operating performance will depend upon many variables, including the success of our growth strategies and the timing and size of investments and expenditures that we choose to undertake, as well as market growth and other factors that are not within our control.

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Macroeconomic environment: Weak economic conditions generally, U.S. federal or other government spending cuts, a rising interest rate environment, uncertain tax and regulatory policies, weakening business confidence or a tightening of credit markets could cause our clients and potential clients to postpone or reduce spending on technology solutions, products or services. Our clients are diverse, including both public and private sector parties, but any long-term, severe or sustained economic downturn may adversely affect all of our clients.

Competitive markets: We believe that we are uniquely positioned to take advantage of the markets in which we operate because of our expertise and specialization. We focus on the middle-market segment of the IT Services market. Since most large-scale IT Service providers focus on larger enterprises and because smaller regional competitors are typically unable to provide end-to-end solutions, we believe the middle market is underpenetrated and underserved. Strategic and investment decisions by our competitors may affect our operating performance.

Delivery of complex technology solutions: Our vendor agnostic approach to the market allows us to develop optimal IT solutions for our clients based on what we view as the best mix of technologies. We deliver our end-to-end solutions through a full lifecycle model, which combines consulting, engineering, managed services, and technology to give us a significant competitive advantage compared to other IT providers. Our ability to effectively manage project engagements, including logistics, product availability, client requirements, engineering resources, and service levels, will affect our financial performance.

Vendor relationships: We are focused on developing and strengthening our relationships with OEMs. We partner with OEMs to deploy product offerings. Pricing and incentive programs are subject to change, and the loss of, change in business relationship with or change in the behavior, including the timing of fulfillment, of any key vendor partners, or the diminished availability of their products, may impact the timing of our sales or could reduce the supply and increase the cost of the products we sell. While we maintain existing relationships with large vendors, there is no guarantee that our vendor partners will continue to develop or produce information technology products that are popular with our clients. We maintain the ability to evolve our vendor relationships as necessary to respond to market trends.

Seasonality: Our results may be affected by slight variances as a result of seasonality we may experience across our business. This seasonality is typically driven by budget cycles and spending patterns across our diverse client base. For example, our local, state and federal government clients operate on an annual budget cycle, most often on the basis of a fiscal year that begins October 1. Our private sector clients operate on an annual budget cycle, most often on the basis of a fiscal year that begins January 1. It is not uncommon to experience a higher level of contract awards, funding actions and overall government and private demand for services in the final months and weeks of the government and private fiscal years, respectively. Consequently, our revenue in the first and second quarters of our fiscal year may be greater than revenue recognized in the third and fourth quarters of our fiscal year.

Recent Developments

iTech US, Inc. and SmartWorks, LLC Acquisition

We acquired all of the outstanding stock of iTech US, Inc. effective July 1, 2017. Accordingly, the consolidated financial statements include the results of operations of the iTech US, Inc. and its subsidiaries, SmartWorks, LLC and iTech IT Solutions Private Ltd., from that date forward. The for an aggregate purchase price of approximately $16,385,000, which was comprised of $11,090,000 in cash, consisting of $2,000,000 in long-term debt, and an assignment agreement of $7,275,000 and cash. Along with cash, the purchase includes approximately $3,081,000 in seller notes payable, 885,436 shares of common stock of the Company, and warrants to purchase up to 16,000 shares of common stock of the Company issued as part of the purchase.

A portion of the common stock issued to the seller is subject to a Value Assurances Agreement, which assures that the value of the shares subject to the agreement will maintain a fair value of not less than $2,000,000 as of the second anniversary of the effective date of the acquisition. If the fair value is less than $2,000,000, the Company will issue such number of additional shares of common stock as is necessary to ensure the fair value of the total shares subject to this agreement is equal to $2,000,000, capped at 242,718 additional shares. These shares are also subject to a call option prior to the second anniversary of the effective date, under which we may purchase the shares subject to this agreement in total for $2,000,000, or in part by dividing $2,000,000 by the total shares subject to this agreement to establish a per share price for the purchase. The call option is subject to certain conditions, as defined in the agreement.

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A portion of the common stock issued to the seller is subject to a Put and Call Option Agreement, under which the seller has the option, exercisable any time after 90 days from the effective date of the acquisition, to sell to the Company all or any portion of the common shares owned for a price of $2.60 per share. The Company has the right to purchase from the seller any or all of the common shares owned for a price of $2.60 per share.

ExioS Inc. Acquisition

Effective December 1, 2017, we acquired all of the outstanding stock of ExoIS, Inc in exchange for 164,956 shares of the Company’s common stock. The consolidated financial statements do not include the results of operations of the ExoIS, Inc at this time.

A portion of the common stock issued to the seller is subject to a Put and Call Option Agreement, under which the seller has the option, under certain circumstances, to Put the shares back to the Company at a value of not less than $1,100,000. These shares are also subject to a call option prior to the second anniversary of the effective date, under which the Company may purchase the shares subject to this agreement in total for $1,100,000, or in part by dividing $1,100,000 by the total shares subject to this agreement to establish a per share price for the purchase. The call option is subject to certain conditions, as defined in the agreement.

Significant Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our audited financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. The preparation of the financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

We provide our services primarily under time-and-materials contracts. Revenues earned under time-and-material arrangements are recognized as services are provided. We recognize revenue from the provision of professional services when it is realized or realizable and earned. We consider revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the services have been rendered to the customer, (iii) the sales price is fixed or determinable and (iv) collectability is reasonably assured. Appropriate allowances for returns and discounts are recorded concurrent with revenue recognition.

In accordance with U.S. GAAP guidance, Income Statement Characterization of Reimbursement Received for Out-of-Pocket Expenses, we classify reimbursed expenses as revenue and the related expense within cost of revenue in the accompanying consolidated statements of operations.

For fixed price service arrangements, we apply the proportional performance model or a ratable model to recognize revenue. When customer acceptance provisions exist, we are generally able to reliably demonstrate that the service meets, or will meet upon completion, the customer acceptance criteria. If circumstances exist which prevent us from verifying compliance with the acceptance provisions until the service has been completed, revenue is not recognized until compliance can be verified.

Revenues recognized in excess of the amounts invoiced to clients are classified as unbilled revenues in our consolidated balance sheets.

We may record deferred revenue in circumstances where the customer’s contract calls for pre-billing of services. Amounts in deferred revenue are realized when the services are performed and the criteria noted above are met.

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Income Taxes

We account for income taxes under the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities of the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. The U.S. GAAP guidance for income taxes prescribes a two-step approach for the financial statement recognition and measurement of income tax positions taken or expected to be taken in an income tax return. The first step evaluates an income tax position in order to determine whether it is more likely than not that the position will be sustained upon examination, based on the technical merits of the position. The second step measures the benefit to be recognized in the financial statements for those income tax positions that meet the more likely than not recognition threshold. U.S. GAAP also provides guidance on derecognition, classification, recognition and classification of interest and penalties, accounting in interim periods, disclosers and transition. Under U.S. GAAP, we may recognize a previously unrecognized tax benefits if the tax position is effectively (rather than “ultimately”) settled through examination, negotiation or litigation. We reevaluate these uncertain tax positions on a quarterly basis. This evaluation based on factors including, but not limited to, changes in facts and circumstances, changes in tax law, effectively settled issues, and new audit activity. Any changes in these factors could result in changes to a tax benefit or tax provision.

On December 22, 2017, the President signed into legislation the Tax Cuts and Jobs Act (the Act), The Act changes existing U.S. tax law and includes numerous provisions that will affect our business, including our income tax accounting, disclosure and tax compliance. We believe the most impactful changes within the Act are those that will reduce the U.S. corporate tax rates, business-related exclusions and deductions and credits. ASC 740, “Income Taxes” (Topic 740), requires the effects of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation is enacted. Consequently, as of the date of enactment, the Company will value all deferred tax assets and liabilities at the newly enacted Corporate U.S income tax rate.

Recent Accounting Pronouncements

In August 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern that will require management to evaluate whether there are conditions and events that raise substantial doubt about our ability to continue as a going concern within one year after the financial statements are issued on both an interim and annual basis. Management will be required to provide certain footnote disclosures if it concludes that substantial doubt exists or when its plans alleviate substantial doubt about our ability to continue as a going concern. We adopted ASU No. 2014-15 in the fourth quarter of 2016, and its adoption did not have a material impact on our financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This new standard clarifies certain aspects of the statement of cash flows, including the classification of debt prepayment or debt extinguishment costs or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies, distributions received from equity method investees and beneficial interests in securitization transactions. This new standard also clarifies that an entity should determine each separately identifiable source of use within the cash receipts and payments on the basis of the nature of the underlying cash flows. In situations in which cash receipts and payments have aspects of more than one class of cash flows and cannot be separated by source or use, the appropriate classification should depend on the activity that is likely to be the predominant source or use of cash flows for the item. This new standard will be effective for us on January 1, 2018. We are currently evaluating the impact of this new standard and does not expect it to have a material impact on our consolidated financial statements.

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In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. This new standard clarifies the definition of a business and provides a screen to determine when an integrated set of assets and activities is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This new standard will be effective for us on January 1, 2018, but may be adopted early. Adoption is prospectively applied to any business development transaction. The adoption of this standard is not expected to have a material impact on our financial position, results of operations, or cash flows.

In July 2017, the FASB issued ASU 2017-11, “Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815). Part I of this Update addresses the complexity of accounting for certain financial instruments with down-round features. The amendments in Part I of this update change the classification analysis of certain equity-lined financial instruments (or embedded features) with down-round features. When determining whether certain financial instruments should be classified as liability or equity instruments, a down-round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock. The amendments also clarify existing disclosure requirements for equity-classified instruments. For public business entities, the amendments in Part I for this update are effective for fiscal years and interim periods with those fiscal years, beginning after December 15, 2018. For all other entities, the amendments in Part I of this Update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes the interim period. The Company is evaluating the impact of the revised guidance and does not expect the revised guidance to have a material impact on its consolidated financial statements.

In September 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2017-13, Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842). The new standard, among other things, provides additional implementation guidance with respect to Accounting Standards Codification (ASC) Topic 606 and ASC Topic 842. ASU 2017-03 is effective for annual and interim fiscal reporting periods beginning after December 15, 2017. The Company is currently evaluating the impact of the new standard. As a result of the new standards, we expect our revenue recognition policies to change in 2018. The change in policies may result in significantly different margins as compared to prior periods. Management is currently planning a revenue recognition implementation plan. Management does not believe that any recently issued, but not yet effective accounting pronouncements, when adopted, will have a material effect on the accompanying condensed consolidated financial statements.

Results of Operations

The financial statements of the Company represent the historical assets, liabilities and results of operations of both SharedLabs, Inc. and iTech US, Inc., individually, for the years ended December 31, 2016 and 2015.

During fiscal year 2017, the Company began implementing its expansion plan by growing its management team and re-focusing its business plan. The Company intends to use a portion of the net proceeds of this offering towards hiring additional, qualified individuals to its management team.

For the years ended December 31, 2016 – SharedLabs, Inc.

The following table summarizes the results of our operations during the year ended December 31, 2016:

12/31/2016 (audited)
Revenues	-
Cost of revenues	-
Operating expenses	(445)
Other expense, net	-
Income tax provision	-
Net income (loss)	(445)
Loss per share of common stock	$-

We recorded net income (loss) of $(445) for the year ended December 31, 2016.

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Operating Expenses

Selling, General & Administrative

Selling, general and administrative expenses for the fiscal year ended December 31, 2016 were $445 as compared to $0 the fiscal year ended December 31, 2015. This increase of approximately $445, or 100%, was due to the Company incorporating on December 7, 2016. Expenses were for incorporation charges and general administrative expenses.

Net Income (Loss)

Net income (loss) for the fiscal year ended December 31, 2016 was $(445) as compared to $0 for the fiscal year ended December 31, 2015. This increase of approximately $(445), or 100%, was due to the Company incorporating on December 7, 2016. Expenses were for incorporation charges and general administrative expenses.

For the years ended December 31, 2016 and 2015 iTech US, Inc

The following table summarizes the results of our operations during the years ended December 31, 2016 and 2015, respectively, and provides information regarding the dollar and percentage increase or (decrease) from the current 12-month period to the prior 12-month period:

Line Item	12/31/2016 (audited)	12/31/2015 (audited)	Increase (Decrease)	Percentage Increase (Decrease)
Revenues	74,280,696	69,561,422	4,719,274	6.78%
Cost of revenues	65,135,402	60,460,449	4,674,953	7.73%
Selling, administrative and general expenses	5,826,878	5,847,213	(20,335)	(0.35)%
Other expense, net	25,900	8,842	17,058	192.92%
Income tax provision	69,654	61,891	7,763	12.54%
Net income (loss)	3,222,862	3,183,027	39,835	1.25%

We recorded net earnings of $3,222,862 for the year ended December 31, 2016.

Revenue

Revenues for the fiscal year ended December 31, 2016 were $74,280,696 as compared to $69,561,422 for the fiscal year ended December 31, 2015. This increase of approximately $4,719,274, or 6.78%, was due to management and the sales team generating an increased number of client engagements during the year ended December 31, 2016 as compared to the comparable year ended December 31, 2015. In addition, the Company recognized an increase of approximately $2.2 million in revenues from one of the Company’s largest customers.

Operating Expenses

Cost of Sales

The cost of sales of $65,135,402 and $60,460,449 recognized for the fiscal year ended December 31, 2016 and 2015, respectively, are related to the increase in revenues. The Company experienced a minor decrease in gross profit. We expect to see cost of sales to continue to increase as a result of continued top line revenue growth. We do not expect our gross profit margins to materially fluctuate.

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Selling, General & Administrative

Selling, general and administrative expenses for the fiscal year ended December 31, 2016 were $5,826,878 as compared to $5,847,213 the fiscal year ended December 31, 2015. This minor decrease of approximately $20,335, or 0.35%, was due to a decrease in the Company’s overall marketing spend during to year ended December 31, 2016.

Other (Income) Expenses

Other (income) expenses for the fiscal year ended December 31, 2016 were $ 25,900 as compared to $8,842 the fiscal year ended December 31, 2015. This increase of approximately $17,058, or 192.92%, was due to an increase in interest expense during the year ended December 31, 2016 as compared to the comparable period ended December 31, 2015.

Net Income (Loss)

Net income (loss) for the fiscal year ended December 31, 2016 was $3,222,862 as compared to $ 3,183,027 for the fiscal year ended December 31, 2015. This increase of approximately $39,835, or 1.25%, was due to an increase in top line revenues and gross profits and a decrease in selling, administrative and general expenses, offset by an increase in interest expense.

Liquidity and Capital Resources

Following this Offering, we may opportunistically raise debt capital, subject to market and other conditions, to refinance our existing capital structure at a lower all in cost of capital. Additionally, as part of our growth strategies, we may also raise debt capital for strategic alternatives and general corporate purposes.

Overview

Since inception, we have operated at a loss and continue to generate losses from oeprations along with negative cash flows from operations. We have remained in business as a result of shareholder capital contributions. Our independent registered accountants report on our December 31, 2016 financial statements contains an emphasis of a matter regarding substantial doubt about our ability to continue as a going concern and that the our financial statements have been prepared assuming we will continue as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability and classification of asset amounts or the classification of liabilities that may be necessary should we be unable to continue as a going concern.

Our ability to continue as a going concern is dependent upon our ability to generate profitable business operations in the future and/or obtaining the necessary financing to meet our obligations and repay our liabilities. Management's plan to continue as a going concern is based on us obtaining additional capital resources through the sale of our securities and/or loans on an as needed basis. The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described above and eventually attaining profitable operations.

In addition to the normal risks associated with a new business venture, there can be no assurance that the Company's business plan will be successfully executed. Our ability to execute our business plan will depend on our ability to obtain additional financing and achieve a profitable level of operations. There can be no assurance that sufficient financing will be obtained. Further, we cannot give any assurance that we will generate substantial revenues or that our business operations will prove to be profitable. To the extent that the Company is unsuccessful, the Company may need to curtail or cease its operations and implement a plan to extend payables or reduce overhead until sufficient additional capital is raised to support further operations.

There are a number of factors that may negatively impact our available sources of funds in the future including the ability to generate cash from operations and borrow on debt facilities. The amount of cash generated from operations is dependent upon factors such as the successful execution of our business strategies and general economic conditions. The amount of cash available for borrowings under our various debt facilities is dependent on our ability to maintain sufficient collateral and general financial conditions in the marketplace.

Historical Sources and Uses of Cash

Our principal liquidity requirements historically have been to service our debt, to meet our working capital and capital expenditure needs and to finance our acquisitions. Our principal sources of liquidity are generated from operating activities, funds from borrowings and existing cash on hand. As of December 31, 2016, we had cash and cash equivalents totaling $0 offset by an aggregate of $0 in liabilities. The Company was incepted in December of 2016 and had limited activity.

The Company has outstanding as of August 1, 2017 the following (i) a promissory note in the principal amount of $2,850,000 payable to the former owner of iTech US, Inc. and its subsidiaries and (ii) a promissory note in the principal amount of $231,289 payable to the former owner of iTech US, Inc. and its subsidiaries. The Company repaid in full its promissory note in the principal amount of $231,289 in January 2018.

We anticipate that we may require additional funds for our operations in the future. If we are not successful in securing additional financing when needed, we may be unable to execute our business strategy, which could result in curtailment of our operations. Our ability to raise additional capital is uncertain and dependent on numerous factors beyond our control including, but not limited to, economic conditions and the lack of availability of credit. We anticipate that to the extent that we require additional liquidity it will be funded through the incurrence of other indebtedness, equity financings or a combination thereof. We cannot assure you that we will be able to obtain this additional liquidity on reasonable terms, or at all. Additionally, our liquidity and our ability to meet our obligations and fund our capital requirements are also dependent on our future financial performance, which is subject to general economic, financial and other factors that are beyond our control. Accordingly, we cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available under credit facilities or otherwise to meet our liquidity needs. Although we have no specific current plan to do so, if we decide to pursue one or more significant acquisitions, we may incur additional debt or sell additional equity to finance such acquisitions.

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Management believes that the proceeds from this Offering, together with cash flow from operations and additional borrowings under its current loan facility, will be adequate to fund the operations, internal and external expansion plans for the Company for at least the next twelve months.

Cash Flows

The following table sets forth the significant sources and uses of cash for the periods addressed in this report:

	For the years ended December 31,
	2016	2015

Net cash provided by (used in):
Operating activities	$(15,445)	$-
Investing Activities	-	-
Financing activities	15,445	-
Net increase (decrease) in cash	$-	$-

Net Cash used in Operating Activities

Net cash used in operating activities was approximately $15,000 for the year ended December 31, 2016. The decrease of $15,000, or 100%, in net cash used in operating activities results from payments for financing costs that were deferred as assets on the balance sheet.

Net Cash used in Financing Activities

Net cash provided by financing activities was approximately $15,000 for the year ended December 31, 2016. The Company was formed in December 2016 and $15,000 was contributed capital to seed the Company’s initial operations.

Off Balance Sheet Arrangements

We do not have off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as “variable interest entities.”

Contractual Obligations

Long Term Debt

Super G Capital, LLC

In connection with the business acquisition of iTech, on August 11, 2017 the Company entered into a Business Loan and Security Agreement (the “Business Loan”) with Super G Capital, LLC. The Business Loan was for total principal of $2,000,000 plus interest at an annual rate of 20.0% for total interest of $800,000. The Business Loan is payable in semi-monthly installments of $58,333, including interest, fully maturing after 48 equal payments. The loan has a discount provision subject to a reduction of interest by $300,000 if loan is paid in full by February 11, 2018 or a reduction of interest by $200,000 if loan is paid in full by August 11, 2018. In addition, the Company has granted warrants to purchase 120,000 shares of common stock for an exercise price of $0.0001 per share in connection with the issuance of the note. These warrants were fully vested on the date of grant and expire in 2020.

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Purchase and Sale Agreement

Prestige Capital Corporation

In connection with the business acquisition of iTech US, Inc., Prestige Capital Corporation purchased certain accounts receivable on August 11, 2017 totaling $7,275,000. iTech US, Inc. and SmartWorks, LLC have an arrangement with Prestige Capital Corporation (Prestige), under which they may assign certain accounts receivable. Upon assignment, Prestige will pay 80% of the face value of billed accounts receivable and 70% of the face value of unbilled accounts receivable (collectively, the Down Payment), up to $6,500,000 for iTech US, Inc. and $3,500,000 for SmartWorks, LLC. Upon collection of the accounts receivable, Prestige will pay the balance of the receivables sold, less a discount fee. The discount fee is 1.65% if paid within 30 days, increasing .55% for each additional 10 days outstanding, up to 4.95% if paid within 90 days, and increasing an additional 1.5% for each 10-day period thereafter until the account is paid in full.

Seller Notes

In connection with the business acquisition of iTech US, Inc., the Company entered into a promissory agreement of $2,850,000 with the seller. Interest is payable quarterly at an annual rate of 6% beginning October 2017. Principal is payable in bi-annual installments of $712,500, beginning January 2018 through July 2019. Subordinated to Super G Capital and Prestige Capital debt, guaranteed by iTech US, Inc. and a limited guarantee by a stockholder. In connection with the business acquisition of iTech US, Inc., the Company entered into a promissory agreement with the seller in the amount of $231,289, plus interest at 6%. The note is secured by accounts receivable and is payable as and when payments of amounts due are collected. The remaining principal and interest were paid in full in January 2018.

Commitments and Contingencies

In the normal course of business, we are subject to certain claims and assessments that arise in the ordinary course of business. We record a liability when we believe that it is both probable that a loss has been incurred and the amount can be reasonably estimated. Significant judgment is required to determine the outcome and the estimated amount of a loss related to such matters. Management believes that there are no claims or assessments outstanding which would materially affect our consolidated results of operations or our financial position.

Impact of Inflation

In general, we believe that inflation could have a negative impact on our operating expenses. We believe that inflation has not had a significant impact on our results of operations nor do we expect inflation to have a significant impact on our operations.

Quantitative and Qualitative Disclosure About Market Risk

Interest Rate Risk

Our market risks relate primarily to changes in interest rates. The interest rates on borrowings under our term loans are floating and, therefore, are subject to fluctuations. Currently the applicable interest rate is based on a floor, however if interest rates rise in the future with the base rate increasing above the floor, our interest expense will increase. To manage this risk, we may enter into interest rate swaps to add stability to interest expense and to manage our exposure to interest rate fluctuations.

Adequacy of Facilities

We believe our present corporate facilities are adequate for our immediate needs, and we have no commitment for expansion in the absence of a successful consummation of this offering.

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SharedLabs, Inc., a Delaware corporation, is a company formed in 2016 that operates within the information technology industry through its subsidiaries. Except as otherwise indicated, references to “SharedLabs,” “we”, “us,” “our,” and the “Company” refer to SharedLabs, Inc. and its direct and indirect subsidiaries: iTech US, Inc., a Virginia corporation; iTech IT Solutions Private Ltd., a company organized under the laws of India; SharedLabs India Private Ltd., a company organized under the laws of India; SmartWorks, LLC, a New Jersey limited liability company; and ExoiS, Inc., a California corporation.

BUSINESS

Company Overview

Formed in 2016, we are an information technology (“IT”) services company. We enable businesses and organizations to radically adapt as they harness our extensive experience with next-generation technologies like cloud hosting, big data analytics, artificial intelligence (“AI”), blockchain and the Internet of Things (“IoT”). Rather than offer a “one size fits all” approach, through strategy, consulting, design and implementation, we tailor our professional services to each client’s needs to provide customized IT solutions, allowing them to make the absolute most of our services. We complement our professional services with project management, managed services, maintenance and support; in other words, we shepherd each and every product through its entire lifecycle. Even with this care, we remain a flexible organization that is able to predict and capitalize upon new technologies. We believe that our ability to straddle the present and the future sets us apart from our competitors.

We enable business transformation through our expertise in IT solutions and offer a broad range of software, digital, cloud, and security services and solutions to both commercial and government clients across various sectors including technology, digital media and entertainment, banking and insurance, payments, transportation, retail and e-commerce. Our industry and technological expertise and our investments in network, data center, security, collaboration and mobility allow us to customize our integration services specifically for each client. We differentiate ourselves in the market through our bias for action, our unwavering commitment to client satisfaction, our market-driven services, and our exceptional knowledge and insight into the industries and vertical markets we serve.

We are investing in key focus areas to build and deliver our next-generation infrastructure and software capabilities in order to bring customers greater value and innovation. We leverage our deep experiential knowledge, technological competencies, and innovative solutions to provide market-leading platforms powered by our exceptional global delivery service. Our solutions are delivered through a broad suite of professional services, including software development, digital marketing, strategy, consulting, design and implementation. We customize our service offerings to the client’s needs to enable them to attain their data, network applications, and workforce objectives. We complement our professional services with project management, technology acquisition, managed services, maintenance and support to offer a full lifecycle model. Our services-led, lifecycle model leads to ongoing client engagement.

Using our methodology, global delivery model, innovative solutions, and industry expertise, we provide cost-effective services that enable our clients to use IT to enhance business performance, accelerate time-to-market, increase productivity and improve customer service. Given our broad technology enablement, approach to service delivery, flexible services model, and robust partner community, we believe that we are well positioned to be a leading technology services company by providing end-to-end technology and business solutions to the newly defined enterprise.

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Corporate Structure

The following chart reflects our corporate structure:

Market Overview

The global IT services market grew rapidly and continues to expand. According to International Data Corporation (IDC), the market grew from $805 billion to $953 billion between 2012 and 2016 in the US and in 2016, it surpassed $3.4 trillion globally. If current growth forecasts prove accurate, the industry will pass the $3.5 trillion mark in the coming year. The U.S. market represents 28% of the worldwide total, or slightly over $1 trillion. The next largest market is the Asia-Pacific region, which encompasses Japan, China, Australia, India, and surrounding countries. The share of the Asia-Pacific region has increasingly accounted for a larger share of the global IT pie. This has mostly come at the expense of a Western Europe market growing at a slower rate and thereby reducing its proportional share over time.

Once valued primarily for its operational support, IT is now a source of competitive advantage. Leading enterprises use IT to accelerate time-to-market while increasing productivity and improving customer service. As these services have become more essential, they have also become more costly, causing many companies to outsource. Engaging service providers to improve business performance, beyond reducing costs, can be challenging. The rate of technological change, the impact of mergers and acquisitions and a historical approach to building and managing stand-alone, legacy IT systems and applications have led to fragmented IT environments, which are complex, inefficient and costly to maintain and operate. Further, the breakneck speed of market shifts strains the abilities of most companies to keep pace. Organizations are actively seeking IT service providers that offer cost-effective, customized solutions and a delivery model that is both tailors to their specific needs and is also based on industry standards, which would allow them to address these complex challenges.

Market Opportunity

The IT services industry in the US is expected to grow from $953 billion in 2016 to $1163 billion in 2020 at a compound annual growth rate (CAGR) of 5.1%. Much of this growth will be spurred by advances in technology, internet and media penetration, specialized research and development and digitalization. Advances in Artificial Intelligence (AI), IoT and wearable technologies are driving the demand for cloud services, software services and hardware support services. The proliferation of these technologies in a wide range of industries, running the gamut from manufacturing to healthcare, electronics to retail, is further driving the demand for IT services. E-Commerce companies use AI and cloud computing to minimize their operational costs. As these technologies become ever-more pervasive, so do the security risks associated with them. There is increasing demand for more robust cyber security services.

Market and Offering Segments

Software Products Integration. We offer system integration solutions to incorporate diverse software and hardware systems to function across public, private and hybrid cloud environments. Software integration involves the process of linking together different hardware systems and software applications either physically or functionally so that they can function as one system.

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Cloud Data Hosting, Management and Recovery. We provide access to servers, storage, databases and a broad set of application services managed by our teams of highly competent engineers in our delivery centers, on-site with our clients, or both. This offering set also includes data processing and hosting services. We blend a host of cloud data recovery solutions with our own tools and systems. Coupled with best-in-class tools, we enable cloud software solutions to move manage and recover data. Using virtualization technologies, we offer Infrastructure–as–a–Service, Platform–as–a–Service and Software-as-a-Service to our clients.

Infrastructure as a Service (IaaS). Our IaaS services host hardware, software, servers, storage and other infrastructure components for their users. These components include networking features, computer hardware, space for data storage, system maintenance, backup and resiliency planning. IaaS offers the highest level of flexibility and management control to the user.

Platform as a Service (PaaS). Our PaaS refers to a cloud based solution which delivers hardware and software tools for application development. We support the complete lifecycle of application or software development without the need for clients to manage the underlying infrastructure.

Software as a Service (SaaS). We provide our clients access to their business applications, managing access to the application, its security, availability, and performance in a fully managed consumption based model.

Software Services. We oversee the software development process from cradle to grave, ensuring that we know a program’s ins and outs and are able to provide our clients the most effective troubleshooting. We proactively modernize programs, ensuring that they remain both compatible with overarching systems and secure. We offer tools and services that automatically install and update applications for the user across all platforms.

Single to Multiple Services Shift. We offer integrated delivery, bypassing the traditional system of delivering several single services in parallel to the same customer.

Web Services. We offer a full suite of web products, including e-commerce, digital strategy and consulting, security, integration storage management and Customer Relationship Management (CRM).

Data Analytics. We offer customized data analytics tools based upon the functioning and demands of our clients. For example, we offer our clients the ability to use our social media analytics to identify and prioritize issues their clients may have in an easy-to-use, contextually relevant and massively scalable manner.

Software Artificial Intelligence (AI) and Automation. We offer AI-enabled software services to enhance the productivity of day-to-day operations and customer satisfaction levels of companies operating in manufacturing and service industries. These solutions cost companies only one-tenth of a full-time employee.

Blockchain Development Services. We offer a broad range of customer development services from the creation of decentralized applications and support of a private blockchain, to full stack blockchain integration services. Our experienced blockchain developers help clients take advantage of the numerous opportunities that the emerging technology has to offer including blockchain security, smart contracts, ethereum, bitcoin and hyperledger

The SharedLabs, Inc. Method

Our Embedded Service Partner (“ESP”) methodology allows clients to see around the corner. Through the integration of capabilities and strategy, ESP helps managers and employees lower costs and expedite change. We provide actionable intelligence, based not on corporate historical experiences but rather shifts in the intelligent quotient. Market drivers are difficult to read at times, as is the influence of personality and interest trends that are not yet forged. ESP provides the extrasensory pathway of knowledge that guides our clients to achieve their goals.

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Our Solutions

Our ESP method, broad range of IT services, global delivery model and innovative framework approach enable us to deliver IT solutions to clients that enhance business performance, accelerate time-to-market, increase productivity and improve customer service. Our wide sales, operations and delivery networks, spanning the United States, Canada and India, afford us powerful resource capabilities that uniquely position us to provide solutions in every time zone.

We reduce the effort and costs required to maintain and develop IT applications on an ongoing basis by streamlining and consolidating our clients’ applications. We believe that our solution provides our clients with the consultative and high-value services associated with large consulting and systems integration firms and the cost-effectiveness associated with offshore IT outsourcing firms. It is the best of both worlds.

Our consulting services help accelerate business outcomes, drive innovation, navigate change and enable transformation, while delivering superior results to companies ranging in size from medium to large enterprise in more than 15 industry verticals across all business functions.

Our digital transformation and innovation solutions empower companies to accelerate business growth by reimagining the consumer experience, and creating lasting value while our differentiated solutions in software, infrastructure, mobile, analytics, and security enable improvement through operating efficiencies and automation.

Our Global Delivery Model

We have developed a global delivery model that allows us to provide innovative IT services to our clients in a flexible, cost-effective and timely manner. We are focused on the overall structure and strategy for delivering successful IT services from our global locations and offer solutions using geographically spread teams while ensuring high-quality project delivery, security and IP protections, and round-the-clock resource availability. Our model leverages an efficient onsite-to-offshore service delivery mix to manage and accelerate delivery, foster innovation and promote continual improvement. Since developing our global delivery model, we are continuously seeking ways to improve the delivery of our IT services.

Our global delivery model uses resources from each of our locations to deliver our IT services. This may involve gathering/analyzing customer requirements at the client site while also executing the project using technical teams located at a remote site, whether onshore or offshore. Tasks can be divided among various operational teams and controlled by distributed project management. This model can also be used to deliver a customized project based on the client’s requirements. By incorporating on site off site nearshore and offshore models our global delivery model is highly extensible and scalable at below market pricing providing us an advantage in the markets we serve.

Our Onsite Delivery Model is where consultants are deployed at the client site, working from the initial consultation until the project’s completion. Representatives will have face-to-face client interaction and a clear understanding of the client’s requirements and policies. There are no communication gaps, which enables better project control and management. In our Offsite/Nearshore Delivery Model, a consultant may works remotely, but resides in the same city or country as that of the client. We have consultants in 43 states and three countries performing onshore work. It is possible that some consultants will work at the client site while others work from a remote location within the same territory. This model could be a combination of onsite and offsite (onshore).

Our Offshore Delivery Model takes all the project tasks from the start until completion to one or more offshore sites using an outsourcing team, however we maintain project managers, client executives, or delivery managers at the client as well as the offshore site to have better project governance, control, communication, and manageability.

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Our Hybrid Delivery Model (Onsite/Offsite + Offshore) features the combination of onsite, offsite, and onshore models. The Hybrid model provides the cost-effectiveness of the offshore model as well as the face-to-face contact that is crucial to preventing communication gaps and ensuring your projects’ success. The ultimate solution is usually the integrated Onsite-Nearshore model, as it is usually as effective as the Onsite model, yet offers the cost-efficiency of offshore development.

Using our global delivery model, our onsite teams will have direct client interaction and may serve as solution architects, project managers, or even consultants, depending upon client requirements and needs. Usually, they will gather client requirements and generate project specifications by working together with our offsite teams, while the offshore outsourcing team will communicate with the onshore team to get these project requirements and execute the project based on the information provided.

Benefits of the SharedLabs Global Delivery Model

Our Global Delivery and Development centers and teams are being built and grown in order to drive the following benefits:

●	Minimize investment cost
●	Speed of execution
●	Quality of work
●	Access to hard to find and keep resources
●	Experience from other projects (industry expertise)
●	24x7 resource availability
●	Access to expertise and knowledge
●	Intelligent workload distribution and integration
●	Faster response to changing client requirements
●	Mix and match onsite and offshore resources
●	Extended workday—faster project completion
●	Lower risk
●	Back-up facilities in global locations in case of emergency or natural disaster
●	Highly scalable and flexible resourcing
●	Increased transparency and visibility
●	Overcome communication challenges
●	Multicultural work environment

Our governance structure is designed to support projects in our global delivery model by ensuring the following:

●	Coordination between global teams
●	Clearly understood processes and workflows
●	Proper inventory and information management
●	No communication gaps
●	Flexible and adaptable infrastructure
●	Strong project control

Our Competitive Strengths

Our strengths include technological expertise, a global delivery model, a utility services model, and a robust partner community; all of which we believe help enable organizations to adapt quickly to shifts in the market.

We offer a client-centric portfolio of services that enable our clients to attain their data, network, applications, and workforce objectives. This is very different then provider-centric portfolios that most customers have experienced. We value propositions are centered on performance, reliability, security flexibility, and cost efficiency. These are critical elements in all of our services.

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We deliver our end-to-end solutions through a full lifecycle model, which combines consulting, engineering, managed services and technology to give us a significant competitive advantage compared to other IT providers. We believe that businesses increasingly seek a single provider of integrated multi-vendor, multi-technology solutions for their complex and mission-critical IT needs. Our ability to take a client’s high-level vision and distill it into a tangible IT roadmap is a key differentiator for our company; it requires a high degree of investment and technical know-how across technologies that would be difficult and costly to replicate. Our solutions enhance the technology capabilities that our clients believe are most important to their businesses by empowering enhanced productivity and expanded offerings to their clients. With our clients, our lifecycle approach allows for ongoing engagement across new projects and upgrades, as well as ongoing managed services and support. This service-led model resulted in less than 5% of our revenue for our nine months ended December 31, 2016 coming from clients that purchased our services.

We provide broad and evolving sets of the building block capabilities. These capabilities are built upon our service platforms, automation systems, and tools. These building blocks can be transformed into comprehensive solutions that our clients can easily consume. We recognize that client support needs will vary. As such, we offer a flexible services model that can adapt to the client’s needs.

Our analysts and engineers develop custom solutions for clients within specific technologies and verticals and drive them across our global network. We have expertise in digital infrastructure, cloud and security solutions, and we have a deep understanding of the emerging trends, technologies and best practices. Our extensive experience with a broad set of technologies allows us to create differentiated and best-in-class solutions, which we expect to be increasingly important as IT solutions become more multi-vendor and tailored for clients. Across our global platform, we develop insights into the specific IT challenges facing our clients, which provide us with a significant advantage in developing superior solutions and winning new clients. We are able to leverage this domain expertise within and across verticals and technologies. Our ability to replicate and scale our knowledge and practices greatly enhances our efficiency and the quality of our solutions. Through our proprietary ESP methodology and patented software, our teams are able to access prior work product including successful proposals, scopes of work, design and as-built drawings, configurations and technical training. By leveraging this knowledge base, our professionals are able to quickly and efficiently respond to new opportunities with validated technical details based on previous work for that client or another of a similar size or in a similar vertical.

We recognize the challenges our customers face while operating and managing complex technologies and systems. With SharedLabs, our clients gain access to our highly experienced and certified engineering and operational resources to build, deploy, monitor, and acutely manage their environment.

We use process-driven controls in accordance with several industry standards and frameworks. We do this to attain service excellence and to enable the access and control our client desires.

Our Growth Strategies

We believe we are well-positioned for continued growth worldwide and have a multi-faceted strategy that builds upon our brand, strong client relationships and integral role in information technology and analysis. Our strategy is to grow our business through a combination of organic growth of our applications and technology solutions, both within our existing geographic reach and through geographic expansion, as well as expansion through strategic acquisitions.

Organic Growth

We believe the diverse and fragmented nature of the global IT Services market provides us with a significant opportunity to further grow our client base. We built and will continue to build a dedicated business development team focused on generating engagements with new clients. At the same time, we will continue to manage our current client relationships. We can offer prospective clients our experience handling complex technologies and vertical-specific challenges, making us a compelling choice for those seeking an IT solutions partner.

Our industry solutions team works closely with our marketing group, industry and technology practice groups and research and development teams to develop new, highly-differentiated services. Through our international team of engineers, we maintain institutional knowledge and service capabilities that are adaptable, scalable and transferrable. We are constantly improving our offerings and developing new services and solutions for our clients, which we expect to drive incremental growth from existing and new clients. We plan to enhance assessment and consultative services with more “lean” engagements which we believe will drive annuity revenues as well as short-term high-margin engagements. We will also up-sell higher value services (driving stronger margins and reuse by developing open standard or easy integration into current modules etc) to existing customers. We will sell higher-value, greater volume (applications) services to new customers based on re-use and app store concept. We will also offer services from our new hype digital product line to broaden our reach outside of IT.

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Our efforts to develop new client relationships are supported by our existing referenceable client base. We will endeavor to increase the number of deals with more than one offering, while further developing our existing industry expertise. At the same time, we will also familiarize ourselves with the developments in adjacent industries. Maintaining a firm grasp on the state of our industry and those related to it further cements our position as a thought leader, whose authority attracts both new clients and talent. At the same time, we will forge new alliances even as we further develop our current pacts. These relationships will prove especially important as we further expand into new geographic areas.

Strategic Acquisitions

Planned acquisition targets include sector-specific technology companies with the objective of augmenting our current capabilities with feature-rich, third-party solutions. The decision-making process includes, but is not limited to, weighing time, effort and approximate cost to develop certain technologies in-house, versus acquiring or merging with one or more entities that we believe have a proven record of successfully developing a technology sub-component. Additional criteria include evaluating the potential acquisition target’s customer base, stage of technology, merger or acquisition cost as compared to market conditions.

We expect to continue to consider strategic acquisitions that can increase our technology expertise and geographic presence. We believe that our Mergers and Acquisition (M&A) strategy enhances and augments all of our growth avenues, including gaining capabilities, cross-selling our existing clients and entering new markets and verticals. Since our inception in 2016, we have acquired and successfully integrated three companies, capitalizing on our scale, client relationships and vendor partnerships to drive margin expansion post-acquisition. We have been successful at integrating our acquisitions and at retaining key management talent. These acquisitions are complementary with new office openings and the organic expansion of our presence in existing geographic markets. We expect to continue to selectively pursue acquisition opportunities within the highly fragmented IT solutions market, with a focus on enhancing our solutions offerings and geographic presence.

We plan to align our approach to creating software and applications, fielding and developing talented engineers, and solving technical problems to meet their client’s business needs; and to create and field a suite of digital, security, managed, and cloud IT services offerings which increase monthly recurring revenue streams while expanding wallet share in existing clients and bringing on new clients. With this execution plan, management believes that they can win more work, at a lower cost, and drive scale that allows them to offer the best service, at the lowest price, with the highest quality in the industry.

Sales & Marketing

Our global sales, marketing and business development teams seek to develop strong relationships with managers and executives at prospective and existing clients to establish long-term business relationships that continue to grow in size and strategic value. As of January 9, 2018, we had 65 sales, marketing and business development professionals, including sales managers, sales representatives, account managers, telemarketers, sales support personnel and marketing professionals.

The sales cycle for our services often includes initiating contact with a prospective client, understanding the prospective client’s business challenges and opportunities, performing discovery or assessment activities, submitting proposals, providing client case studies and references and developing proofs-of-concept or solution prototypes. We organize our sales teams by business unit with professionals who have specialized industry knowledge. This industry focus enables our sales teams to better understand the prospective client’s business and technology needs and to offer appropriate industry-focused solutions.

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Sales and sales support. Our sales and sales support teams focus primarily on identifying, targeting and building relationships with prospective clients. These teams are supported in their efforts by industry specialists, technology consultants and solution architects, who work together to design client-specific solution proposals. Our sales and sales support teams are based in offices throughout India, Canada, and the United States.

Account management. We assign experienced account managers who build and regularly update detailed account development plans for each of our clients. These managers are responsible for developing strong working relationships across the client organization, working day-to-day with the client and our service delivery teams to understand and address the client’s needs. Our account managers work closely with our clients to develop a detailed understanding of their business objectives and technology environments. We use this knowledge to identify and target additional consulting engagements and other outsourcing opportunities.

Marketing. We maintain a marketing presence in India, Canada and the United States. Our marketing team seeks to build our brand awareness and generate target lists and sales leads through industry events, press releases, thought leadership publications, direct marketing campaigns and referrals from clients, strategic alliances and industry analysts. The marketing team maintains frequent contact with industry analysts and experts to understand market trends and dynamics.

Strategic alliances. We have strategic alliances with software companies, some of which are also our clients, to provide services to their customers. We believe these alliances differentiate us from our competition. Our extensive engineering, quality assurance and technology implementation and support services to software companies enable us to compete more effectively for the technology implementation and support services required by their customers. In addition, our strategic alliances with software companies allow us to share sales leads, develop joint account plans and engage in joint marketing activities.

Client and Industry Expertise

We market and provide our services globally to a vast domain of market verticals. Our vertical expertise encompasses the following industries:

●	Retail/E-commerce

Revenue by Industry

Industry	% of Revenue
Banking/Finance	18.2
Government and Agencies	14.4
Health/Medical	14.0
Insurance	8.1
IT/Electronics	6.9
Management/Consulting	6.8
Telecom	6.0
Utilities/Electric	4.9
Others	20.7
Total	**100.0**

2016 Revenue by Industry

18%
14%
14%
8%
7%
7%
6%
5%
21%
Banking/Finance
Government & Agencies
Healthcare
Insurance
IT/Electronics
Management Consulting
Telecom
Utilities
Others

●	Manufacturing
●	Media & Entertainment
●	Social Media
●	Financial Services (BFSI & FINTech)
●	Healthcare
●	Oil & Gas
●	Online Training/E-learning
●	Telecommunications
●	Travel & Hospitality
●	Sports & Lifestyle

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Competition

The IT services market in which we operate is highly competitive, rapidly evolving and subject to shifting client needs and expectations. This market includes a large number of participants from a variety of marketing segments, including:

●	offshore IT outsourcing firms, such as Cognizant Technology Solutions Corporation, HCL Technologies Ltd., Infosys Technologies Limited, Patni Computer Systems Limited, Satyam Computer Services Limited, Tata Consultancy Services Limited, Tech Mahindra Limited and Wipro Limited
●	consulting and systems integration firms, such as Accenture Ltd., Cap Gemini S.A., Computer Sciences Corporation (now d/b/a DXC Technology Co.), Deloitte Consulting LLP, Hewlett Packard Enterprise Company, IBM Global Services Consulting and Sapient Corporation

We also occasionally compete with in-house IT departments, smaller vertically-focused IT service providers and local IT service providers based in the geographic areas where we compete. We expect additional competition from offshore IT outsourcing firms in emerging locations such as Eastern Europe, Latin America and China, as well as offshore IT service providers with facilities in less expensive geographies within India.

We believe that the principal competitive factors in our business include technical expertise and industry knowledge, a breadth of service offerings to provide one-stop solutions to clients, a well-developed recruiting, training and retention model, a responsiveness to clients’ business needs and quality of services. We believe that we compete favorably with respect to these factors. Many of our competitors, however, have significantly greater financial, technical and marketing resources and a greater number of IT professionals than we do. As a result, many of these companies may respond more quickly to changes in client requirements. We cannot assure you that we will continue to compete favorably or that we will be successful in the face of increasing competition.

Properties

Our corporate headquarters are located in Jacksonville, FL. We also have offices in California, Texas, New Jersey, Virginia, Vermont and Montreal. At the present time, we believe our facilities are suitable and adequate for our current needs. However as part of our expansion plan, we intend to identify and lease additional office space to support the build-out of our service offerings and business divisions.

The table below summarizes information concerning the leases of our office locations, but does not include local sales tax, VAT tax or common area maintenance charges where applicable:

	Aggregate Square Footage	Approximate Monthly Rent	Lease term
SharedLabs, Inc. – Jacksonville, FL Headquarters	1,300	$2,635	Through May 31, 2019
SharedLabs, Inc. – San Jose, CA Office	1,296	$1,800	Through March 31, 2019
iTech US, Inc. – Burlington, VT Office	5,500	$5,675	Month-to-month
iTech US, Inc. – Montreal, Canada Office	950	$2,350	March 2016 – May 2021
iTech US Inc./SmartWorks, LLC – Herndon, VA Office	1,250	$800	February 2018 – February 2019
iTech US Inc. – Addison, TX Office	250	$3,300	Through August 4, 2018
SmartWorks, LLC – Edison, NJ Office	3,029	$4,165	Through December 31, 2018
SmartWorks, LLC – NJ Guest House Lease	1,000	$1,760	Through August 31, 2018
SmartWorks, LLC – NJ Guest House Lease	1,000	$1,770	Though June 30, 2018
SmartWorks, LLC – NJ Guest House Lease	1,000	$1,655	Through July 31, 2018
SmartWorks, LLC – NJ Guest House Lease	1,000	$1,730	Through January 1, 2019

Legal Proceedings

We may be involved from time to time in ordinary litigation, negotiation and settlement matters that will not have a material effect on our operations or finances.

Employees

As of January 30 , 2018, we have approximately 550 employees.

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MARKET AND INDUSTRY DATA

The data included in this prospectus regarding market share, market position and industry data pertaining to our business are based on reports of published industry sources and estimates based on our management’s knowledge and experience in the markets in which we operate. These estimates have been based on information obtained from our trade and business organizations and other contacts in the markets in which we operate. We believe these estimates to be accurate as of the date of this prospectus.

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MANAGEMENT

Executive Officers and Directors

Set forth below is certain information with respect to the individuals who are our directors and executive officers as of the date of this prospectus:

Name	Age	Position(s)
Jason M. Cory	44	President, Chief Executive Officer and Director
Timothy Rahman	51	Chief Financial Officer
John F. Andrews	63	Chief Operating Officer
Mark T. Dinkel	64	General Counsel and Secretary
Richard Keith Sauls	50	Independent Director
William Weingart	59	Independent Director
Susan Quackenbush	52	Independent Director
Victor R. Eilau	58	Independent Director
Kishore Khandavalli	49	Director

Jason M. Cory. Mr. Cory has served as Chairman, President and CEO of SharedLabs, Inc. since May 2016. From February 2017 to May 2017, Mr. Cory was Senior Vice President, Tech Operations of Prometric, Inc., where he led its global technology operations to improve companies’ delivery ability and reduce costs. From February 2015 to April 2016, Mr. Cory was Senior Vice President of Managed Services at Presidio, Inc. (Nasdaq: PSDO), a public company that provides IT solutions. From 2010 to 2014, Mr. Cory served on the board as Chairman of Atherio, Inc., a private company that provides clients a variety of IT services. In 2012, he was named Atherio’s President and Chief Executive Officer, positions he held until 2015. From 2010 to 2012, Mr. Cory was Senior Vice President of Global Services of Fidelity Information Services (NYSE: FNIS), a public company that provides financial services technology and outsourcing services. From 2007 to 2010, he served as Executive Vice President and Global Portfolio Executive at Computer Sciences Corporation (NYSE: CSC), a public company that provided IT and professional services before being acquired by DXC Technology Co. (DXC:US). From 2005 to 2007, Mr. Cory was Executive Director of Global Outsourcing & Infrastructure Services at UNISYS (NYSE: UIS), a public company that provides IT services, software and technology. From 2000 to 2005, he was Executive Director of Hosting, Cloud, Security and Network Services at SAVVIS, Inc. (now CenturyLink), a private company that provides voice and data telecommunications services. From 1997 to 2000, he was Chief Technical Architect at Anheuser-Busch Companies, Inc. (BUD:US), the world’s largest brewing company. From 1995 to 1997, he was Information Systems and Telecommunications Manager at Thompson Coburn, LLP, a law firm with a special focus on issues relating to computer technology.

Timothy Rahman. Mr. Rahman has served as the Chief Financial Officer of SharedLabs, Inc. since September 2017. Prior to joining us, from June 2007 to September 2017, he served as Chief Financial Officer of Mission Critical Electronic, a private company that manufactures battery chargers, converters and other electronic parts. Mr. Rahman earned a B.S. in Finance from California State University, Dominguez Hills and his Master of Business Administration from Pepperdine University.

John F. Andrews. Mr. Andrews has served as the Chief Operating Officer of SharedLabs, Inc. since August 2017. From March 2017 to August 2017, Mr. Andrews served as President of Duos Technologies, Inc. and Chief Operating Officer of Duos Technologies Group, Inc. (OTCQB: DUOT), a public company that provides intelligent technology solutions and systems for inspection, automation, safety and security for critical infrastructure. From 2011 to 2016, Mr. Andrews served as Executive Vice President of Business Development for ShipXpress, which provides cloud based software solutions which enable transportation, industrial, and commodities businesses to efficiently operate and collaborate with their supply chain partners. Mr. Andrews also served on the ShipXpress Board of Directors from 2004 to 2016 when the private company was acquired by GE. From October 2014 to March 2017, Mr. Andrews served a Chief Operating Officer of the Girl Scouts of Gateway Council, the girl centric nonprofit serving North Florida. From 2009 to 2011, Mr. Andrews was Chief Executive Officer and a Director of Varsity Media Group, a private company responsible to complete and assimilate the acquisition of Wireless Grids Corp. and commercialize the software based intellectual property developed by the National Science Foundation, Massachusetts Institute of Technology and Syracuse University. From 2005 to 2009, Mr, Andrews was Chief Executive Officer and a Director of Evans Data Corporation, a private information technology research and advisory firm which provides these services to the top 50 global IT organizations. From 2003 to 2004, Mr. Andrews was Chief Executive Officer and a Director of Resolution, EBC, Inc, a private company that developed decision making logic systems for health, manufacturing, and property and casualty insurance industries. From 2002 to 2003, Mr. Andrews was the Chief Executive and a Direct or Giga Information Group (Nasdaq: GIGA), a global market research and consulting technology company.

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Mark T. Dinkel. Mr. Dinkel has served as Corporate Secretary of SharedLabs, Inc. since December 2016. From May 2017 to present, Mr. Dinkel has served as Chief Executive Officer of Payne|Bouchier, Inc., a private company that provides construction and project management, millwork, cabinetry and fine word working for residential and commercial customers. During 2017, Mr. Dinkel provided consulting services to Bain & Company, KPMG, LLP and other similar firms and assisted them in advising their clients’ on strategies involving go-to-market, investment and acquisitions relating to technology and managed services providers. From 2015 to 2016, Mr. Dinkle served as Vice President of Managed Services of Presidio, Inc. (Nasdaq: PSDO), a public company that provides IT solutions. From 2003 to 2015, Mr. Dinkle served as Vice President & General Manager, Alliances Director, Global Commercial Management of DXC Technology Co. (f/k/a Computer Sciences Corporation) (NYSE: DXC), a global IT services company providing managed information technology services, including systems integration, business process, infrastructure and applications outsourcing. Mr. Dinkle holds an MA in International Relations from the University of California, Los Angeles, a JD from Boston College Law School, an MLT from Georgetown University Law Center, and an MBA from The Wharton School of the University of Pennsylvania.

Richard Keith Sauls. Mr. Sauls has serves as director of SharedLabs, Inc. since January 2018. Mr. Sauls has been a Managing General Partner at Exeter Venture Group, a privately-owned venture capital and private equity firm, since January 2000. Over the course of the same period, he has been a Managing Partner at AppleGold Investment Company, a private investment company. From February 2014 to March 2015, Mr. Sauls was a Portfolio Manager at J.P. Morgan. He served as Investment Chair on the College of Charleston’s Foundation Board from 2012 to 2015. From 2004 to 2014, Mr. Sauls was Senior Vice President at GenSpring Family Offices (formerly AMA Global), a privately-owned multi-family office. 2008 to 2010 saw him working as Managing Director of the Diversified Portfolio Group at Crawford Investment Counsel, an investment firm that manages significant assets for private and institutional investors. From 2002 to 2004, Mr. Sauls was Senior Vice President of Client Account Management for Bessemer Trust, a private multi-family office. From 1994 to 1998, he was Associate Vice President of SunTrust Bank.

William Weingart. Mr. Weingart has served as Director of SharedLabs, Inc. since January 2018. Since 2010, Mr. Weingart has held various positions at Vantiv Corporation (NYSE: VNTV), a public company that provides Electronic Transaction Processing services to Financial Institutions and Merchants. He has held such roles as Senior Vice President of Product and Strategy, President of E-commerce Business, Chief Investment Officer, and most recently, as Senior Vice President of Business Integration. Mr. Weingart received a Master of Business Administration in Corporation Finance from Dowling College.

Susan Quackenbush. Ms. Quackenbush has served as director of SharedLabs, Inc. since January 2018. From November 2015 to present, Ms. Quackenbush has served as Chief Human Resources Officer of Vonage Holdings Corp. (NYSE: VG), a public company that provides business cloud communications services. Vonage transforms the way people work and businesses operate through a portfolio of cloud-based communications solutions that enable internal collaboration among employees, while also keeping companies closely connected with their customers, across any mode of communication, on any device. Prior to joining Vonage, she was Chief Human Resources Officer of Presidio, Inc. (Nasdaq: PSDO) from September 2012 to November 2015, a public company that is a leading North American IT solutions provider delivering digital transformation solutions through a full lifecycle of professional, managed and support services. Ms. Quackenbush has served as Vice President of Human Resources of DMG Information & Events from November 2010 to August 2012, a public company that provides high-value data to the insurance, property, energy, education and finance sectors and operates highly successful large scale events. She holds a M.B.A. in finance from Drexel University and a Bachelor’s degree in environmental and business economics from Rutgers University, Cook College.

Victor R. Eilau. Mr. Eilau has served as director of SharedLabs, Inc. since January 2018. From January 2013 to present, Mr. Eilau has served as Vice President of Technology Financing of Summit Funding Group, Inc., an international equipment leasing and financing company where he provides business development to the information technology sector. From June 2008 to present, Mr. Eilau has served as director of Essential LifeCycle Services, a private company that provides business processing outsourcing for the IT hardware repair and services supply chain. From 2010 to 2013, he served as Senior Vice President of Technology Value Financial LLC, an IT financing company. Mr. Eilau holds a Master of Management in finance from the Kellogg School of Management, Northwestern University and a Bachelor’s degree in marketing and computer science from Southern Illinois University.

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Kishore Khandavalli. Mr. Khandavalli has served as director of SharedLabs, Inc. since August 2017. He is the founder of iTech US, Inc., a wholly-owned subsidiary of SharedLabs, Inc. From January 2003 to August 2017, he served as Chief Executive Officer of iTech US, Inc., a private company that provides software consulting and staffing services. Mr. Khandavalli currently serves as Chief Executive Officer of Seven Tablets, Inc., a private company that provides mobile software development services, a position he has held since March 2012. He also serves as Chief Executive Officer of iTech Data Services, Inc., a private company that provides business processing outsourcing and data management services. M.r. Khandavalli earned a B.S. in Chemical Engineering from Andhra University and holds a MS in Chemical Engineering from The University of Akron.

Family Relationships

No family relationships exist between any of our current or former directors or executive officers.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors is primarily responsible for overseeing our risk management processes on behalf of the Company. The Board of Directors receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding our company’s assessment of risks. The Board of Directors focuses on the most significant risks facing our company and our company’s general risk management strategy, and also ensures that risks undertaken by our Company are consistent with the board’s appetite for risk. While the board oversees our company’s risk management, management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing our company and that our board leadership structure supports this approach.

Involvement in Certain Legal Proceedings

To our knowledge, our directors and executive officers have not been involved in any of the following events during the past ten years:

1.	any bankruptcy petition filed by or against such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.	being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting his involvement in any type of business, securities or banking activities or to be associated with any person practicing in banking or securities activities;

4.	being found by a court of competent jurisdiction in a civil action, the SEC or the Commodity Futures Trading Commission to have violated a Federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

5.	being subject of, or a party to, any Federal or state judicial or administrative order, judgment decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of any Federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6.	being subject of or party to any sanction or order, not subsequently reversed, suspended, or vacated, of any self-regulatory organization, any registered entity or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

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Board Committees

We expect that, immediately following this offering, the standing committees of our board of directors will consist of an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The expected composition and functions of the audit committee, compensation committee and nominating and corporate governance committee are described below. Members will serve on committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Upon completion of this offering, our audit committee will consist of Messrs. Sauls, Eilau and Weingart, with Mr. Keith Sauls serving as the chairman. Our board of directors has determined that Mr. Keith Sauls is an “audit committee financial expert” within the meaning of the SEC regulations. Our board of directors has also determined that each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector. The functions of this committee include:

●	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;
●	helping to ensure the independence and performance of the independent registered public accounting firm;
●	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;
●	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;
●	reviewing our policies on risk assessment and risk management;
●	reviewing related party transactions;
●	obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes our internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and
●	approving (or, as permitted, pre-approving) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Compensation Committee

Upon the pricing of this offering, our compensation committee will consist of Ms. Susan Quackenbush and Mr. Keith Sauls, with Ms. Susan Quackenbush serving as the chairman. The functions of the compensation committee will include:

●	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;
●	reviewing and recommending that our board of directors approve the compensation of our directors;
●	reviewing and approving, or recommending that our board of directors approve, the terms of compensatory arrangements with our executive officers;
●	administering our stock and equity incentive plans;
●	selecting independent compensation consultants and assessing conflict of interest compensation advisers;
●	reviewing and approving, or recommending that our board of directors approve, incentive compensation and equity plans; and
●	reviewing and establishing general policies relating to compensation and benefits of our employees and reviewing our overall compensation philosophy.

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Nominating and Corporate Governance Committee

Upon the pricing of this offering, our nominating and corporate governance committee will consist of Ms. Susan Quackenbush and Mr. Keith Sauls, with Ms. Susan Quackenbush serving as the chairman. The functions of the nominating and governance committee will include:

●	identifying and recommending candidates for membership on our board of directors;
●	including nominees recommended by stockholders;
●	reviewing and recommending the composition of our committees;
●	overseeing our code of business conduct and ethics, corporate governance guidelines and reporting; and
●	making recommendations to our board of directors concerning governance matters.

The nominating and corporate governance committee also annually reviews the nominating and corporate governance committee charter and the committee’s performance.

Code of Ethics

We have adopted a code of ethics that applies to all of our employees, including employees of our subsidiaries, as well as each of our directors and certain persons performing services for us. The code of ethics addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, Company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the code of ethics, employee misconduct, improper conflicts of interest or other violations. We will provide a copy of our code of ethics without charge upon written request to SharedLabs, Inc., 118 West Adams Street, Suite 200, Jacksonville, FL 32202.

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EXECUTIVE COMPENSATION

The following table sets forth the compensation for our fiscal years ended December 31, 2017 and 2016 earned by or awarded to, as applicable, our principal executive officer, principal financial officer and our other most highly compensated executive officers as of December 31, 2017.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	($)
Jason M. Cory, President &	2017	121,154	$0	-	-	7,911	129,065
Chief Executive Officer	2016	-	$0	-	-	-	-
Timothy Rahman,	2017	56,923	$0	-	-	7,911	64,834
Chief Financial Officer	2016	-	$0	-	-	-	-
John F. Andrews,	2017	64,038	$0	-	-	7911	71,949
Chief Operating Officer	2016	-	$0	-	-	-	-

Employment Agreements with Named Officers

We have entered into employment agreements with Tim Rahman and John Andrews. A description of each of the agreements follows.

Timothy Rahman. Pursuant to the terms of an employment agreement dated June 22, 2017, Mr. Rahman receives an annual base salary of $200,000, subject to increase in accordance with the policies of the Company in force from time to time, payable in installments in accordance with Company policy. The agreement also provides that Mr. Rahman is eligible to receive an executive incentive bonus of up to 100% of his annual salary. In addition, Mr. Rahman shall be eligible to receive an annual equity incentive bonus consisting of stock options of the Company in the sole discretion of Board of Directors. Mr. Rahman’s employment agreement has a term of two years and 6 days, commencing on July 24, 2017 and expiring on July 31, 2019, unless 30 day advance notice is provided by Mr. Rahman or as otherwise provided in the agreement.

John F. Andrews. Pursuant to the terms of an employment agreement dated August 14, 2017, Mr. Andrews receives an annual base salary of $185,000, subject to increase in accordance with the policies of the Company in force from time to time, payable in installments in accordance with Company policy. The agreement also provides that Mr. Andrews is eligible to receive an executive incentive bonus of up to 100% of his annual salary. Mr. Andrews’s employment agreement has a term of three years, commencing on August 14, 2017 and expiring on August 14, 2020, unless 30 day advance notice is provided by Mr. Andrews or as otherwise provided in the agreement. The agreement further provides that in the event Mr. Andrews is terminated without cause, he shall be entitled to severance payments of three months of his annual base salary then in effect.

Outstanding Equity Awards at Fiscal Year-End

There were no outstanding equity awards at the end of December 31, 2017.

Director Compensation

We have not paid any compensation to our directors as of December 31, 2017.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Certain Relationships and Related Transactions

We sublease office space for iTech US, Inc. from an entity owned by Kishore Khandavalli, a member of our Board of Directors.

We also sublease office space in Jacksonville, FL from an entity owned by Jenny Abbott, an employee and shareholder.

Director Independence

The listing requirements and rules of Nasdaq generally require that independent directors comprise a majority of the members of the boards of directors of listed companies within one year of the closing of their initial public offerings. At this time, Mr. William Weingart, Ms. Susan Quackenbush, Mr. Keith Sauls and Mr. Victor Eilau are our independent directors.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that Mr. William Weingart, Ms. Susan Quackenbush, Mr. Keith Sauls and Mr. Victor Eilau do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our voting securities by (i) any person or group owning more than 5% of any class of voting securities; (ii) our director and chief executive officer; (iii) our chief financial officer; and (iv) all executive officers and directors as a group as of January 24, 2018. Unless otherwise indicated, the address of all listed stockholders is c/o 181 W Adams Street, Suite 200, Jacksonville, FL 32202.

Name of Beneficial Owner		Common Stock Beneficially Owned	Percentage of Common Stock*
Directors and Officers:
Jason M. Cory		2,550,000	32.04%
Timothy Rahman	(1)	257,000	3.20%
John Andrews	(2)	81,310	1.02%
Mark T. Dinkel	(3)	125,000	1.56%
William Weingart		25,628	0.32%
Kishore Khandavalli	(4)	901,436	11.33%
Susan Quackenbush	(5)	13,940	0.18%
Richard Keith Sauls	(6)	63,663	0.80%
All officers and directors as a group		4,017,977	50.41%

5% or greater stockholder

RACE Holdings LLC	(7)	2,087,561	24.32%
Peach Management LLC	(8)	622,000	7.58%
Canyon Technologies LLC	(9)	1,126,870	14.14%

* Based on 7,958,343 shares of common stock issued and outstanding as of January 24, 2018.

(1)	Includes the exercise of 82,000 stock purchase warrants exercisable within 60 days.

(2)	Includes the exercise of 40,000 stock purchase warrants exercisable within 60 days.

(3)	Includes the exercise of 50,000 stock purchase warrants exercisable within 60 days.

(4)	Includes the exercise of 16,000 stock purchase warrants exercisable within 60 days.

(5)	Includes the exercise of 6,970 stock purchase warrants exercisable within 60 days.

(6)	Includes the exercise of 29,000 stock purchase warrants exercisable within 60 days .

(7)	Includes the exercise of 665,854 stock purchase warrants exercisable within 60 days. Keith Michael Jensen, managing member, holds sole voting and dispositive power over these shares.

(8)	Includes the exercise of 246,000 stock purchase warrants exercisable within 60 days. The Briggs Family 2017 Trust, managing member, holds sole voting and dispositive power over these shares.

(9)	Includes the exercise of 13,360 stock purchase warrants exercisable within 60 days . Michael Tower, managing member, holds voting and dispositive power over these shares.

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DESCRIPTION OF CAPITAL STOCK

Authorized and Outstanding Capital Stock

We have authorized capital stock of 110,000,000 shares, consisting of 100,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 “blank check” preferred stock.

Common Stock

We currently have 7,958,343 shares of our common stock issued and outstanding. The holders of our common stock are entitled to one vote per share. In addition, the holders of our common stock will be entitled to receive ratably dividends, if any, declared by our board of directors out of legally available funds; however, the current policy of our board of directors is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up, the holders of our common stock will be entitled to share ratably in all assets that are legally available for distribution. The holders of our common stock will have no preemptive, subscription, redemption or conversion rights.

Preferred Stock

We currently do not have any shares of preferred stock issued and outstanding. Our board of directors will be authorized, subject to any limitations prescribed by law, without further vote or action by our stockholders, to issue from time to time shares of preferred stock in one or more series. Each series of preferred stock will have the number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by our board of directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights.

Warrants

As of January 24, 2018, we have outstanding warrants to purchase 2,492,184 shares of common stock (the “Warrants”). Each Warrant represents the right to purchase one share of our common stock at an exercise price of $5.00 per share for a period of three (3) years from the date of issuance.

Listing

Our common stock is not quoted or listed on a quotation or over the counter marketer, stock market or exchange. We intend to apply to list our common stock on a national exchange or marketplace.

Transfer Agent and Registrar

Securities Transfer Corporation will serve as our transfer agent and registrar. They are located at 2901 N Dallas Parkway, Suite 380, Plano, TX 75093. The transfer agent’s phone number is (469) 633-0101.

SHARES ELIGIBLE FOR FUTURE RESALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market or the perception that such sales might occur could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

After completion of this offering, we will have [_________] shares of common stock outstanding (or [________] shares if the underwriters’ option to purchase additional shares is exercised in full).

All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless the shares are purchased by our “affiliates” as that term is defined in Rule 144 and except certain shares that will be subject to the lock-up period described below after completion of this offering. Any shares owned by our affiliates may not be resold except in compliance with Rule 144 volume limitations, manner of sale and notice requirements, pursuant to another applicable exemption from registration or pursuant to an effective registration statement.

Lock-Up Agreements

All of our directors, officers and principal stockholders are subject to lock-up agreements that, subject to certain exceptions, prohibit them from directly or indirectly offering, pledging, selling, contracting to sell, selling any option or contract to purchase, purchasing any option or contract to purchase, granting any option, right or warrant to purchase or otherwise transferring or disposing of any shares of our common stock, options to acquire shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock, whether now owned or hereafter acquired, or entering into any swap or any other agreement or any transaction that transfer, in whole or in part, directly or indirectly, the economic consequence of ownership, for a period of 180 days following the date of this prospectus, without the prior written consent of the Representative. These agreements are described in the section entitled “Underwriting.”

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Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

●	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

●	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain material U.S. federal income tax considerations with respect to the ownership and disposition of shares of our common stock applicable to non-U.S. holders who acquire such shares in this Offering. This discussion is based on current provisions of the Internal Revenue Code, U.S. Treasury regulations promulgated thereunder and administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect.

For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes, a partnership or any of the following:

●	a citizen or resident of the United States;

●	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

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If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a person treated as a partner generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding shares of our common stock should consult their tax advisors.

This discussion assumes that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a non-U.S. holder in light of that holder’s particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, brokers or dealers in securities, “controlled foreign corporations,” “passive foreign investment companies,” traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, holders who acquired our common stock pursuant to the exercise of employee stock options or otherwise as compensation, entities or arrangements treated as partnerships for U.S. federal income tax purposes, holders liable for the alternative minimum tax, certain former citizens or former long-term residents of the United States and holders who hold our common stock as part of a hedge, straddle, constructive sale or conversion transaction). In addition, this discussion does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax, nor does it address any aspects of the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, any U.S. federal estate and gift taxes, or any U.S. state, local or non-U.S. taxes. Accordingly, prospective investors should consult with their own tax advisors regarding the U.S. federal, state, local, non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. WE RECOMMEND THAT PROSPECTIVE HOLDERS OF OUR COMMON STOCK CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY FEDERAL, STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Dividends

In general, any distributions we make to a non-U.S. holder with respect to its shares of our common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount (or a reduced rate prescribed by an applicable income tax treaty) unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if an income tax treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States). A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated as first reducing the adjusted basis in the non-U.S. holder’s shares of our common stock and, to the extent it exceeds the adjusted basis in the non-U.S. holder’s shares of our common stock, as gain from the sale or exchange of such shares. Any such gain will be subject to the treatment described below under “—Gain on Sale or Other Disposition of our Common Stock.”

Subject to the discussion below regarding “—Foreign Account Tax Compliance,” dividends effectively connected with a U.S. trade or business (and, if an income tax treaty applies, attributable to a U.S. permanent establishment) of a non-U.S. holder generally will not be subject to U.S. withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its “effectively connected earnings and profits,” subject to certain adjustments.

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Gain on Sale or Other Disposition of Our Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income or, subject to the discussion below under the headings “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance,” withholding tax on any gain realized upon the sale or other disposition of our common stock unless:

●	the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder;

●	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied; or

●	we are or have been a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition and the non-U.S. holder’s holding period and certain other conditions are satisfied. We believe that we currently are not and we do not anticipate becoming, a USRPHC.

Gain that is effectively connected with the conduct of a trade or business in the United States generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of our common stock will generally be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by U.S. source capital losses, provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

U.S. backup withholding tax (currently, at a rate of 28%) is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting rules. Dividends paid to a non-U.S. holder generally will be exempt from backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN or W-8BEN-E, or otherwise establishes an exemption.

Under U.S. Treasury regulations, the payment of proceeds from the disposition of our common stock by a non-U.S. holder effected at a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a non-U.S. holder or otherwise establishes an exemption. The payment of proceeds from the disposition of our common stock by a non-U.S. holder effected at a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except in the case of proceeds from a disposition of our common stock by a non-U.S. holder effected at a non-U.S. office of a broker that is:

●	a U.S. person;

●	a “controlled foreign corporation” for U.S. federal income tax purposes;

●	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

●	a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership, or (b) the foreign partnership is engaged in a U.S. trade or business.

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Information reporting will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no knowledge or reason to know to the contrary). Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that the owner is a U.S. person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder generally can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Foreign Account Tax Compliance

Under Sections 1471 through 1474 of the Code and the Treasury regulations and administrative guidance promulgated thereunder (collectively, “FATCA”), a U.S. federal withholding tax of 30% generally is imposed on any dividends paid on our common stock and a U.S. federal withholding tax of 30% generally will be imposed on gross proceeds from the disposition of our common stock (beginning January 1, 2019) paid to (i) a “foreign financial institution” (as specifically defined under FATCA) unless such institution enters into an agreement with the U.S. tax authorities to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) and (ii) certain other foreign entities unless such entity provides the withholding agent with a certification identifying its direct and indirect “substantial U.S. owners” (as defined under FATCA) or, alternatively, provides a certification that no such owners exist and, in either case, complies with certain other requirements. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules and properly certifies its exempt status to a withholding agent or is deemed to be in compliance with FATCA. Application of FATCA tax does not depend on whether the payment otherwise would be exempt from U.S. federal withholding tax under the other exemptions described above. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Prospective non-U.S. holders should consult with their tax advisors regarding the possible implications of FATCA on their investment in our common stock.

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UNDERWRITING

Joseph Gunnar & Co., LLC is acting as the representative of the underwriters of the offering. We have entered into an underwriting agreement dated , 2018 with the representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below and each underwriter named below has severally and not jointly agreed to purchase from us, at the public offering price per share less the underwriting discounts set forth on the cover page of this prospectus, the number of common shares listed next to its name in the following table:

Underwriter	Number of Shares
Joseph Gunnar & Co., LLC

Total

All of the shares to be purchased by the underwriters will be purchased from us.

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares of common stock offered by us in this prospectus are subject to various conditions and representations and warranties, including the approval of certain legal matters by their counsel and other conditions specified in the underwriting agreement. The shares of common stock are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them. The underwriters reserve the right to withdraw, cancel or modify the offer to the public and to reject orders in whole or in part.

The underwriting agreement provides that the underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken, other than those shares covered by the over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement.

Over-allotment Option. We have granted the representative an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the representative to purchase a maximum of [____] additional shares (15% of the shares sold in this offering) from us to cover over-allotments, if any. If the representative exercises all or part of this option, it will purchase shares covered by the option at the public offering price per share that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total offering price to the public will be $ and the total net proceeds, before expenses, to us will be $ .

Discount. The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the representative of the over-allotment option.

	Per Share	Total Without Over-Allotment Option	Total With Over-Allotment Option
Public offering price	$	$	$
Underwriting discount (7.0%)	$	$	$
Non-accountable expense allowance (1.0%)(1)	$	$	$
Proceeds, before expense, to us	$	$	$

(1)	Non-accountable expense allowance will not be payable with respect to any shares sold pursuant to the representative’s exercise of the over-allotment option.

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The underwriters propose to offer the shares offered by us to the public at the public offering price per share set forth on the cover of this prospectus. In addition, the underwriters may offer some of the shares to other securities dealers at such price less a concession of up to $ per share. If all of the shares offered by us are not sold at the public offering price per share, the underwriters may change the offering price per share and other selling terms by means of a supplement to this prospectus.

We have paid an expense deposit of $25,000 to the representative, which will be applied against the out-of-pocket accountable expenses that will be paid by us to the underwriters in connection with this offering, and will be reimbursed to us to the extent not incurred.

In addition to the 1.0% non-accountable expense allowance, we have also agreed to pay the following expenses of the underwriters relating to the offering: (1) all fees, expenses and disbursements relating to background checks of our officers and directors in an amount not to exceed $10,000 in the aggregate; (2) all filing fees and expenses associated with the review of this offering by FINRA; (3) $29,500 for the underwriters’ use of Ipreo’s book-building, prospectus tracking and compliance software for this offering; (4) the underwriter’s legal fees incurred in connection with this offering in an amount not to exceed $75,000; and (5) up to $20,000 of the representative’s actual accountable road show expenses for the offering.

We estimate that the total expenses of the offering payable by us, excluding the total underwriting discount and commissions, will be approximately $_________.

Discretionary Accounts. The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements. We, our directors and executive officers and our pre-offering shareholders expect to enter into lock up agreements with the representative prior to the commencement of this offering pursuant to which each of these persons or entities will agree that, during the Lock-Up Period (as defined below), without the prior written consent of the representative, they will not (1) offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our securities or any securities convertible into or exercisable or exchangeable for our common stock owned prior to the date hereof or hereafter acquired or with respect to which such holder hereafter acquires the power of disposition; (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such shares, whether any such transaction described in (1) or (2) is to be settled by delivery of such shares, in cash or otherwise, (3) make any demand for or exercise any right with respect to the registration of any such shares, (4) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement related to any such securities, except for certain exceptions and limitations. The Lock-Up Period will be 365 days from the date of this prospectus for our directors and officers, 180 days for holders of 5% or more of our pre-offering shares of common stock, and 90 days for certain investors who participated in our private placement.

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Representative’s Warrants. We have agreed to issue to the representative warrants to purchase up to a total of [_______] shares of common stock (5% of the shares sold in this offering, excluding the over-allotment). The warrants will be exercisable at any time, and from time to time, in whole or in part, during the four-year period commencing one year from the effective date of the offering, which period shall not extend further than five years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(i). The warrants are exercisable at a per share price equal to 125% of the public offering price per share in the offering. The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The representative (or permitted assignees under Rule 5110(g)(1)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of the offering. In addition, the warrants provide for registration rights upon request, in certain cases. The demand registration right provided will not be greater than five years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(iv). The piggyback registration right provided will not be greater than seven years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(v). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of common shares at a price below the warrant exercise price.

Right of First Refusal. For a period of six (6) months from the effective date of the offering, the representative has an irrevocable right of first refusal to act as our sole investment banker, sole book-runner and/or sole placement agent, at the representative’s sole discretion, for each and every future public or private equity and debt offering, including all equity-linked offerings, by us, or any of our successors or subsidiaries during such 6-month period on terms customary to the representative.

Further, for the twelve 12-month period beginning after the effective date of an offering of at least $15,000,000, the representative has an irrevocable right of first refusal to act as investment banker, sole book-runner and/or sole placement agent, at the representative’s sole discretion, for each and every future public and private equity and debt offering, including all equity-linked offerings, by us, or any of our successors or subsidiaries during such 12-month period, on terms mutually agreeable to us, the representative and any other broker dealer involved. The representative shall have the sole right to determine whether or not any other broker dealer shall have the right to participate in any such offering and the economic terms of any such participation.

Electronic Offer, Sale and Distribution of Securities. A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Determination of the Initial Public Offering Price. Prior to this offering, there has been no public market for our common shares. The initial public offering price was determined through negotiations between us and the representative of the underwriters. In addition to prevailing market conditions, the factors considered in determining the initial public offering price included the following:

●	the information included in this prospectus and otherwise available to the representative;

●	the valuation multiples of publicly traded companies that the representative believes to be comparable to us;

●	our financial information;

●	our prospects and the history and the prospects of the industry in which we compete;

●	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues; and

●	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

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An active trading market for our common shares may not develop. It is also possible that, after the offering, the shares will not trade in the public market at or above the initial public offering price.

Stabilization. In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

●	Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.

●	Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares covered by the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares covered by the over-allotment option. The underwriters may close out any short position with shares issuable upon exercise of the over-allotment option and/or by purchasing shares in the open market.

●	Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

●

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common shares. These transactions may be effected on the NYSE American, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive market making. In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common stock on The Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

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Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer for the offeree under this prospectus.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area — Belgium, Germany, Luxembourg and the Netherlands

The information in this document has been prepared on the basis that all offers of common stock will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of common stock has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

●	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●	to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statement);

●	to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)I of the Prospectus Directive) subject to obtaining the prior consent of the company or any underwriter for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of common stock shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The common stock has not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

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This document and any other offering material relating to the common stock has not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs non-qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the common stock cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The common stock has not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The common stock offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), or ISA, nor have such common stock been registered for sale in Israel. The shares and warrants may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the common stock being offered. Any resale in Israel, directly or indirectly, to the public of the common stock offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the common stock in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, “CONSOB” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the common stock may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

●	to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

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Any offer, sale or delivery of the common stock or distribution of any offer document relating to the common stock in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the common stock in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such common stock being declared null and void and in the liability of the entity transferring the common stock for any damages suffered by the investors.

Japan

The common stock has not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the common stock may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires common stock may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of common stock is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The common stock has not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the common stock has not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of common stock in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the common stock be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of common stock in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

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Switzerland

The common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the common stock may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the common stock has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the common stock have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor have we received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the common stock within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the common stock, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by us.

No offer or invitation to subscribe for common stock is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the Canada and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the common stock. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the common stock may not be offered or sold in the Canada by means of this document, any accompanying letter or any other document, except in circumstances that do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the common stock has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the Canada in circumstances in which section 21(1) of FSMA does not apply to us.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

78

EXPERTS

The financial statements of SharedLabs, Inc. and its wholly-owned subsidiaries for the fiscal years ended December 31, 2016 have been audited by Friedman LLP, an independent registered public accounting firm as set forth in its report, and are included in reliance upon such report given on the authority of such firm as experts in accounting.

LEGAL MATTERS

Sichenzia Ross Ference Kesner LLP., New York, New York, will pass upon the validity of the shares of our common stock to be sold in this offering. Certain legal matters related to the offering will be passed upon for the underwriters by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., New York, New York.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and our securities, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract, agreement or other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can request copies of the registration statement by writing to the Securities and Exchange Commission and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s public reference room. In addition, the SEC maintains a website, which is located at www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s website.

Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the SEC. All documents filed with the SEC are available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.precisionopinion.com. You may access our reports, proxy statements and other information free of charge at this website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information on such website is not incorporated by reference and is not a part of this prospectus.

79

FINANCIAL STATEMENTS

SHAREDLABS, INC.

DECEMBER 31, 2016

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of SharedLabs, Inc.

We have audited the accompanying balance sheet of SharedLabs, Inc. (the “Company’) as of December 31, 2016, and the related statements of operations, stockholders’ equity, and cash flows for the period from December 7, 2016 (inception) to December 31, 2016. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the period from December 7, 2016 (inception) to December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note D to the financial statements, the Company has recurring losses and negative cash flows from operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note D. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. If the Company is unable to obtain additional sources of financing and achieve profitability there could be a material adverse effect on the Company.

/s/ Friedman LLP

East Hanover, New Jersey
January 30 , 2018

F-2

SHAREDLABS, INC.

BALANCE SHEET

DECEMBER 31, 2016

2016
ASSETS
Deferred financing costs	$15,000
Total Assets	15,000

STOCKHOLDERS’ EQUITY
Preferred stock – authorized 10,000,000 shares $0.0001 par value, none issued and outstanding	-
Common stock – authorized 100,000,000 shares $0.0001 par value, 4,137,824 shares issued and outstanding	414
Additional paid in capital	15,031
Accumulated deficit	(445)
Total stockholders’ equity	$15,000

The accompanying notes are an integral part of these statements.

F-3

SHAREDLABS, INC.

STATEMENT OF OPERATIONS

PERIOD FROM DECEMBER 7, 2016 (INCEPTION) TO DECEMBER 31, 2016

2016

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	$445

LOSS FROM OPERATIONS	(445)

PROVISION FOR INCOME TAXES	0

NET LOSS	$(445)

NET LOSS PER SHARE, BASIC AND DILUTED	$0

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, BASIC AND DILUTED	4,137,824

The accompanying notes are an integral part of these statements.

F-4

SHAREDLABS, INC.

STATEMENT OF STOCKHOLDERS’ EQUITY

PERIOD FROM DECEMBER 7, 2016 (INCEPTION) TO DECEMBER 31, 2016

	Preferred Stock		Common Stock		Additional		Total
	Shares	Amount	Shares	Amount	Paid In Capital	Accumulated Deficit	Stockholders’ Equity

Inception	-	-	4,137,824	$414	$(414)	$-	$-

Capital contributions	-	-	-	-	15,445	-	15,445

Net loss	-	-	-	-	-	(445)	(445)

Balance, December 31, 2016	-	-	4,137,824	$414	$15,031	$(445)	$15,000

The accompanying notes are an integral part of these statements.

F-5

SHAREDLABS, INC.

STATEMENT OF CASH FLOWS

PERIOD FROM DECEMBER 7, 2016 (INCEPTION) TO DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(445)
Changes in assets and liabilities:
Deferred Financing costs	(15,000)

Net cash used by operating activities	(15,445)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital Contributions	15,445

Net cash provided by financing activities	15,445
Net increase in cash	-

CASH, beginning of period	-

CASH, end of period	$-

F-6

SHAREDLABS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

A) SUMMARY OF OPERATIONS AND ACCOUNTING POLICIES

Operations:

SharedLabs, Inc. (the “Company”) is a holding company that was incorporated in Delaware on December 7, 2016. It is actively pursuing acquisitions in the technology industry with a variety of computer and software services, including application development and maintenance, consulting, staffing, and reengineering. The Company’s corporate office is located in Jacksonville, Florida.

Accounting policies:

A summary of the Company’s significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows:

1. Revenue recognition

The Company has no revenues.

2. Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

3. Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. Income Taxes

Deferred tax assets and liabilities are determined on the basis of the difference between the tax basis of assets and liabilities and their respective financial reporting amounts (“temporary differences”) at enacted tax rates in effect for the years in which the temporary differences are expected to reverse. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of these differences that have been included or excluded in the financial statements or tax returns.

The Company follows a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also prescribes direction on the recognition, classification, interest and penalties in interim periods, disclosure and transition.

F-7

The Company classifies interest expense and any related penalties, if any, related to income tax uncertainties as a component of income tax expense. No interest or penalties have been recognized as of December 31, 2016.

On December 22, 2017, the President of the United States signed into legislation the Tax Cuts and Jobs Act (the Act). The Act changes existing U.S. tax law and includes numerous provisions that will affect our business, including our income tax accounting, disclosure and tax compliance. We believe the most impactful changes within the Act are those that will reduce the U.S. corporate tax rates, business-related exclusions and deductions and credits. ASC 740, “Income Taxes” (Topic 740), requires the effects of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation is enacted.

Management has evaluated and concluded that there were no material uncertain tax positions requiring recognition in the Company’s financial statements for the year ended December 31, 2016. The Company does not expect any significant changes in the unrecognized tax benefits within twelve months of the reporting date.

5. Net loss per share

Basic loss per share was computed using the weighted average number of outstanding common shares. Diluted earnings per share, when presented, includes the effect of dilutive common stock equivalents from the assumed exercise of options, warrants, convertible preferred stock and convertible notes. Common stock equivalents are excluded in the computation of diluted earnings per share since their inclusion would be anti-dilutive. There were no anti-dilutive instruments as of December 31, 2016.

B) CAPITAL CONTRIBUTION

$15,445 of expenses were paid on behalf of the Company by a shareholder and is reflected as Additional Paid in Capital on the accompanying Balance Sheet. On December 7, 2016 10,000,000 shares of stock with a par value of $ .0001 were authorized and 4,137,824 were issued and outstanding as of December 31, 2016.

C) COMMITMENTS

The Company entered into an advisory engagement with Joseph Gunnar & Co LLC (“Joseph Gunnar”) on December 7, 2016. This contract was for advisory services to procure acquisition funding. An initial $15,000 fee (the “Cash Fee”) was paid upon engagement start and is reflected as prepaid financing fees on the accompanying Balance Sheet. Upon successful closing of a credit facility as defined by the agreement, the Company will be required to pay 3.5% cash fee along with a 3.5% warrant (the “Joseph Gunnar Warrants”) for the successful closing of the total credit facility.

Joseph Gunnar shall be entitled to the Cash Fee and the Joseph Gunnar Warrants, calculated in the manner provided above, with respect to any financing or capital-raising transaction of any kind, including situations in which an existing loan is increased in size or renewed for a new term.

F-8

D) GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2016, the Company had incurred an operating loss and continues to generate losses from operations along with negative cash flows from operations. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management’s Plan to Continue as a Going Concern

Our ability to continue as a going concern is dependent upon our ability to generate profitable business operations in the future and/or obtaining the necessary financing to meet our obligations and repay our liabilities. Through December 31, 2016, we have operated at a loss and remained in business from shareholder capital contributions. Management’s plan to continue as a going concern is based on us obtaining additional capital resources through the sale of our securities and/or loans on an as needed basis. The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described above and eventually attaining profitable operations.

In addition to the normal risks associated with a new business venture, there can be no assurance that the Company’s business plan will be successfully executed. Our ability to execute our business plan will depend on our ability to obtain additional financing and achieve a profitable level of operations. There can be no assurance that sufficient financing will be obtained. Further, we cannot give any assurance that we will generate substantial revenues or that our business operations will prove to be profitable. To the extent that the Company is unsuccessful, the Company may need to curtail or cease its operations and implement a plan to extend payables or reduce overhead until sufficient additional capital is raised to support further operations.

Subsequent to December 31, 2016, the Company entered into a business acquisition with iTech US, Inc. See Note E below.

F-9

E) SUBSEQUENT EVENTS

Purchase of iTech US, Inc.

Effective after the close of business on June 30, 2017 SharedLabs, Inc. purchased iTech US, Inc. and its subsidiaries (“iTech”). The aggregate purchase price was approximately $16,385,000, which was comprised of $11,090,000 in cash. The cash consideration is made up of $2,000,000 in long-term debt, assignment agreement of $7,275,000 and cash. Along with cash, the purchase includes approximately $3,081,000 in seller notes payable. 885,436 shares of Common stock of the Company and 16,000 warrants to purchase common stock of the Company were issued as part of the purchase. 400,000 shares of the common stock issued to the seller is subject to a Put and Call Option Agreement, under which the seller has the option, exercisable any time after 90 days from the effective date of the acquisition, to sell to the Company all or any portion of the common shares owned for a price of $2.60 per share. The Company has the right to purchase from the seller any or all of the common shares owned for a price of $2.60 per share.

In addition to the purchase price the Company agreed to pay the Seller a management fee of $10,000 per day for each calendar day beginning July 1, 2017 until the closing occurred on August 11, 2017 which totaled $410,000.

In connection with the acquisition, the former stockholder of iTech will assist the Company with the transition of management to the Company for a period of one year from the effective date of the acquisition. As consideration for services under this agreement, the Company will issue 12,136 shares of its common stock in two installments of 6,068 shares each on January 1, 2018 and June 30, 2018.

ExioS Inc. Acquisition

After the close of business on November 30, 2017, SharedLabs, Inc. purchased all of the outstanding stock of ExioS, Inc. in exchange for 164,956 shares of the Company’s common stock.

A portion of the common stock issued to the seller is subject to a Put and Call Option Agreement, under which the seller has the option, under certain circumstances, to Put the shares back to the Company at a value of not less than $1,100,000. These shares are also subject to a call option prior to the second anniversary of the effective date, under which the Company may purchase the shares subject to this agreement in total for $1,100,000, or in part by dividing $1,100,000 by the total shares subject to this agreement to establish a per share price for the purchase. The call option is subject to certain conditions, as defined in the agreement.

In addition, on the date of the closing, the Company entered into an Employment Agreement with the selling shareholder. The selling shareholder receives an annual base salary of $204,000, subject to increase in accordance with the policies of the Company in force from time to time, payable in installments in accordance with Company policy. The agreement terminates on March 31, 2020, unless 30 day advance notice is provided by the selling shareholder or in the event the selling shareholder becomes deceased.

Long Term Debt

Super G Capital, LLC -

In connection with the business acquisition of iTech, on August 11, 2017 the Company entered into a Business Loan and Security Agreement (the “Business Loan”) with Super G Capital, LLC. The Business Loan was for total principal of $2,000,000 plus interest at an annual rate of 20.0% for total interest of $800,000. The Business Loan is payable in semi-monthly installments of $58,333, including interest, fully maturing after 48 equal payments. The loan has a discount provision subject to a reduction of interest by $300,000 if loan is paid in full by February 11, 2018 or a reduction of interest by $200,000 if loan is paid in full by August 11, 2018. In addition, the Company has granted warrants to purchase 120,000 shares of common stock for an exercise price of $0.0001 per share in connection with the issuance of the note. These warrants were fully vested on the date of grant and expire in 2020.

F-10

Purchase and Sale Agreement

Prestige Capital Corporation

In connection with the business acquisition of iTech, Prestige Capital Corporation provided financing against certain accounts receivable on August 11, 2017 totaling $7,275,000. iTech US, Inc. and ITech’s wholly owned subsidiary have an arrangement with Prestige Capital Corporation (Prestige), under which they may assign certain accounts receivable. Upon assignment, Prestige will pay 80% of the face value of billed accounts receivable and 70% of the face value of unbilled accounts receivable (collectively, the Down Payment), up to $6,500,000 for iTech US, Inc. and $3,500,000 for Itech’s wholly owned subsidiary. Upon collection of the accounts receivable, Prestige will pay the balance of the receivables assigned, less a discount fee. The discount fee is 1.65% if paid within 30 days, increasing .55% for each additional 10 days outstanding, up to 4.95% if paid within 90 days, and increasing an additional 1.5% for each 10-day period thereafter until the account is paid in full.

Seller Notes

In connection with the business acquisition of iTech, the Company entered into a promissory agreement of $2,850,000 with the seller. Interest is payable quarterly at an annual rate of 6% beginning October 2017. Principal is payable in bi-annual installments of $712,500, beginning January 2018 through July 2019. Subordinated to Super G Capital and Prestige Capital debt, guaranteed by iTech and a limited guarantee by a stockholder.

In connection with the business acquisition of iTech, the Company entered into a promissory agreement with the seller in the amount of $231,289, plus interest at 6%. The note is secured by accounts receivable and is payable as and when payments of amounts due are collected. The note was paid in full on January 23, 2018.

Employment Agreement

Chief Financial Officer Agreement - Pursuant to the terms of an employment agreement dated June 22, 2017, the Chief Financial Officer (the “CFO”) receives an annual base salary of $200,000, subject to increase in accordance with the policies of the Company in force from time to time, payable in installments in accordance with Company policy. The agreement also provides that the CFO is eligible to receive an executive incentive bonus of up to 100% of his annual salary. During January 2018, the CFO received a 15,000 share stock grant. The agreement terminates on July 31, 2019, unless 30 day advance notice is provided by the CFO or in the event the CFO becomes deceased.

Chief Operating Officer Agreement - Pursuant to the terms of an employment agreement dated August 14, 2017, The Chief Operating Officer (the “COO”) receives an annual base salary of $185,000, subject to increase in accordance with the policies of the Company in force from time to time, payable in installments in accordance with Company policy. The agreement also provides that the COO is eligible to receive a performance-based incentive bonus in the discretion of the Chief Executive Officer. During January 2018, the COO received a 25,000 share stock grant. The term of the agreement is for 3 calendar years, expiring on August 14, 2020, unless 30 day advance notice is provided by the COO or in the event the COO becomes deceased.

Issuance of Common Stock and Warrants for Cash

During the Period January 1, 2017 through January 18, 2018, the Company issued units consisting of 1,995,280 shares of the Company’s common stock and 1,092,684 stock purchase warrants to various investors for gross proceeds of $4,765,445. The warrants have a maturity of 3 years and are exercisable at $5.00 per share.

Issuance of Common Stock and Warrants for Services

During the Period January 1, 2017 through January 18, 2018, the Company issued 774,847 shares of the Company’s common stock to advisors for services rendered. In addition, the Company issued 588,500 warrants for services rendered during the corresponding period.

Amendment to Articles of Incorporation

On January 24, 2018, the Company filed with the Secretary of State of the State of Delaware an amendment to its Certificate of Incorporation to increase the Company’s authorized capital stock from 100,000,000 shares to 110,000,000, such that the Company shall have the authority to issue 100,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 “blank check” preferred shares, par value $0.0001 per share, to be issued in series.

The financial statements have been retrospectively restated to include the effect of the amendment.

F-11

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

iTECH US, INC. AND SUBSIDIARY

DECEMBER 31, 2016 AND 2015

F-12

iTECH US, INC. AND SUBSIDIARY

DECEMBER 31, 2016 AND 2015

F-13

Report of Independent Registered Public Accountant

To the Board of Directors and
Stockholders of iTech US, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of iTech US, Inc. and Subsidiary (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of earnings, stockholder’s equity, and cash flows for each of the years in the two year period ended December 31, 2016. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of iTech US, Inc. and Subsidiary as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ Friedman LLP

East Hanover, NJ
January 25, 2018

F-14

iTECH US, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

DECEMBER 31,

A S S E T S

	2016	2015
CURRENT ASSETS
Cash	$77,514	$313,103
Accounts receivable, net	11,163,186	11,275,384
Prepaid expenses	124,671	130,572
Due from employees	22,505	16,241
Total current assets	11,387,876	11,735,300

PROPERTY AND EQUIPMENT, at cost, net	17,382	27,858

OTHER ASSETS
Security deposits	22,140	16,914
	22,140	16,914

	$11,427,398	$11,780,072

The accompanying notes are an integral part of these statements.

F-15

iTECH US, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

DECEMBER 31,

LIABILITIES AND STOCKHOLDER’S EQUITY

	2016	2015
CURRENT LIABILITIES
Note payable	$100,000	$100,000
Accounts payable	2,194,351	2,334,565
Accrued liabilities	8,622,037	8,205,456
State income taxes payable	70,147	50,313
Total current liabilities	10,986,535	10,690,334

STOCKHOLDER'S EQUITY
Common stock - 5,000 shares $1 par value, authorized, issued and outstanding	5,000	5,000
Retained earnings	425,008	1,074,783
Total iTech US, Inc. stockholder's equity	430,008	1,079,783
Noncontrolling interest	10,855	9,955
	440,863	1,089,738

	$11,427,398	$11,780,072

The accompanying notes are an integral part of these statements.

F-16

iTECH US, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF EARNINGS

YEARS ENDED DECEMBER 31,

	2016	2015

NET REVENUE	$74,280,696	$69,561,422

COST OF REVENUE	65,135,402	60,460,449

GROSS PROFIT	9,145,294	9,100,973

SELLING, ADMINISTRATIVE AND GENERAL EXPENSES	5,826,878	5,847,213

EARNINGS FROM OPERATIONS	3,318,416	3,253,760

OTHER (INCOME) EXPENSE
Interest expense	28,314	14,474
Other, net	(2,414)	(5,632)
	25,900	8,842

EARNINGS BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	3,292,516	3,244,918

PROVISION FOR INCOME TAXES	69,654	61,891

NET EARNINGS	3,222,862	3,183,027

NET EARNINGS ATTRIBUTABLE TO NONCONTROLLING INTEREST	(7,003)	(4,996)

NET EARNINGS ATTRIBUTABLE TO iTECH US, INC.	$3,215,859	$3,178,031

The accompanying notes are an integral part of these statements.

F-17

iTECH US, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

YEARS ENDED DECEMBER 31, 2016 AND 2015

	iTech US, Inc. Stockholder's Equity
	Common	Retained		Noncontrolling
	Stock	Earnings	Total	Interest	Total

BALANCE, January 1, 2015	$5,000	$1,566,348	$1,571,348	$9,017	$1,580,365

Distributions to S Corporation stockholder and noncontrolling interest member	-	(3,669,596)	(3,669,596)	(4,058)	(3,673,654)

Net earnings	-	3,178,031	3,178,031	4,996	3,183,027

BALANCE, December 31, 2015	5,000	1,074,783	1,079,783	9,955	1,089,738

Distributions to S Corporation stockholder and noncontrolling interest member	-	(3,865,634)	(3,865,634)	(6,103)	(3,871,737)

Net earnings	-	3,215,859	3,215,859	7,003	3,222,862

BALANCE, December 31, 2016	$5,000	$425,008	$430,008	$10,855	$440,863

The accompanying notes are an integral part of these statements.

F-18

iTECH US, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31,

	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings	$3,222,862	$3,183,027
Noncash items included in net earnings:
Depreciation and amortization	10,476	95,380
Provision for bad debts	4,764	(451)
Changes in assets and liabilities:
Accounts receivable	107,434	(775,238)
Prepaid expenses and other assets	675	(2,369)
Due from employees	(6,264)	21,359
Accounts payable	(140,214)	723,411
Accrued liabilities	416,581	469,603
State income taxes payable	19,834	13,713
	413,286	545,408
Net cash provided by operating activities	3,636,148	3,728,435

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	-	(12,686)
Net cash used in investing activities	-	(12,686)

Subtotal (forward)	$3,636,148	$3,715,749

(CONTINUED)

F-19

iTECH US, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31,

	2016	2015

Subtotal (forwarded)	$3,636,148	$3,715,749

CASH FLOWS FROM FINANCING ACTIVITIES
Net payments on note payable	-	(100,000)
Distributions to S Corporation stockholder and noncontrolling interest member	(3,871,737)	(3,673,654)
Net cash used in financing activities	(3,871,737)	(3,773,654)

Net decrease in cash	(235,589)	(57,905)

CASH, beginning of year	313,103	371,008

CASH, end of year	$77,514	$313,103

Supplemental Disclosures of Cash Flows Information
Cash paid during the year for:
Interest expense	$17,358	$17,606
Income taxes	$49,820	$48,178

The accompanying notes are an integral part of these statements.

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iTECH US, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

A) SUMMARY OF OPERATIONS AND ACCOUNTING POLICIES

Operations:

iTech US, Inc. and Subsidiary offer a variety of computer and software services, including application development and maintenance, consulting, staffing, and reengineering from its offices located in Vermont, New Jersey, Virginia, Texas, and Montreal, Canada.

Accounting policies:

A summary of the Company’s significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows:

1. Principles of consolidation

The consolidated financial statements include the accounts of iTech US, Inc. and its subsidiary, SmartWorks, LLC (collectively, “the Company”). All material intercompany accounts and transactions have been eliminated.

2. Revenue recognition

The Company generally enters into contracts and bills for its services based on time incurred as outlined in the contracts. Revenue is recognized as the services are rendered.

3. Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

4. Accounts receivable

Trade accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer creditworthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial condition of the Company’s customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management’s assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

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iTECH US, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

A) SUMMARY OF OPERATIONS AND ACCOUNTING POLICIES (continued)

4. Accounts receivable (continued)

Accounts receivable consists of the following at December 31:

	2016	2015
Billed	$7,781,859	$6,905,241
Unbilled	3,472,827	4,461,643
Total	11,254,686	11,366,884
Allowance for doubtful accounts	(91,500)	(91,500)
	$11,163,186	$11,275,384

5. Property and equipment, depreciation and amortization

Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives using the straight-line method.

Property and equipment consists of office and computer equipment, and is stated net of accumulated depreciation of $229,983 in 2016 and $219,507 in 2015.

6. Customer list

The cost of an acquired customer list was amortized to operations over its estimated useful life of four years. Amortization was computed on the straight-line method. Amortization expense was approximately $0 in 2016 and $80,100 in 2015.

7. Impairment of long-lived assets

Long-lived assets, such as property and equipment, and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows. An impairment charge, if any, is recognized in the amount by which the carrying amount of the asset exceeds the fair value, based on either discounted cash flows or market values.

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iTECH US, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

A) SUMMARY OF OPERATIONS AND ACCOUNTING POLICIES (continued)

8. Compensation expense / accrued compensation

Compensation for certain employees that provide revenue-generating services is paid under various arrangements. Certain employees are compensated under profit-sharing arrangements under which the Company pays compensation upon collection of related billings from customers; any write-offs of uncollectible accounts result in a commensurate reduction of the Company’s liability for payment of compensation to such employees. The Company provides an estimated allowance against accrued payroll through a credit to cost of revenue.

9. Advertising

Advertising costs are expensed as incurred and approximated $101,200 in 2016 and $58,500 in 2015.

10. Income taxes

Income taxes on net earnings of iTech US, Inc. are payable personally by the stockholder pursuant to an election under Subchapter S of the Internal Revenue Code not to have the Company taxed as a corporation. Accordingly, no provision has been made for federal income taxes; a provision has been made for state income taxes only for states in which the Company is not recognized as an S Corporation or states which otherwise utilize a tax approach which results in a Company-level tax obligation.

SmartWorks, LLC is a limited liability company, and its taxable income or loss is allocated to members under the terms of the operating agreement and federal income tax regulations. Therefore, no provision or liability for income taxes on net earnings of SmartWorks, LLC has been included in the financial statements.

Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2013.

During the years ended December 31, 2016 and 2015, the Company recognized no material interest or penalties related to unrecognized income tax benefits.

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iTECH US, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

A) SUMMARY OF OPERATIONS AND ACCOUNTING POLICIES (continued)

11. Use of estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

12. Recently issued accounting pronouncements

Leases

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02 Leases (Topic 842). This ASU was issued in three parts: (a) Section A, Leases: Amendments to the FASB Accounting Standards Codification, (b) Section B, Conforming Amendments Related to Leases: Amendments to the FASB Accounting Standards Codification, and (c) Section C, Background Information and Basis for Conclusions. While both lessees and lessors are affected by the new guidance which includes many changes, the effects on lessees are much more significant. The most significant change for lessees is the requirement to recognize right-of-use assets and lease liabilities for all leases not considered short-term leases, affecting leases which previously were accounted for as operating leases. This ASU is effective for years beginning after December 15, 2018 and must be implemented using a modified retrospective approach. The Company is currently evaluating the impact of adopting the ASU on its financial position and results of operations.

Revenue recognition

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which provides a robust framework for addressing revenue recognition issues and, upon its effective date, replaces almost all existing revenue recognition guidance, including industry-specific guidance, in current U.S. generally accepted accounting principles. The revenue recognition policies of almost all entities will be affected by the new guidance in the ASU. The degree to which an entity’s revenue recognition policies will change upon the adoption of the ASU, and the effects the changes will have on the entity’s financial statements will vary depending on the nature and terms of the entity’s revenue-generating transactions. In addition, entities in some industries likely will be affected by the new guidance in the ASU more than entities in other industries.

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iTECH US, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

A) SUMMARY OF OPERATIONS AND ACCOUNTING POLICIES (continued)

12. Recently issued accounting pronouncements (continued)

Revenue recognition (continued)

Given the broad applicability and potentially significant ramifications of the guidance in the ASU, the FASB provided significantly delayed effective dates for its guidance. The ASU is effective for years beginning after December 15, 2017. The Company is currently evaluating the impact of adopting the ASU on its financial position and results of operations.

13. Evaluation of subsequent events

In preparing these consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through January 25, 2018 the date the consolidated financial statements were available to be issued.

B) CONCENTRATION OF CREDIT RISK

The Company maintains bank account balances which, at times, may exceed federally insured limits. The Company has not experienced any losses with these accounts. Management believes the Company is not exposed to any significant credit risk on cash.

C) NOTE PAYABLE

iTech US, Inc. had a $2,000,000 revolving line of credit with Merchants Bank, due September 2017, which was paid in full in connection with the sale of the Company effective June 30, 2017 (see Note G). Interest was payable monthly at The Wall Street Journal prime rate (3.75% at December 31, 2016) plus 1.25%. The note was secured by substantially all assets of iTech US, Inc. and was personally guaranteed by the Company’s stockholder. The outstanding balance on this line was $100,000 at December 31, 2016 and 2015.

Provisions of the loan agreement include, among other things, maintenance of minimum tangible equity, limitations of distributions to the stockholder and obtaining prior authorization for new borrowings.

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iTECH US, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

D) RELATED - PARTY TRANSACTIONS

iTech India Pvt. Ltd.

The Company utilizes subcontractor services provided by iTech India Pvt. Ltd., an entity that is 51% owned by the Company’s stockholder. During 2016 and 2015, services purchased from this related party approximated $76,700 and $69,500, respectively. At December 31, 2016 and 2015, there was approximately $1,100 and $11,200, respectively, due to this related party.

iTech IT Projects India Pvt. Ltd.

The Company utilizes services provided by iTech IT Projects India Pvt. Ltd., an entity that is owned by a related party. During 2016 and 2015, services purchased from this related party approximated $1,005,400 and $919,300, respectively. At December 31, 2016 and 2015, there was approximately $1,200 and $30,000, respectively, due to this related party.

Seven Tablets, Inc.

The Company provides services to Seven Tablets, Inc., an entity that is owned 100% by the Company’s stockholder. During 2016 and 2015, revenues from this related party approximated $419,900 and $11,400, respectively. At December 31, 2016 and 2015, there was approximately $33,000 and $11,400, respectively, of unbilled accounts receivable due from this related party.

E) OPERATING LEASES

The Company leases office space and housing in Vermont, New Jersey, Virginia, Texas, California and Montreal, Canada with current rentals totaling approximately $34,000 per month, with lease terms expiring through May 2021. Total rent expense charged to operations was approximately $375,000 in 2016 and $256,200 in 2015.

Future minimum lease payments for all noncancellable operating leases having a term in excess of one year at December 31, 2016, approximate the following:

Years ending
December 31,	Amount

2017	$345,600
2018	24,600
2019	23,000
2020	23,000
2021	8,600
$424,800

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iTECH US, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

F) CONCENTRATIONS

Major Customers

In 2016 and 2015, iTech US, Inc. sold a substantial portion of its services to one customer. Sales in 2016 and 2015 to this customer were approximately $12,612,000 (17% of net sales) and $10,422,000 (15% of net sales), respectively. At December 31, 2016 and 2015, amounts due from this customer, included in accounts receivable, were $1,755,514 and $1,477,182, respectively.

Labor

We recruit IT professionals on a global basis from time to time and, therefore, must comply with the immigration laws in the countries in which we operate. As of December 31, 2016 and 2015, a significant percentage of our workforce was under a various number of visa work permits complying with U.S. immigration laws.

G) SUBSEQUENT EVENT

In January 2017, an Indian subsidiary, which is 99.9% owned by iTech US, Inc., was formed.

Effective after the close of business on June 30, 2017, the Company’s sole stockholder sold all of his outstanding common stock to another company.

In connection with the sale of iTech, Prestige Capital Corporation was assigned certain accounts receivable on August 11, 2017 totaling $7,275,000. iTech US, Inc. and SmartWorks, LLC have an arrangement with Prestige Capital Corporation (Prestige), under which they may assign certain accounts receivable. Upon assignment, Prestige will pay 80% of the face value of billed accounts receivable and 70% of the face value of unbilled accounts receivable (collectively, the Down Payment), up to $6,500,000 for iTech US, Inc. and $3,500,000 for SmartWorks, LLC. Upon collection of the accounts receivable, Prestige will pay the balance of the receivables sold, less a discount fee. The discount fee is 1.65% if paid within 30 days, increasing .55% for each additional 10 days outstanding, up to 4.95% if paid within 90 days, and increasing an additional 1.5% for each 10-day period thereafter until the account is paid in full.

[_____] shares

Common Stock

PROSPECTUS

The underwriters expect to deliver our shares to purchasers in the offering on or about                 , 2018.

Joseph Gunnar & Co.

The date of this prospectus is January 30 , 2018

Through and including              , 2018 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

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3,425,561 shares

Common Stock

PROSPECTUS

The date of this prospectus is January 30 , 2018

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The information in this prospectus is not complete and may be changed. The Selling Stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED January 30 , 2018

3,425,561 Shares
Common Stock

SHAREDLABS, INC.

This prospectus relates to the sale by the Selling Stockholders identified herein of up to 3,425,561 shares of common stock, par value $0.0001 per share (“Common Stock”), of SharedLabs, Inc., which includes 1,085,354 shares of Common Stock issuable upon the exercise of outstanding warrants.

This is the initial registration of shares of our Common Stock. We will not receive any of the proceeds from the sale of those shares being sold by the Selling Stockholders. We will pay the expenses of registering these shares.

We intend to apply to list our Common Stock on the Nasdaq Capital Market (“Nasdaq”); however, there can be no assurance that our application will be approved. If our shares become listed on a national securities exchange, sales will be made at prevailing market prices or privately negotiated prices.

The Selling Stockholders are offering these shares of Common Stock. The Selling Stockholders will receive all proceeds from the sale of the Common Stock. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 15 of this prospectus for a discussion of information that should be considered in connection with an investment in our common stock.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and we have elected to comply with certain reduced public company reporting requirements.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 30 , 2018.

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[Alternate Page for Selling Stockholder Prospectus]

SHARES REGISTERED FOR RESALE

Overview

Issuance of Common stock and Warrants for Cash

During the Period January 1, 2017 through January 18, 2018, the Company issued units consisting of 1,995,280 shares of the Company’s common stock and 1,092,684 stock purchase warrants to various investors for gross proceeds of $4,765,445. The warrants have a maturity of 3 years and are exercisable at $5.00 per share.

Issuance of Common Stock for Services

During the Period January 1, 2017 through January 18, 2018, the Company issued 774,847 shares of the Company’s common stock to advisors for services rendered. In addition, the Company issued 588,500 warrants for services rendered during the corresponding period.

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[Alternate Page for Selling Stockholder Prospectus]

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our Common Stock by the Selling Stockholders pursuant to this prospectus. However, we will receive proceeds for any exercise of warrants, but not for the subsequent sale of the shares underlying the warrants, which we are hereby registering. If all of the warrants exercisable for shares of Common Stock being registered in this offering are exercised, we could receive net proceeds of up to $5,426,770. The holders of the warrants are not obligated to exercise the warrants and we can provide no assurance that the holders of the warrants will choose to exercise all or any of the warrants. We will use these proceeds for general corporate purposes, including for working capital and acquisitions.

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[Alternate Page for Selling Stockholder Prospectus]

SELLING STOCKHOLDERS

This prospectus covers the resale, from time to time by the selling stockholders identified below, of up to 3,425,561 shares of our common stock, consisting of (i) 2,340,207 shares of common stock currently issued and outstanding and (ii) 1,085,354 shares of common stock issuable upon exercise of warrants. All of these shares of our common stock are being offered for resale by the selling stockholders.

We are registering the shares hereby pursuant to the terms of our agreements with certain stockholders, in order to permit the selling stockholders identified in the table below to offer the shares for resale from time to time.

The table below sets forth certain information regarding the selling stockholders and the shares of our common stock offered by them in this prospectus. The selling stockholders have not had a material relationship with us within the past three years other than as described in the footnotes to the table below or as a result of their acquisition of our shares or other securities. To our knowledge, subject to community property laws where applicable, each person named in the table has sole voting and investment power with respect to the shares of common stock set forth opposite such person’s name. Except where indicated, the mailing address of the selling stockholders is c/o SharedLabs, Inc. 118 West Adams Street, Suite 200, Jacksonville, Florida 32202.

	Number of Shares				Number of	Number of Shares
	Beneficially Owned				Shares	Beneficially Owned
	Prior to this Offering				Being Sold	After this Offering**
Selling Stockholder	Number		Percent (1)		Offered	Number	Percent (1)
Digital Man, LLC	299,000	(2)	3.74%		299,000		-%
RACE Holdings, LLC	2,097,561	(3)	24.32%		2,097,561,	-	-%
James and Pillar Dixon	4,800	(4)	*	%	4,800	-	-%
Noble Wells Corp. S.A.	24,000	(5)	*	%	24,000	-	-%
Stone Micro Valve LLC	72,000	(6)	*	%	72,000	-	-%
Kenneth Milne	24,000	(7)	*	%	24,000	-	-%
Evan English	4,800	(8)	*	%	4,800	-	-%
Alexander Keszeli	50,000	(9)	*	%	9,000	41,500	* %
Darrin M. Ocasio	65,000		*	%	65,000	-	-%
Peach Management LLC	622,000	(10)	7.58%		622,000	-	-%
RedChip Companies, Inc.	165,000	(11)	2.05%		165,000	-	-%
Aakash 88 LLC	6,000	(12)	*	%	6,000	-	-%
Robert E. & Jean L. Weiss Revocable Trust (2/12/2009)	2,400	(13)	*	%	2,400	-	-%
Robert E. Weiss Roth IRA	2,400	(14)	*	%	2,400	-	-%
Raghavendra Misra	6,000	(15)	*	%	6,000	-	-%
Chris Childers	14,995	(16)	*	%	4,800	10,195	* %
David Witt	3,600	(17)	*	%	3,600	-	-%
Martin Luytjes	12,000	(18)	*	%	12,000	-	-%
Gregory Georgallis	1,200	(19)	*	%	1,200	-	-%

*	Denotes less than 1%.
**	Assumes that all the shares are sold
(1)	Applicable percentage ownership is based on 7,958,343 shares of common stock outstanding as of January 24, 2018. “Beneficial ownership” includes shares for which an individual, directly or indirectly, has or shares voting or investment power, or both, and also includes options that are exercisable within 60 days of January 24, 2018. Unless otherwise indicated, all of the listed persons have sole voting and investment power over the shares listed opposite their names. Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 of the Exchange Act. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.

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(2)	Represents (i) 255,000 shares of common stock and (ii) 44,000 shares of common stock issuable within 60 days upon exercise of warrants, sold to the selling stockholder in the Company’s private placement, which closed in the third quarter of 2017. Alex Karis, managing member, holds sole voting and dispositive power.
(3)	Represents (i) 1,431,707 shares of common stock and (ii) 665,854 shares of common stock issuable within 60 days upon exercise of warrants. These shares were sold to the selling stockholder in private placement conducted by the Company in the third quarter of 2017 and the first quarter of 2018. Keith Michael Jensen, managing member, holds sole voting and dispositive power.
(4)	Represents (i) 4,000 shares of common stock and (ii) 800 shares of common stock issuable within 60 days upon exercise of warrants, sold to the selling stockholder in the Company’s private placement, which closed in the third quarter of 2017.
(5)	Represents (i) 20,000 shares of common stock and (ii) 4,000 shares of common stock issuable within 60 days upon exercise of warrants, sold to the selling stockholder in the Company’s private placement, which closed in the third quarter of 2017. Yap Sui Cheng Wendy, director, holds sole voting and dispositive power.
(6)	Represents (i) 60,000 shares of common stock and (ii) 12,000 shares of common stock issuable within 60 days upon exercise of warrants, sold to the selling stockholder in the Company’s private placement, which closed in the third quarter of 2017. Andrew Limpert, managing member, holds sole voting and dispositive power.
(7)	Represents (i) 20,000 shares of common stock and (ii) 4,000 shares of common stock issuable within 60 days upon exercise of warrants, sold to the selling stockholder in the Company’s private placement, which closed in the third quarter of 2017.
(8)	Represents (i) 4,000 shares of common stock and (ii) 800 shares of common stock issuable within 60 days upon exercise of warrants, sold to the selling stockholder in the Company’s private placement, which closed in the third quarter of 2017.
(9)	Includes (i) 7,500 shares of common stock and (ii) 3,000 shares of common stock issuable within 60 days upon exercise of warrants, sold to the selling stockholder in the Company’s private placements in the third quarter of 2017 and the first quarter of 2018. The selling stockholder is an employee of the Company.
(10)	Represents (i) 376,000 shares of common stock and (ii) 246,000 shares of common stock issuable within 60 days upon exercise of warrants issued to the selling stockholder for consulting services rendered. The Briggs Family 2017 Trust, managing member, holds sole voting and dispositive power over these shares.
(11)	Represents (i) 65,000 shares of common stock and (ii) 100,000 shares of common stock issuable within 60 days upon exercise of warrants issued to the selling stockholder for consulting services rendered. Dave Gentry, President, holds sole voting and dispositive power.
(12)	Represents (i) 5,000 shares of common stock and (ii) 1,000 shares of common stock issuable within 60 days upon exercise of warrants, sold to the selling stockholder in the Company’s private placement, which closed in the fourth quarter of 2017. Erika Breen, President, holds sole voting and dispositive power.
(13)	Represents (i) 2,000 shares of common stock and (ii) 400 shares of common stock issuable within 60 days upon exercise of warrants, sold to the selling stockholder in the Company’s private placement, which closed in the fourth quarter of 2017.
(14)	Represents (i) 2,000 shares of common stock and (ii) 400 shares of common stock issuable within 60 days upon exercise of warrants, sold to the selling stockholder in the Company’s private placement, which closed in the fourth quarter of 2017.
(15)	Represents (i) 5,000 shares of common stock and (ii) 1,000 shares of common stock issuable within 60 days upon exercise of warrants, sold to the selling stockholder in the Company’s private placement, which closed in the fourth quarter of 2017.
(16)	Includes (i) 4,000 shares of common stock and (ii) 800 shares of common stock issuable within 60 days upon exercise of warrants, sold to the selling stockholder in the Company’s private placement, which closed in the fourth quarter of 2017.
(17)	Represents (i) 3,000 shares of common stock and (ii) 600 shares of common stock issuable within 60 days upon exercise of warrants, sold to the selling stockholder in the Company’s private placement, which closed in the fourth quarter of 2017.
(18)	Represents (i) 10,000 shares of common stock and (ii) 2,000 shares of common stock issuable within 60 days upon exercise of warrants, sold to the selling stockholder in the Company’s private placement, which closed in the fourth quarter of 2017.
(19)	Represents (i) 1,000 shares of common stock and (ii) 200 shares of common stock issuable within 60 days upon exercise of warrants, sold to the selling stockholder in the Company’s private placement, which closed in the fourth quarter of 2017.

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[Alternate Page for Selling Stockholder Prospectus]

PLAN OF DISTRIBUTION

This prospectus relates to the resale of an aggregate 3,425,561 shares of our common stock, par value $0.0001 per share, which consists of: (i) 2,340,207 shares currently outstanding and; (ii) 1,085,354 shares of our common stock issuable upon exercise of warrants.

No market currently exists for our shares. The price reflected in this prospectus of $5.00 per share is the initial offering price of the shares of Common Stock upon effectiveness of the registration statement of which this prospectus forms a part. We intend to apply to list our common stock on the Nasdaq Capital Market; however, there is no assurance that our application will be approved. The selling stockholders may, from time to time, sell any or all of the shares covered by this prospectus at prevailing market prices at the time of sale, at varying prices or at negotiated prices. A selling stockholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
●	an exchange distribution in accordance with the rules of the applicable exchange;
●	privately negotiated transactions;
●	in transactions through broker-dealers that agree with the selling stockholder to sell a specified number of such securities at a stipulated price per security;
●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
●	a combination of any such methods of sale; or
●	any other method permitted pursuant to applicable law.

The selling stockholders may also sell securities under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as may be set forth in a supplement to this prospectus, in the case of an agency transaction, not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling stockholders may also sell securities short and deliver these securities to close out such short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities that require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (however, in such case, we must file a prospectus supplement or an amendment to this registration statement under applicable provisions of the Securities Act amending it to include such successors in interest as selling stockholders under this prospectus).

The selling stockholders might not sell any, or all, of the shares of our common stock offered pursuant to this prospectus. In addition, we cannot assure you that the selling stockholders will not transfer the shares of our common stock by other means not described in this prospectus.

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The selling stockholders and any brokers, dealers, agents or underwriters that participate with the selling stockholders in the distribution of our common stock pursuant to this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In this case, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of our common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any profits realized by the selling stockholders may be deemed to be underwriting commissions. If the selling stockholders and any brokers, dealers, agents or underwriters that participate with the selling stockholders in the distribution of our common stock pursuant to this prospectus are deemed to be an underwriter, the selling stockholders and such other participants in the distribution may be subject to certain statutory liabilities and would be subject to the prospectus delivery requirements of the Securities Act in connection with sales of shares of our common stock.

The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholder will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of securities of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and will inform them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

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[Alternate Page for Selling Stockholder Prospectus]

LEGAL MATTERS

The validity of the shares offered by this prospectus will be passed upon for us by Sichenzia Ross Ference Kesner LLP, New York, New York.

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[Alternate Page for Selling Stockholder Prospectus]

3,425,561 shares

Common Stock

PROSPECTUS

The date of this prospectus is January 30 , 2018

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PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuances and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the Nasdaq Capital Market application and listing fee.

SEC registration fee	$
FINRA filing fee	$
Nasdaq Capital Stock Market Application & Listing Fee	$
Legal fees and expenses	$
Accounting fees and expenses	$
Transfer Agent’s fees and expenses	$
Printer and engraving expenses	$
Miscellaneous	$
TOTAL	$

Item 14. Indemnification of Directors and Officers.

Subsection (a) of Section 145 of the General Corporation Law of Delaware, or the DGCL, empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that indemnification or advancement of expenses provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

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Reference is also made to Section 102(b)(7) of the DGCL, which enables a corporation in its certificate of incorporation to eliminate or limit the personal liability of a director for monetary damages for violations of a director’s fiduciary duty, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which the director derived an improper personal benefit. Our bylaws provides that we must indemnify our directors to the fullest extent under applicable law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors’ fiduciary duty of care to the Company and its stockholders. However, our directors may be personally liable for liability:

●	for any breach of duty of loyalty to us or to our stockholders;
●	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
●	for unlawful payment of dividends or unlawful stock repurchases or redemptions; or
●	for any transaction from which the director derived an improper personal benefit.

In addition, our bylaws provide that:

●	we are required to indemnify our directors and executive officers to the fullest extent not prohibited by Delaware law or any other applicable law, subject to limited exceptions;
●	we may indemnify our other officers, employees and other agents as set forth in Delaware law or any other applicable law;
●	we are required to advance expenses to our directors and executive officers as incurred in connection with legal proceedings against them for which they may be indemnified; and
●	the rights conferred in the amended and restated bylaws are not exclusive.

Section 145 of the Delaware General Corporation Law provides, in general, that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation and bylaws provide that we will indemnify our directors, officers, employees and agents to the extent and in the manner permitted by the provisions of the DGCL, as amended from time to time, subject to any permissible expansion or limitation of such indemnification, as may be set forth in any stockholders’ or directors’ resolution or by contract. Any repeal or modification of these provisions approved by our stockholders will be prospective only and will not adversely affect any limitation on the liability of any of our directors or officers existing as of the time of such repeal or modification.

We are also permitted to apply for insurance on behalf of any director, officer, employee or other agent for liability arising out of his actions, whether or not the DGCL would permit indemnification.

Item 15. Recent Sales of Unregistered Securities.

During the last three years, we have issued unregistered securities as described below. None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(a)(2) thereof as a transaction not involving a public offering.

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iTech US, Inc. Acquisition

We acquired all of the outstanding stock of iTech US, Inc. effective July 1, 2017. Accordingly, the consolidated financial statements include the results of operations of iTech US, Inc. and its subsidiaries, SmartWorks, LLC and iTech IT Solutions Private Ltd., from that date forward. The aggregate purchase price was approximately $16,385,000, which was comprised of $11,090,000 in cash, consisting of $2,000,000 in long-term debt, an assignment agreement of $7,275,000, and cash. Along with cash, the purchase includes approximately $3,081,000 in seller notes payable, 885,436 shares of common stock of the Company, and warrants to purchase up to 16,000 shares of common stock of the Company issued as part of the purchase.

In addition to the purchase price the Company agreed to pay the Seller a management fee of $10,000 per day for each calendar day beginning July 1, 2017 until the closing occurred on August 11, 2017 which totaled $410,000.

In connection with the acquisition, the former stockholder of iTech will assist the Company with the transition of management to the Company for a period of one year from the effective date of the acquisition. As consideration for services under this agreement, the Company will issue 12,136 shares of its common stock in two installments of 6,068 shares each on January 1, 2018 and June 30, 2018.

ExioS Inc. Acquisition

After the close of business on November 30, 2017, SharedLabs, Inc. acquired all of the outstanding stock of ExoIS, Inc. in exchange for 164,956 shares of the Company’s common stock.

A portion of the common stock issued to the seller is subject to a Put and Call Option Agreement, under which the seller has the option, under certain circumstances, to Put the shares back to the Company at a value of not less than $1,100,000. These shares are also subject to a call option prior to the second anniversary of the effective date, under which the Company may purchase the shares subject to this agreement in total for $1,100,000, or in part by dividing $1,100,000 by the total shares subject to this agreement to establish a per share price for the purchase. The call option is subject to certain conditions, as defined in the agreement.

Long Term Debt

Super G Capital, LLC

In connection with the business acquisition of iTech, on August 11, 2017 the Company entered into a Business Loan and Security Agreement (the “Business Loan”) with Super G Capital, LLC. The Business Loan was for total principal of $2,000,000 plus interest at an annual rate of 20.0% for total interest of $800,000. The Business Loan is payable in semi-monthly installments of $58,333, including interest, fully maturing after 48 equal payments. The loan has a discount provision subject to a reduction of interest by $300,000 if loan is paid in full by February 11, 2018 or a reduction of interest by $200,000 if loan is paid in full by August 11, 2018. In addition, the Company has granted warrants to purchase 120,000 shares of common stock for an exercise price of $0.0001 per share in connection with the issuance of the note. These warrants were fully vested on the date of grant and expire in 2020.

Purchase and Sale Agreement

Prestige Capital Corporation

In connection with the business acquisition of iTech, Prestige Capital Corporation purchased certain accounts receivable on August 11, 2017 totaling $7,275,000. iTech US, Inc. and SmartWorks, LLC have an arrangement with Prestige Capital Corporation (Prestige), under which they may assign certain accounts receivable. Upon assignment, Prestige will pay 80% of the face value of billed accounts receivable and 70% of the face value of unbilled accounts receivable (collectively, the Down Payment), up to $6,500,000 for iTech US, Inc. and $3,500,000 for SmartWorks, LLC. Upon collection of the accounts receivable, Prestige will pay the balance of the receivables sold, less a discount fee. The discount fee is 1.65% if paid within 30 days, increasing .55% for each additional 10 days outstanding, up to 4.95% if paid within 90 days, and increasing an additional 1.5% for each 10-day period thereafter until the account is paid in full.

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Seller Notes

In connection with the business acquisition of iTech, the Company entered into a promissory agreement of $2,850,000 with the seller. Interest is payable quarterly at an annual rate of 6% beginning October 2017. Principal is payable in bi-annual installments of $712,500, beginning January 2018 through July 2019. Subordinated to Super G Capital and Prestige Capital debt, guaranteed by iTech and a limited guarantee by a stockholder.

In connection with the business acquisition of iTech, the Company entered into a promissory agreement with the seller in the amount of $231,289, plus interest at 6%. The note is secured by accounts receivable and is payable as and when payments of amounts due are collected. The note was paid in full on January 23, 2018.

Employment Agreements

Chief Financial Officer Agreement - Pursuant to the terms of an employment agreement dated June 22, 2017, the Chief Financial Officer (the “CFO”) receives an annual base salary of $200,000, subject to increase in accordance with the policies of the Company in force from time to time, payable in installments in accordance with Company policy. The agreement also provides that the CFO is eligible to receive an executive incentive bonus of up to 100% of his annual salary. During January 2018, the CFO received a 15,000 share stock grant. The agreement terminates on July 31, 2019, unless 30 day advance notice is provided by the CFO or in the event the CFO becomes deceased.

Chief Operating Officer Agreement - Pursuant to the terms of an employment agreement dated August 14, 2017, The Chief Operating Officer (the “COO”) receives an annual base salary of $185,000, subject to increase in accordance with the policies of the Company in force from time to time, payable in installments in accordance with Company policy. The agreement also provides that the COO is eligible to receive a performance-based incentive bonus in the discretion of the Chief Executive Officer. During January 2018, the COO received a 25,000 share stock grant. The term of the agreement is for 3 calendar years, expiring on August 14, 2020, unless 30 day advance notice is provided by the COO or in the event the COO becomes deceased.

Issuance of Common stock and Warrants for Cash

During the Period January 1, 2017 through January 18, 2018, the Company issued units consisting of 1,995,280 shares of the Company’s common stock and 1,092,684 stock purchase warrants to various investors for gross proceeds of $4,765,445 . The warrants have a maturity of 3 years and are exercisable at $5.00 per share.

Issuance of Common Stock for Services

During the Period January 1, 2017 through January 18, 2018, the Company issued 774,847 shares of the Company’s common stock to advisors for services rendered. In addition, the Company issued 588,500 warrants for services rendered during the corresponding period.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated by reference herein.

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(b) Financial Statement Schedules.

All financial statement schedules have been omitted, since the required information is not applicable or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements and notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers, or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, State of Florida on the 30 th day of January, 2018.

SHAREDLABS, INC. (Registrant)

By:	/s/ Jason C. Cory
Name:	Jason C. Cory
Title:	Chief Executive Officer (Principal Executive Officer)

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Jason C. Cory and Timothy Rahman, and each of them (with full power to each of them to act alone), his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and on his behalf and in his name, place and stead, in any and all capacities, to sign, execute and file this registration statement under the Securities Act of 1933, as amended, and any or all amendments (including, without limitation, post-effective amendments) to this registration statement, with all exhibits and any and all documents required to be filed with respect thereto, with the Securities and Exchange Commission or any other regulatory authority, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing appropriate or necessary to be done in order to effectuate the same, as fully to all intents and purposes as he himself might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Jason C. Cory	Chief Executive Officer and Director (Principal Executive Officer)	January 30, 2018
Jason C. Cory

/s/ Timothy Rahman	Chief Financial Officer (Principal Accounting Officer)	January 30, 2018
Timothy Rahman

/s/ John Andrews	Chief Operating Officer	January 30, 2018
John Andrews

/s/ Richard Keith Sauls	Director	January 30, 2018
Richard Keith Sauls

/s/ William Weingart	Director	January 30, 2018
William Weingart

/s/ Susan Quackenbush	Director	January 30, 2018
Susan Quackenbush

/s/ Kishore Khandavalli	Director	January 30, 2018
Kishore Khandavalli

/s/ Victor R. Eilau	Director	January 30, 2018
Victor R. Eilau

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EXHIBIT INDEX

Exhibit No.		Exhibit Description
1.1	**	Form of Underwriting Agreement
3.1	*	Certificate of Incorporation of SharedLabs, Inc.
3.2	*	Certificate of Amendment of SharedLabs, Inc., dated October 27, 2017
3.3	*	Certificate of Amendment of SharedLabs, Inc., dated January 24, 2018
3.4	*	By-laws
4.1	**	Form of common stock certificate of SharedLabs, Inc.
5.1	**	Form of Opinion of Sichenzia Ross Ference Kesner LLP
10.1	*	Employment Agreement, dated as of June 22, 2017, by and between SharedLabs, Inc. and Timothy Rahman
10.2	*	Employment Agreement, dated as of August 14, 2017, by and between SharedLabs, Inc. and John F. Andrews
10.3	*	Consulting Agreement, dated as of June 20, 2017, by and between SharedLabs, Inc. and Peach Management LLC
10.4	*	Form of Subscription Agreement, dated August 1, 2017
10.5	*	Form of Warrant, dated August 1, 2017
10.6	*	Form of Subscription Agreement, dated December 2018
10.7	*	Form of Warrant, dated December 2018
10.8	*	Stock Purchase Agreement, effective as of June 30, 2017, by and among SharedLabs, Inc., iTech US, Inc., and Kishore Khandavalli
10.9	*	Value Assurances Agreement, effective as of June 30, 2017, by and between Kishore Khandavalli and SharedLabs, Inc.
10.10	*	Contribution Agreement, effective as of June 30, 2017, by and between Kishore Khandavalli and SharedLabs, Inc.
10.11	*	Promissory Note, dated June 30, 2017
10.12	*	Transition Services Agreement, dated June 30, 2017, by and among SharedLabs, Inc., iTech US, Inc., and Kishore Khandavalli
10.13	*	Stock Purchase Agreement and Plan of Reorganization, dated November 30, 2017, by and between SharedLabs, Inc. and Jonathan A. Clark
21.1	*	Subsidiaries of SharedLabs, Inc.
23.1	**	Consent of Sichenzia Ross Ference Kesner LLP (contained in Exhibit 5.1)
23.2	*	Consent of Friedman LLP *
24.1		Power of Attorney (included in signature pages).

*		Filed herewith.
**		To be filed by amendment

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